02 JUN -7 AM 11:52

Intelsat.
inspiring connections

Office of the
General Counsel

Issuer: Intelsat Ltd.
File No. 82-5214

June 5, 2002

02034913

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Amy O'Brien

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Dear Ms. O'Brien:

Intelsat, Ltd. (the "Company"), a company incorporated under the laws of Bermuda, hereby submits information which, since its last submission to you on January 3, 2002, the Company (A) has made or is required to make public pursuant to the laws of Bermuda, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange or (C) has distributed or is required to distribute to its security holders. This information is submitted in compliance with the requirement to furnish information that is material in accordance with Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934 (the "Exchange Act") to the Securities and Exchange Commission (the "Commission") in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to the Rule.

The Company owns and operates a global satellite communications system that provides Internet, broadcast, telephony and corporate network services in more than 200 countries and territories worldwide, including the United States. The Company is the successor of The International Telecommunications Satellite Organization, established by the Agreement Relating to the International Telecommunications Organization "INTELSAT" on August 20, 1971, as amended ("INTELSAT"). On July 18, 2001, the Company assumed substantially all of the assets and liabilities of INTELSAT, and the former Signatories and Investing Entities of INTELSAT became the shareholders of the Company.

The Company operates in the United States pursuant to licenses granted by the Federal Communications Commission (the "FCC"). In order to maintain its FCC licenses, the Company must comply with the Open-Market Reorganization for the Betterment of International Telecommunications Act[1] (the "Orbit Act"). As mentioned in our September 17, 2001 and January 3, 2002 letters to you, under the Orbit Act the Company must conduct an initial public offering (an "IPO") of its equity securities on or before December 31, 2002.

dlw 6/18

[1] Pub. L. No. 106-180, 114 Stat. 48 (2000).

On July 19, 2001 the Company's shareholders approved the issuance of up to 10,000,000 Shares under the Intelsat, Ltd. 2001 Share Option Plan (the "Plan"). The Company's board approved the Plan at its board meeting in September 2001 and the Plan became effective on October 24, 2001. Under the Plan, the Company may grant share options to its employees, independent contractors, consultants and directors. As of the date hereof, approximately 900 individuals are eligible to receive awards under the Plan. The Company expects to grant share options to substantially all of such individuals under the Plan. In December 2001 the Company granted 8,800,973 share options to 880 individuals. The Plan provides that any Shares acquired pursuant to the exercise of share options may not be transferred, pledged, assigned or otherwise alienated, other than by will or by the laws of descent and distribution, prior to an IPO of the Company, other than as a sale or transfer back to the Company.

Documents Submitted Herewith Required to be made Public Under Bermuda Law, Provided to Shareholders Under Bermuda Law or Otherwise or that are Publicly Available

In accordance with the Rule, attached are copies of the following documents that the Company, which is not listed on any stock exchange, has made public since January 3, 2002 pursuant to the laws of Bermuda or has distributed or is required to distribute to its security holders and that are material to an investment decision. Also attached are copies of certain publicly available documents that may be material to an investment decision.

A. Information Required to be Made Public Under Bermuda Law

1. Copy of the Company's register of members (Attachment 1)[2].

2. Copy of the Company's register of directors and officers (Attachment 2)[3].

B. Information Required to be Distributed to Shareholders Under Bermuda Law or Otherwise

1. Notice to shareholders of special general meeting, together with proxy statement and related materials (Attachment 3)[4].

2. The Company's annual report for the year ended December 31, 2001 (Attachment 4)[5].

3. The Company's audited financial statements for the year ended December 31, 2001, accompanied by the Company's independent auditors' report (Attachment 5)[6].

4. The Company's Quarterly Financial Report to shareholders for the Period Ended March 31, 2002 (Attachment 6)[7].

---

[2] This item is described under paragraph 2.A.(1) of our September 17, 2001 letter to you.
[3] This item is described under paragraph 2.A.(2) of our September 17, 2001 letter to you.
[4] This item is described under paragraph 2.B.(1) of our September 17, 2001 letter to you.
[5] This item is described under paragraph 2.B.(2) of our September 17, 2001 letter to you.
[6] This item is described under paragraph 2.B.(3) of our September 17, 2001 letter to you.
[7] This item is described under paragraph 2.B.(4) of our September 17, 2001 letter to you.

5. The Company's Consolidated balance sheets as of July 18, 2001 and December 31, 2000 (Attachment 7)[8].

6. The Company's letter to shareholders announcing its intention to conduct an IPO (Attachment 8)[9].

7. The Company's letter to shareholders notifying them that a registration statement relating to the IPO was filed with the Commission (Attachment 9)[10].

C. Documents that are Publicly Available

1. Copy of the FCC's grant of extension of milestone date for launch of INTELSAT 903 (Attachment 10).

2. Copy of the FCC's response to Company's request to modify orbital location of INTELSAT 903 (Attachment 11).

3. Copy of the FCC's response to Company's request to modify orbital location of INTELSAT 904 (Attachment 12).

4. Copy of FCC's response to modify orbital location of INTELSAT 601 (Attachment 13).

5. Copy of FCC's response to modify orbital location of INTELSAT 604 (Attachment 14).

6. Copy of FCC's response to modify orbital location of INTELSAT 905 (Attachment 15).

7. Copy of FCC's response to modify orbital location of INTELSAT 906 (Attachment 16).

D. Press Releases

1. Material Press Releases of the Company issued since January 3, 2002 (Attachment 17):

(a) Press Release dated April 17, 2002 ("Intelsat Signs Contract with Katelco to Provide DTH Services in Kazakhstan").
(b) Press Release dated April 3, 2002 ("Intelsat, Ltd. to Issue Senior Notes").
(c) Press Release dated April 2, 2002 ("Intelsat Signs Long-Term Contract with Verestar to Provide High-Speed Services to the Maritime Industry").
(d) Press Release dated March 30, 2002 ("Intelsat 903 Launch Successful: Satellite Fourth in Campaign to Increase Total Customer Capacity by up to 34 Percent").

---

[8] This item is described under paragraph 2.B.(4) of our September 17, 2001 letter to you.
[9] This item is described under paragraph 2.B.(5) of our September 17, 2001 letter to you.
[10] This item is described under paragraph 2.B.(5) of our September 17, 2001 letter to you.

(e) Press Release dated March 25, 2002 ("Intelsat Obtains Two Credit Facilities for Total $1 Billion: Initial Financings as Private Company").
(f) Press Release dated March 18, 2002 ("Intelsat Announces Strategic Acquisitions in First Step for Delivering New Wholesale Global Connectivity Solutions").
(g) Press Release dated March 5, 2002 ("Intelsat Announces New Internet Trunking Service").
(h) Press Release dated February 23, 2002 ("Intelsat 904 Launch Successful: Satellite Well-Suited for Delivering Powerful Solutions to Customers in Europe, Middle East, Africa and Asia").
(i) Press Release dated January 16, 2002 ("Intelsat Successfully Expands Digital Multimedia Service in French Polynesia").
(j) Press Release dated January 15, 2002 ("Intelsat Secures Launch Services for Intelsat X Series Satellites").

The information set forth above is being furnished to the Commission pursuant to subparagraphs (1)(i) and (1)(iii) of the Rule. In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

The Company agrees that it will furnish to the Commission on an ongoing basis any information that is material in accordance with Rule 12g3-2(b)(3). If the information the Company makes, or is required to make, public, distribute or file shall change from that set forth above, it will furnish the Commission with a revised list reflecting such changes promptly after the end of the fiscal year in which such change has occurred.

In the event that you have any questions in connection with this matter, please do not hesitate to contact Ms. Anjli Pero (212-558-7339) or Ms. Ann Bailen Fisher (212-558-3484) of Sullivan & Cromwell.

Very truly yours,

Conny Kullman
Director and Chief Executive Officer

Enclosures

cc: A. Bailen Fisher, Sullivan & Cromwell
A. Pero, Sullivan & Cromwell
D. Meltzer, Intelsat Global Service Corporation

05/10/2002

Register of Members

Page No: 1
Matter: 342500

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
International Telecommunications Satellite Organization 3400 International Drive, NW Washington, DC 20008 U.S.A.			reclassified fr Common Shrs			
	1	12,000.0000		100.00	17 Jul 2001	18 Jul 2001
Government of the Democratic and Popular Republic of Algeria Telecommunications Alger 4 Bd. Krim Belkacem Alger 16027 Algeria						
	2	1,541,085.0000		100.00	18 Jul 2001	
Empresa de Telecomunicacoes de Angola, ANGOLA TELECOM, E.P. Rua 1 Congresso, 26. 1 Andar P.O. Box 625 Luanda Angola						
	3	1,141,540.0000		100.00	18 Jul 2001	
Secretaria de Comunicaciones Peru 103 Piso 15 C1067ACC - Capital Federal Buenos Aires Argentina						
	4	249,500.0000		100.00	18 Jul 2001	
Advance Telecomunicaciones S.A. L.N. Alem 628 piso 9 Capital Federal Buenos Aires C1001AAO Argentina						
	5	446,815.0000		100.00	18 Jul 2001	
COMSAT Argentina S.A. Carlos Pellegrini 1363 6to Piso 1011 Capital Federal Buenos Aires Argentina						
	6	5,315,870.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
GTECH Foreign Holdings Corporation 55 Technology Way West Greenwich RI 02817 USA						
	7	60,675.0000		100.00	18 Jul 2001	
Impsat S.A. Alferez Pareja 256 Capital Federal Buenos Aires, 1107 Argentina			trans to #228			
	8	2,136,730.0000		100.00	18 Jul 2001	30 Oct 2001
Pramer S.C.A. Bonpland 1745 1-piso Capital Federal Buenos Aires, 1414 Argentina						
	9	44,050.0000		100.00	18 Jul 2001	
Servicio Para el Transporte de Informacion S.A. (SPTI) Aristobulo del Valle 1257 Piso 2 Capital Federal 1295 Buenos Aires Argentina						
	10	63,390.0000		100.00	18 Jul 2001	
Servicios Satelitales S.A. Avenda Jujuy 1956 Capital Federal (ABU 1247)-Ciudad Autonoma de Buenos Aires Argentina						
	11	2,370.0000		100.00	18 Jul 2001	
Tecoar S.A. Av Rivadavia 1367 P16"A" 1033 Capital Federal Buenos Aires Argentina						
	12	768,405.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telecom Argentina STET - France Telecom S.A. Alicia Moreau de Justo 50 Piso 40 Buenos Aires C1107AAB Argentina						
	13	781,295.0000		100.00	18 Jul 2001	
Telefonica de Argentina Calle Peron 1286 Piso 5 Capital Federal (1038) Buenos Aires Argentina						
	14	609.175.0000		100.00	18 Jul 2001	
Telepuerto Internacional Buenos Aires, S.A. Olga Cosential 731 Piso 4 Puerto Madero Este C1107BVA, Puerto Madero Buenos Aires Argentina			trans to #244 trans to #245			
	15	5,540,630.0000		100.00	22 Jul 2001	22 Feb 2002
WOLD Internacional, S.A. 3440 Motor Ave., Suite 200 Los Angeles CA 90034 USA						
	16	12,345.0000		100.00	18 Jul 2001	
Ministry of Telecommunications of the Republic of Armenia 28 Nalbandyan Str. Yerevan 375010 Armenia						
	17	250,000.0000		100.00	18 Jul 2001	
****Not Used****						
	18	0.0000		100.00	18 Jul 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Optus Networks Pty. Limited Level 5 242 Exhibition Street Melbourne Victoria 3000 Australia						
	19	4,654,115.0000		100.00	18 Jul 2001	
Telstra Corporation Limited 242 Exhibition Street Level 5 Melbourne Victoria 3000 Australia						
	20	8,528,330.0000		100.00	18 Jul 2001	
Telekom Austria Aktiengesellschaft Schwarzenbergplatz 3 A-1030 Vienna Austria						
	21	964,384.0000		100.00	18 Jul 2001	
Ministry of Communication of Azerbaijan Republic Azerbaijan Avenue 33 P.O. Box 370139 Baku Azerbaijan						
	22	250,000.0000		100.00	18 Jul 2001	
The Bahamas Telecommunication Corporation (BATELCO) P.O. Box N-3048 John F. Kennedy Drive Nassau N.P. Bahamas						
	23	576,605.0000		100.00	18 Jul 2001	
Bahrain Telecommunications Company (BATELCO) P.O. Box 14 Manama Arabian Gulf Bahrain						
	24	1,674,245.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telegraph & Telephone Board of Bangladesh Telejogajog Bhaban 37/E, Eskaton Garden Dhaka 1000 Bangladesh						
	25	1,065,590.0000		100.00	18 Jul 2001	
Cable & Wireless BET Limited Wildey St. Michael Barbados						
	26	445,220.0000		100.00	18 Jul 2001	
BELGACOM BELGACOM Towers U-Tower, 28th Floor Koning Albert II laan 27 B-1030 Brussels Belgium						
	27	1,191,800.0000		100.00	18 Jul 2001	
Office des Postes et Telecommunications de la Republique du Benin 01 B.P. 5959 Cotonou Benin						
	28	286,360.0000		100.00	18 Jul 2001	
****Not Used****						
	29	0.0000		100.00	18 Jul 2001	
****Not Used****						
	30	0.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Empresa Nacional de Telecomunicaciones (ENTEL) Calle Federico Zuazo No. 1771 8vo. Piso La Paz Bolivia						
	31	940,040.0000		100.00	18 Jul 2001	
Public Enterprise PTT Bosnia and Herzegovina Branilaca Sarajevo 20/8 71000 Sarajevo Bosnia-Hercegovina						
	32	293,040.0000		100.00	18 Jul 2001	
****Not Used****						
	33	0.0000		100.00	18 Jul 2001	
Empresa Brasileira de Telecomunicacoes S.A. (EMBRATEL) Av. Presidente Vargas 1012 8 andar Rio De Janeiro RJ-CEP 20179-900 Brazil						
	34	11,730,505.0000		100.00	18 Jul 2001	
Comsat Brazil Ltda. Av. Benedicto Campos, 853 Jardim do Trevo Campinas S.P. Brazil-CEP 13030-040 Brazil						
	35	30,730.0000		100.00	18 Jul 2001	
Tgo Do Brasil Limitada Rua Matias Aires 402 CJ121-12 Sao Paulo S.P. 01309-020 Brazil						
	36	15,670.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****	37	0.0000		100.00	18 Jul 2001	
Bulgarian Telecommunications Company Ltd. 8 Totleben Blvd 1606 Sofia Bulgaria	38	250,000.0000		100.00	18 Jul 2001	
Office National des Telecommunications (ONATEL) du Burkina Faso Avenue Nelson Mandela 01 B.P. 10000 Ouagadougou 01 Burkina Faso	39	290,570.0000		100.00	18 Jul 2001	
Cameroon Telecommunications (CAMTEL) P.O. Box 1571 Yaounde CAMEROON	40	930,510.0000		100.00	18 Jul 2001	
Teleglobe, Inc. 1000 Rue de la Gauchetiere Ouest Montreal (Quebec) H3B 4X5 Canada	41	18,853,905.0000		100.00	18 Jul 2001	
CABO VERDE TELECOM, SARL B.P. 220 Praia Cape Verde	42	250,000.0000		100.00	18 Jul 2001	

INTELSAT, LTD.

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Societe Centrafricaine des Telecommunications (SOCATEL) P.O. Box 939 Bangui Central African Republic						
	43	69,663.0000		100.00	18 Jul 2001	
****Not Used****						
	44	0.0000		100.00	18 Jul 2001	
****Not Used****						
	45	0.0000		100.00	18 Jul 2001	
****Not Used****						
	46	0.0000		100.00	18 Jul 2001	
AT&T Chile Long Distance S.A. Vitacura 2939 Piso 8 Santiago Chile						
	47	38,800.0000		100.00	18 Jul 2001	
Compania de telefonos de Chile Transmisiones Regionales S.A. c/o Telefonica Mundo 188 Nueva de Lyon No. 72, piso 11 P.O. Box 16370 Providencia Chile						
	48	288,065.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
CHINA TELECOM 33 Erlong Road Xicheng District Beijing 100032 People's Republic of China						
	49	8,307,875.0000		100.00	18 Jul 2001	
PCCW-HKT Limited 35th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong People's Republic of China						
	50	3,167,195.0000		100.00	18 Jul 2001	
****Not Used****						
	51	0.0000		100.00	18 Jul 2001	
****Not Used****						
	52	0.0000		100.00	18 Jul 2001	
Office Congolais des Postes et Telecommunications (OCPT) Immeube INSS. 1er niveau. 95 Boulevard du 30 juin Kinshasa/Gombe P.O.Box 7070, Kinshasa 1 Democratic Republic of Congo			Subject to Writ of Fieri Facias 23/11/01			
	53	454,207.0000		100.00	18 Jul 2001	
****Not Used****						
	54	0.0000		100.00	18 Jul 2001	

INTELSAT, LTD.

05/10/2002

Register of Members

Page No: 10
Matter: 342500

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Instituto Costarricense de Electricidad Edificio Central Sabana Norte Boulevard Las Americas y Calle Luisa, Piso 2 Puerta 75, San Jose 1000 Costa Rica						
	55	948,080.0000		100.00	18 Jul 2001	
L'Agence des Telecommunications de Cote d'Ivoire (ATCI) 18 B.P. 2203 Abidjan 18 Cote D'ivoire						
	56	989,075.0000		100.00	18 Jul 2001	
Cote-d'Ivoire (CI-Telecom) 17 BP 275 Abidjan 17 Cote D'ivoire						
	57	552,005.0000		100.00	18 Jul 2001	
Ministry of Maritime Affairs, Transport and Communications Prisavlje 14 HR 10 000 Zagreb Croatia (Hrvatska)						
	58	287,865.0000		100.00	18 Jul 2001	
Empresa de Telecomunicaciones de Cuba, S.A. (ETECSA) Calle 18 #3303 e/33 y 41 Miramar Plaga Ciudad De La Habana. CP1 Cuba						
	59	250,000.0000		100.00	18 Jul 2001	
****Not Used****						
	60	0.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Ceske Radiokomunikace a.s. U nakladoveho nadrazi 3114 130 00 Praha 3 Czech Republic						
	61	308,860.0000		100.00	18 Jul 2001	
TDC Tele Danmark A/S Norregade 21 DK-0900 Copenhagen C Denmark						
	62	939,575.0000		100.00	18 Jul 2001	
TELE Greenland A/S P.O. Box 1002 Skolevej 8 DK-3900 Nuuk Greenland						
	63	1,489,900.0000		100.00	18 Jul 2001	
Compania Dominica de Telefonos. C. por A. Av. Abraham Lincoln, No. 1101 Apartado 1377 Santo Domingo Dominican Republic						
	64	1,066,925.0000		100.00	18 Jul 2001	
****Not Used****						
	65	0.0000		100.00	18 Jul 2001	
Andinatel S.A. Calle Veintimilla 1149 Y Av. Amazonas Edificio De Andinatel Piso 2 Quito Ecuador			Replacement Certificate Trans to # 231			
	66	759,220.0000		100.00	18 Jul 2001	27 Nov 2001

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Entry as Member (Date)	Cessation of Membership (Date)
Pacifictel S.A. Rocafuerte 732 y Roca Edificio Pacifictel Guayaquil Ecuador						
	67	389,045.0000		100.00	18 Jul 2001	
Telecom Egypt International Communications 26 Ramsis Street P.O. Box 2271 Cairo, 11511 Egypt						
	68	2,308,345.0000		100.00	18 Jul 2001	
Compania de Telecomunicaciones de El Salvador, S.A. de C.V. 63 Avenida Sur y Alameda Roosevelta. Centro Financiero Gigante. Torre A. Nivel 11 San Salvador El Salvador						
	69	294,915.0000		100.00	18 Jul 2001	
Ministry of Transportation and Communications of the Republic of Equatorial Guinea Calle Presidente Nasar S/N A.P. 490 Malabo Equatorial Guinea						
	70	250,000.0000		100.00	18 Jul 2001	
****Not Used****						
	71	0.0000		100.00	18 Jul 2001	
Fiji International Telecommunications Limited (FINTEL) 158 Victoria Parade P.O. Box 59 Suva Fiji						
	72	344,755.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Entry as Member (Date)	Cessation of Membership (Date)
Sonera Carrier Networks Ltd. P.O. Box 800 FIN-00051 Sonera Finland						
	73	250,000.0000		100.00	18 Jul 2001	
FRANCE TELECOM FTLD/DFI 246 rue de Bercy Paris 75012 France						
	74	21,147,700.0000		100.00	18 Jul 2001	
GENSAT Z.I. Athelia II 215 Avenue du Serpolet 13704 La Ciotat Cedex France			trans to #246 trans to #247			
	75	667,585.0000		100.00	18 Jul 2001	22 Feb 2002
MULTICOMS 6 allee Latecoere BP 280 78147 Velizy Cedex France						
	76	5.0000		100.00	18 Jul 2001	
Office des Postes et Telecommunications de Polynesie Francaise 8, Rue De La Reine Pomare IV 98713 Papeete Tahiti French Polynesia						
	77	779,960.0000		100.00	18 Jul 2001	
****Not Used****						
	78	0.0000		100.00	18 Jul 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Office des Postes et Telecommunications (OPT) Boite Postale 20000 Libreville Gabon	79	427,400.0000		100.00	18 Jul 2001	
SakSat Georgia, Ltd. 40 Old Orchard Drive Weston CT 06883 United States	80	250,000.0000		100.00	18 Jul 2001	
Deutsche Telekom AG ZB NI/N135 Schofferstr. 10 64307 Darmstadt Germany	81	17,156,860.0000		100.00	18 Jul 2001	
Ghana Telecommunications Company Limited Accra North Post Office Nsawan Road Accra-North Ghana	82	1,042,630.0000		100.00	18 Jul 2001	
Western Telesystems (Ghana) Ltd. Kyem Place No 1 Dr, Isert Rd 7th Avenue Ext. North Ridge Accra Ghana	83	66,055.0000	Replacement Certificate Trans to # 232	100.00	18 Jul 2001	27 Nov 2001
****Not Used****	84	0.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Empresa Guatemalteca de Telecomunicaciones Calzado Aguilar Batres 35-37 Zona 12 Ciudad De Guatemala Guatemala						
	85	1,282,380.0000		100.00	18 Jul 2001	
****Not Used****						
	86	0.0000		100.00	18 Jul 2001	
SOTELGUI B.P. 2066 Conakry Guinea			Replacement Certificate trans to # 233			
	87	50,840.0000		100.00	18 Jul 2001	27 Nov 2001
****Not Used****						
	88	0.0000		100.00	18 Jul 2001	
****Not Used****						
	89	0.0000		100.00	18 Jul 2001	
Empresa Hondurena de Telecomunicaciones (HONDUTEL) Blv. Centroamerica P.O. Box 1794 Tegucigalpa, M.D.C. Honduras						
	90	250,000.0000		100.00	18 Jul 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Hungarian Satellite Communications Authority (HUNSAT) Varosmajor utca 12-14 Budapest XII H-1122 Hungary						
	91	514,525.0000		100.00	18 Jul 2001	
Iceland Telecom Limited v/Austurvoll IS-150 Reykjavik Iceland						
	92	643,815.0000		100.00	18 Jul 2001	
Videsh Sanchar Nigam Limited Videsh Sanchar Bhavan 6th Floor Mahatmi Gandhi Road Fort Mumbai-400 001 India						
	93	27,045,940.0000		100.00	18 Jul 2001	
PT INDOSAT Jalan Medan Merdeka Barat 21 P.O. Box 2905 Jakarta 10110 Indonesia						
	94	1,686,270.0000		100.00	18 Jul 2001	
Telecommunication Company of Iran TCI Building #2 Dr. Shariati Avenue P.O. Box 16315-159 Tehran Iran						
	95	7,303,420.0000		100.00	18 Jul 2001	
****Not Used****						
	96	0.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****						
	97	0.0000		100.00	18 Jul 2001	
RTE Commercial Enterprises Ltd. Mount Errol Donnybrook Dublin 4 Ireland						
	98	427,735.0000		100.00	18 Jul 2001	
"BEZEQ" The Israel Telecommunication Corporation Limited P.O. Box 1088 Jerusalem 91010 Israel						
	99	3,702,300.0000		100.00	18 Jul 2001	
Telecom Italia S.p.A. Via Flaminia, 189 00196 Rome Italy			trans to # 234			
	100	13,815,730.0000		100.00	18 Jul 2001	19 Dec 2001
Cable & Wireless Jamaica Limited 47 Half Way Tree Road Post Office Box 21 Kingston 5 Jamaica						
	101	1,105,330.0000		100.00	18 Jul 2001	
KDDI Corporation KDDI Bldg 3-2, Nishishinjuku 2-Chome Shinjuku Tokyo 163-8003 Japan						
	102	5,678,650.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****	103	0.0000		100.00	18 Jul 2001	
Jordan Telecommunications Company Prince Mohammad Street Third Circle Tower Building P.O. Box 1689 Amman 11118 Jordan	104	997,335.0000		100.00	18 Jul 2001	
****Not Used****	105	0.0000		100.00	18 Jul 2001	
****Not Used****	106	0.0000		100.00	18 Jul 2001	
Telkom Kenya Limited Kenyatta Ave. P.O. Box 30301 Nairobi Kenya	107	1,619,005.0000		100.00	18 Jul 2001	
Ministry of Posts and Telecommunications of the Democratic People's Republic of Korea, c/o DPR of Korea Permanent Mission to the United Nations 820 2nd Av. New York NY 10017 USA	108	250,000.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Korea Telecom Corp. 206 Jungja-dong Pundang-gu Songnam-city Kyonggi-do Zip 463-711 Republic of Korea	109	3,653,085.0000		100.00	18 Jul 2001	
Ministry of Communications, The State of Kuwait International Services Sector P.O. Box 318 11111 Safat Kuwait	110	3,207,535.0000		100.00	18 Jul 2001	
Ministry of Transport and Communications of the Kyrgyz Republic Isanov Street 42 720017 Bishkek Kyrgyz Republic	111	250,000.0000		100.00	18 Jul 2001	
Government of Lebanon P.O. Box 11-86 Beirut Lebanon	112	843,305.0000		100.00	18 Jul 2001	
Government of the Great Socialist People's Libyan Arab Jamahiriya P.O. Box 886 Zawia Street Tripoli Libya	113	1,454,260.0000		100.00	18 Jul 2001	
Government of the Principality of Liechtenstein Ministry of PTT Liechtenstein Office for Foreign Affairs Hiligkreuz 14 9490 Vaduz Liechtenstein	114	250,000.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Entry as Member (Date)	Cessation of Membership (Date)
Entreprise des Postes et Telecommunications 2 Rue Emile L-2999 Luxembourg			trans to #230			
	115	250,000.0000		100.00	18 Jul 2001	22 Nov 2001
TELECOM MALAGASY S.A. D.R.T. B.P. 763 Alarobia Antananarivo 101 Madagascar						
	116	545,100.0000		100.00	18 Jul 2001	
Malawi Telecommunications Limited Glyn Jones Road P.O. Box 537 Blantyre Malawi						
	117	287,865.0000		100.00	18 Jul 2001	
TELEKOM MALAYSIA BERHAD (128740-P) 5th Floor Wisma Telecom, Block A Jalan Gelenggang Damansa 50410 Kuala Lumpur Malaysia						
	118	2,501,110.0000		100.00	18 Jul 2001	
Societe des Telecommunications du Mali (SOTELMA) B.P. 740 Bamako Mali						
	119	498,695.0000		100.00	18 Jul 2001	
MALTACOM p.l.c. Spencer Hill Marsa Malta						
	120	313,060.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****	121	0.0000		100.00	18 Jul 2001	
Mauritius Telecom Limited Cassis Satellite Earth Station Menagerie Road Cassis Mauritius	122	948,080.0000		100.00	18 Jul 2001	
TELECOMUNICACIONES DE MEXICO (TELECOMM) Eje Central Lazaro Cardenas No. 567, Torre Central de Telecomunicaciones, Piso 11 Ala Norte Col. Narvarte, C.P. 03020, Mexico	123	1,690,070.0000		100.00	18 Jul 2001	
Federated States of Micronesia Telecommunications Corporation P.O. Box 1210 Kolonia Pohnpei 96941 Federated State of Micronesia	124	250,000.0000		100.00	18 Jul 2001	
MONACO TELECOM S.A.M. 7 Rue du Gabian 98000 Monaco	125	522,005.0000		100.00	18 Jul 2001	
Mongolia Telecom Sq. Sukhbaatar-9 P.O.B. 1166 Ulaanbaatar 210611 Mongolia	126	250,000.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Itissalat Al Maghrib S.A Avenue Ennakhil-Hay Riad Rabat Morocco						
	127	813,600.0000		100.00	18 Jul 2001	
Empresa Nacional de Telecomunicacoes de Mocambique, E.P.-TDM Rue Da Se, No.2 P.O. Box 25 Maputo Mozambique						
	128	765,070.0000		100.00	18 Jul 2001	
Telecom Namibia Limited P.O. Box 297 Windhoek Namibia						
	129	250,000.0000		100.00	18 Jul 2001	
Nepal Telecommunications Corporation Central Office Sanchar Bhavan Bhradrakali Plaza Kathmandu P.O.Box 5406 Nepal						
	130	399,415.0000		100.00	18 Jul 2001	
KPN Satcom B.V. Maanplein 5 TP5, 9th Floor 2516 CK The Hague The Netherlands						
	131	6,072,085.0000		100.00	18 Jul 2001	
Telecom Corporation of New Zealand Limited Telecom Networks House 68-86 Jervois Quay P.O. Box 1092 Wellington 6015 New Zealand						
	132	2,461,790.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Television New Zealand Ltd. Television Centre 100 Victoria St West P.O. Box 3819 Auckland New Zealand						
	133	10,225.0000		100.00	18 Jul 2001	
Instituto Nicaraguense de Telecomunicaciones y Correos (TELCOR) Edificio Del Seguro Social VI piso Apartado Postal No. 2664 Managua Nicaragua						
	134	268,350.0000		100.00	18 Jul 2001	
Societe Nigerienne des Telecommunications (SONITEL) B.P. 208 Niamey Niger						
	135	336,778.0000		100.00	18 Jul 2001	
Nigerian Telecommunications Limited (NITEL) Block 4, Mambolo Street Wuse, Zone 2 P.O. Box 2890 Garki Abuja Nigeria						
	136	2,992,400.0000		100.00	18 Jul 2001	
Telenor Broadband Services AS P.O.Box 6914 St. Olavs Plass Oslo N-0130 Norway						
	137	20,566,590.0000		100.00	18 Jul 2001	
Oman Telecommunications Company (S.A.O.C.)-Omantel P.O. Box 789 Omantel. Ruwi Postal code 112 Muscat Oman						
	138	840,560.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****						
	139	0.0000		100.00	18 Jul 2001	
Cable & Wireless Panama S.A. Edificio Plaza Internacional Torre C Via Espana Ciudad De Panama 9A Panama						
	140	1,462,675.0000		100.00	18 Jul 2001	
Telikom PNG Limited P.O. Box 84 Kumul Avenue Waigani NUD Papua New Guinea						
	141	334,008.0000		100.00	18 Jul 2001	
Comision Nacional de Telecomunicaciones (CONATEL) Dpto. De Relaciones Internacionales Yegros 437 Y 25 De Mayo Edificio San Rafael Piso 2 Asunction Paraquay						
	142	754,220.0000		100.00	18 Jul 2001	
Telefonica del Peru, S.A. Av. Benavides 661, Piso 12 Lima-18 Peru			trans to #240 trans to #241 Pledge			
	143	4,644,225.0000		100.00	18 Jul 2001	07 Feb 2002
Philippine Communications Satellite Corporation (PHILCOMSAT) 11/F Telecoms Plaza Bldg. 316 Sen. Gil Puyat Ave. Makati City 1200 Philippines						
	144	1,184,415.0000		100.00	18 Jul 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
The Polish Telecommunication Company "Tp Sat" Centrum Uslug Satelitarnych W Psarach K. Kielc Skr. Poczt. 745 25-324 Kielce 25 Poland						
	145	1,212,625.0000		100.00	18 Jul 2001	
Companhia Portuguesa Radio Marconi Av. D. Joao II, Lote 1.16 Parque Das Nacoes 1990-083 Lisbon Portugal						
	146	3,143,600.0000		100.00	18 Jul 2001	
Qatar Public Telecommunications Corporation (Q-Tel) New Headquarters Tower P.O.Box 217, West Bay Doha Qatar						
	147	845,015.0000		100.00	18 Jul 2001	
SOCIETATEA NATIONALA DE RADIOCOMUNICATII S.A. Bd. Liberatatii nr. 14 70060 Bucharest Sector 5 Romania						
	148	765,230.0000		100.00	18 Jul 2001	
****Not Used****						
	149	0.0000		100.00	18 Jul 2001	
Central Bank of Russian Federation (Bank of Russia) 12, Neglinnaya Street 103016 Moscow Russia						
	150	2,544,345.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Rwandatel S.A. B.P.1332 Kigali Rwanda	151	250,000.0000		100.00	18 Jul 2001	
Saudi Telecom Company (STC) International Affairs P.O.Box 87912 Riyadh 11652 Saudi Arabia	152	4,520,675.0000		100.00	18 Jul 2001	
Societe Nationale des Telecommunications (SONATEL) 6 Rue Wagane Diouf Dakar B.P. 69 Dakar Senegal	153	1,141,045.0000		100.00	18 Jul 2001	
Singapore Telecommunications Limited 31 Exeter Road #08-00 COMCENTRE 239732 Singapore	154	4,744,115.0000		100.00	18 Jul 2001	
ST Teleport PTE Ltd. 2B/2C Ayer Rajah Crescent 139937 Singapore	155	3,130.0000		100.00	18 Jul 2001	
****Not Used****	156	0.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
TELKOM SA Limited Satellite Division Private Bag X74 152 Procs Street 0001 Pretoria South Africa						
	157	5,790,345.0000		100.00	18 Jul 2001	
Telefonica de Espana, S.A. Jefe de Gestion Del Segmento Espacial Plaza De Espana 5, 4a Planta Madrid 28008 Spain						
	158	3,674,630.0000		100.00	18 Jul 2001	
Electroteks Limited 429, D Galle Road Ratmalana Sri Lanka						
	159	1,165.0000		100.00	18 Jul 2001	
Sri Lanka Telecom P.O. Box 235 OTS Building Lotus Road Colombo 01 Sri Lanka						
	160	1,184,830.0000		100.00	18 Jul 2001	
Government of the Republic of the Sudan P&T Main Building Gamu A (University) Street P.O. Box 1130 Khartoum 11111 Sudan						
	161	416,545.0000		100.00	18 Jul 2001	
Posts and Telecommunications Corporation (Public) P.O. Box 125 Mbabane H100 Swaziland						
	162	250,000.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telia AB SE-123 86 FARSTA Vitsandsgatan 9 Sweden	163	1,566,190.0000		100.00	18 Jul 2001	
Tele2 Sverige AB Carrier Services Borgarfjordsgatan P.O. Box 62 S-164 94 Kista Sweden	164	5.0000		100.00	18 Jul 2001	
Swisscom AG C/O Swisscom Ltd. Headquarters Alte Teifenaustr. 6 3050 Bern Switzerland	165	3,789,160.0000		100.00	18 Jul 2001	
Government of the Syrian Arab Republic C/O Syrian Telecommunications Establishment Al-Naser Street Damascus Syria	166	486,435.0000		100.00	18 Jul 2001	
****Not Used****	167	0.0000		100.00	18 Jul 2001	
Tanzania Telecommunications Company Limited Samora Avenue 11th Floor P.O. Box 9070 Dar Es Salaam Tanzania	168	698,580.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
The Communications Authority of Thailand (CAT) 99 Chaeng Watthana Rd. Thung Song Hong Lak Si Bangkok 10002 Thailand						
	169	2,379,045.0000		100.00	18 Jul 2001	
Societe des Telecommunications du Togo (TOGO TELECOM) Avenue Nicolas Grunitzky B.P.333 Lome Togo						
	170	140,414.0000		100.00	18 Jul 2001	
Telecommunications Services of Trinidad and Tobago Limited TSTT House 1 Edward Street Port of Spain Trinidad West Indies						
	171	337,105.0000		100.00	18 Jul 2001	
****Not Used****						
	172	0.0000		100.00	18 Jul 2001	
Turk Telekomunikasyon A.S. Uydu Haberlesme Dairesi Bsk. 06103 Ankara Turkey						
	173	7,506,400.0000		100.00	18 Jul 2001	
Uganda Telecom Limited P.O.Box 7171 Kampala Uganda						
	174	250,000.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Ministry of Communications of the Government of the United Arab Emirates P.O. Box 900 Abu-Dhabi United Arab Emirates	175	4,090,375.0000		100.00	18 Jul 2001	
British Telecommunications plc PP211 Holborn Centre 120 Holborn London EC1N 2TE United Kingdom	176	19,166,105.0000		100.00	18 Jul 2001	
Beednet Group 4005 25th Street North Arlington, VA 22207-3901 United States	177	4,155.0000		100.00	18 Jul 2001	
Cable and Wireless plc 26 Red Lion Square London WC1R 4HQ United Kingdom	178	10,230,335.0000		100.00	18 Jul 2001	
Cable and Wireless (West Indies) Ltd. 26 Red Lion Square London WC1R 4HQ United Kingdom	179	648,660.0000		100.00	18 Jul 2001	
Caprock UK Ltd. Caprock Building Denmore Rd Denmore Rd Industrial Est Aberdeen AB21 8JW United Kingdom	180	5.0000		100.00	18 Jul 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Comsat General Corporation 6560 Rock Spring Drive Bethesda Maryland 20817 United States						
	181	5,949,445.0000		100.00	18 Jul 2001	
Comsat International Ventures 6560 Rock Spring Drive Bethesda Maryland 20817 United States						
	182	5.0000		100.00	18 Jul 2001	
Data Marine Systems Ltd. 7265 Old Galviston Highway Highway 3 Houston Texas 77034 United States						
	183	24,465.0000		100.00	18 Jul 2001	
Datasat Communications Limited Ashbourne, Black Lane Chalfont St. Giles Bucks. HP8 4NY United Kingdom						
	184	382,555.0000		100.00	18 Jul 2001	
DeTeSat Deutsche Telekom Purchase Department Hochstadenring 50 D-53119 Bonn Germany						
	185	27,220.0000		100.00	18 Jul 2001	
Flow-Line Communications Ltd. Ariel House, Mill Lane Alton, Hampshire, GU342QJ United Kingdom						
	186	5.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****	187	0.0000		100.00	18 Jul 2001	
Globecast Northern Europe Ltd. 200 Gray's Inn Road London WC1X 8XZ United Kingdom	188	92,775.0000		100.00	18 Jul 2001	
****Not Used****	189	0.0000		100.00	18 Jul 2001	
Kingston TLI Ltd. Chalfont Grove Gerrands Cross Buckinghamshire SL9 8TN United Kingdom	190	288,920.0000		100.00	18 Jul 2001	
****Not Used****	191	0.0000		100.00	18 Jul 2001	
Multipoint Communications Ltd. Satellite House Eastways Industrial Park Witham, Essex, CM8 3YQ United Kingdom	192	5.0000		100.00	18 Jul 2001	

INTELSAT, LTD.

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****						
	193	0.0000		100.00	18 Jul 2001	
Newsforce (UK) Ltd. C/O Globecast Northern Europe Ltd. 200 Gray's Inn Road London WC1X 8XZ United Kingdom						
	194	86,790.0000		100.00	18 Jul 2001	
National Transcommunications Ltd. (NTL) Crawley Court Winchester Hampshire United Kingdom						
	195	5.0000		100.00	18 Jul 2001	
****Not Used****						
	196	0.0000		100.00	18 Jul 2001	
****Not Used****						
	197	0.0000		100.00	18 Jul 2001	
RTE Commercial Enterprises Ltd. Mount Errol Donnybrook Dublin 4 Ireland						
	198	5.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Redwing Satellite Solutions Ltd. Transmission Station Great North Road Brookmans Park Hertfordshire A19 6 NE United Kingdom	199	285,185.0000		100.00	18 Jul 2001	
Teleport UK Limited (trading as Satellite Media Sevices) Lawford Heath Earth Station Lawford Heath, Rugby Warwickshire CV23 9EU United Kingdom	200	71,540.0000		100.00	18 Jul 2001	
****Not Used****	201	0.0000		100.00	18 Jul 2001	
Spacelink International LLC 45975 Nokes Boulevard Suite 145 Dulles Virginia 20166 UNITED STATES	202	1,072,235.0000		100.00	18 Jul 2001	
Spacetel International UK 15 Bowling Green Lane London EC1R OBD United Kingdom	203	136,665.0000		100.00	18 Jul 2001	
Teleglobe International (UK) Ltd. 1000 Rue de la Gauchetiere Quest Montreal Quebec H3B 4X5 Canada	204	5.0000		100.00	18 Jul 2001	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****						
	205	0.0000		100.00	18 Jul 2001	
COMSAT Corporation Rock Spring One, Fourth Floor 6560 Rock Spring Drive Bethesda Maryland 20817 United States	206	108,958,020.0000		100.00	18 Jul 2001	
Administracion Nacional de Telecomunicaciones Casilla De Correo 1477 Av. Fernandez Crespo 1534 Piso 4 Montevideo 11200 Uruguay	207	262,790.0000		100.00	18 Jul 2001	
Post and Telecommunications Agency of the Republic of Uzbekistan Amir Temur Street, 24 700000 Tashkent Uzbekistan	208	250,000.0000		100.00	18 Jul 2001	
Government of the Vatican City State Vatican City State 00120 Rome Italy Vatican City	209	250,000.0000		100.00	18 Jul 2001	
Venezuelan Telephone Company (Compania Anonima Nacional Telefonos de Venezuela) Avenida Libertador Cetro Nacional De Telecomunicaciones Piso 20 Apartado Postal Caracas 1010, Venezuela	210	5,596,630.0000		100.00	18 Jul 2001	

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Vietnam Posts and Telecommunications Corporation 18 Nguyen Du Street Hanoi Socialist Republic of Vietnam	211	1,242,645.0000		100.00	18 Jul 2001	
Government of the Republic of Yemen Airport Road Al-Jirap P.O. Box 25237 Sana'a Republic of Yemen	212	429,430.0000		100.00	18 Jul 2001	
Community of the Yugoslav Posts. Telegraphs and Telephones Palmoticeva 2 11000 Belgrade Yugoslavia	213	287,865.0000		100.00	18 Jul 2001	
Zambia Telecommunications Company Limited Provident House Corner of Moffat Road and Broadway P.O. Box 71660 Ndola Zambia	214	416,870.0000		100.00	18 Jul 2001	
Government of Zimbabwe 107 Union Avenue P.O. Box CY 331 Causeway Harare Zimbabwe	215	90,710.0000		100.00	18 Jul 2001	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	216	21,604,275.0000	trans to #235, #236, #237, #238, #239	100.00	18 Jul 2001	30 Jan 2002

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
****Not Used****	217	0.0000		100.00	18 Jul 2001	
Hare & Co. as nominee for the Bank of New York, Trustee under Trust Agmt. I among Intelsat, Ltd., the Trustee and Pakistan Telecommunication Company Limited. Global Fin. Unit. 101 Barclay St Fl 21W, NY,NY 10286	218	3,320,121.0000		100.00	18 Jul 2001	
Tryco International Inc. 6736 Old McLean Villiage Drive McLean VA 22101 USA	219	250,000.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Telekom Austria Aktiengesellschaft Richmond House, Par-la-Ville Road, Hamilton Bermuda	220	3,776.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Pakistan Telecommunication Company Limited Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	221	49,534.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Telikom PNG Limited Richmond House, Par-la-Ville Road, Hamilton Bermuda	222	3,102.0000		100.00	18 Jul 2001	

INTELSAT, LTD.

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat Ltd., and Societe des Telecommunications du Togo (TOGO TELECOM) Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	223	352,096.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat Ltd., and Societe Centrafricaine des Telecommunications (SOCATEL) Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	224	218,202.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat Ltd., and Societe Nigerienne des Telecommunications (SONITEL). Richmond House, Par-la-Ville Road, Hamilton Bermuda	225	32,092.0000	trans to # 229	100.00	18 Jul 2001	30 Oct 2001
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat Ltd., and Government of Zimbabwe Richmond House, Par-la-Ville Road, Hamilton Bermuda	226	159,290.0000		100.00	18 Jul 2001	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd., and Office Congolais des Postes et Telecommunications (OCPT) Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	227	302,553.0000	Subject to Writ of Fieri Facias 23/11/01	100.00	18 Jul 2001	
Orbital Holdings, Ltd. Codan Trust Company (Cayman) Limited P.O.Box 2681 GT Zephyr House, Mary Street George Town, Grand Cayman British West Indies	228	2,136,730.0000	trans from #8	100.00	30 Oct 2001	

INTELSAT, LTD.

05/10/2002

Register of Members

Matter: 342500

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Societe Nigerienne des Telecommunications (SONITEL) B.P. 208 Niamey Niger			trans from 225			
	229	32,092.0000		100.00	30 Oct 2001	
Entreprise des Postes et Telecommunications 8a, avenue Monterey L-2020 Luxembourg			trans from #115			
	230	250,000.0000		100.00	22 Nov 2001	
Andinatel S.A. Calle Veintimilla 1149 Y Av. Amazonas Edificio De Andinatel Piso 2 Quito Ecuador			Replacement Certificate Trans from # 66			
	231	759,220.0000		100.00	27 Nov 2001	
Western Telesystems (Ghana) Ltd. Kyem Place No 1 Dr. Isert Rd 7th Avenue Ext. North Ridge Accra Ghana			Replacement Certificate Trans from # 83			
	232	66,055.0000		100.00	27 Nov 2001	
SOTELGUI B.P. 2066 Conakry Guinea			Replacement Certificate Trans from # 87			
	233	50,840.0000		100.00	27 Nov 2001	
Genesis Sechste Verwaltungsgesellschaft mbH Rathenau Platz 2-8 60313 Frankfurt Am Main Germany			trans from #100			
	234	13,815,730.0000		100.00	19 Dec 2001	

Issuer: Intelsat, Ltd.
File No. 82-5214
Page No:
Matter: 342500

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
OJSC Kazakhtelecom 100 G Furmanov Street 480091 Almaty Kazakhstan			trans from #216			
	235	1,259,130.0000		100.00	30 Jan 2002	
Ethiopian Telecommunications Corporation P.O. Box 1047 Addis Ababa Ethiopia			trans from #216			
	236	661,270.0000		100.00	30 Jan 2002	
Empresa Nacional de Telecomunicaciones TELECOM Carrera 12 No 23-83, Piso 3 Santa Fe de Bogota, D.C. Colombia			trans from #216			
	237	7,501,170.0000		100.00	30 Jan 2002	
Spacetel-Benin s.a.r.l. Carre 147. Av. Augustin Nicoue Gregriore 01 BP 5293- Cotonou Benin			trans from #216			
	238	8,080.0000		100.00	30 Jan 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286			trans from #216 trans to #242 trans to #243			
	239	12,174,625.0000		100.00	30 Jan 2002	19 Feb 2002
Telefonica del Peru, S.A. Av. Benavides 661, Piso 12 Lima-18 Peru			trans from #143			
	240	2,786,535.0000		100.00	07 Feb 2002	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telefonica del Peru, S.A. Av. Benavides 661, Piso 12 Lima-18 Peru			trans from #143			
	241	1,857,690.0000		100.00	07 Feb 2002	
Gibraltar Telecommunications International Limited Mount Pleasant 25 South Barrack Road Gibraltar			trans from #239			
	242	141,610.0000		100.00	19 Feb 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286			trans from #239 trans to #248 trans to #249			
	243	12,033,015.0000		100.00	19 Feb 2002	11 Mar 2002
Orbital Holdings, Ltd. Codan Trust Company (Cayman) Limited P.O.Box 2681 GT Zephyr House, Mary Street George Town, Grand Cayman British West Indies			trans from #15			
	244	4,742,779.0000		100.00	22 Feb 2002	
Telepuerto Internacional Buenos Aires, S.A. Olga Cosentini 731 Piso 4 Puerto Madero Este C1107BVA, Puerto Madero Buenos Aires Argentina			trans from #15			
	245	797,851.0000		100.00	22 Feb 2002	
Bruno Garcin 97 Ifield Road London SW10-9AS United Kingdom			trans from #75 trans to #254 trans to #255			
	246	74,066.0000		100.00	22 Feb 2002	09 May 2002

Issuer: Intelsat, Ltd.
File No. 82-5214
Page No: ..
Matter: 342500

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
GENSAT Z.I. Athelia II 215 Avenue du Serpolet 13704 La Ciotat Cedex France			trans from #75 trans to #250, #251,#252,#253			
	247	593,519.0000		100.00	22 Feb 2002	19 Apr 2002
Ministry of Communications of the Republic of Tajikistan of 57 Ruduki Ave 734000 Dushanbe Republic of Tajikistan			trans from #243			
	248	250,000.0000		100.00	11 Mar 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286			trans from #243			
	249	11,783,015.0000		100.00	11 Mar 2002	
Rudolf Schillinger Lucholzstrasse 1 8634 Hombrechtikon Switzerland			trans from #247			
	250	470,075.0000		100.00	19 Apr 2002	
Frederic Putod 31 rue L Lotissement Avenir Casablanca Morocco			trans from #247			
	251	24,689.0000		100.00	19 Apr 2002	
Z & Z S.A. 19, rue Roux de Brignoles F 13006 Marseille France			trans from #247			
	252	24,689.0000		100.00	19 Apr 2002	

05/10/2002

Register of Members

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 1.0000

Member	Certificate Number	Number of Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
GENSAT Z.I. Athelia II 215 Avenue du Serpolet 13704 La Ciotat Cedex France			trans from #247			
	253	74,066.0000		100.00	19 Apr 2002	
Michel Ducros Le Village CH 1195-Bursinel Switzerland			trans from #246			
	254	59,253.0000		100.00	09 May 2002	
Bruno Garcin 97 Ifield Road London SW10-9AS United Kingdom			trans from #246			
	255	14,813.0000		100.00	09 May 2002	
Total Shares		**500,000,000.0000**				

2

02 JUN -7

Updated: 23 April 2002

Intelsat, Ltd.

Dr. Brian Dailey
Mr. Herbert Fiuza
Dr. Hans Fjøsne
Mr. Serge Fortin
Mr. Neal Freeman
Mr. S.K. Gupta
Mr. Gary Howard
Mr. Carlos Killian
Mr. Conny Kullman
Prof. Mathew Luhanga
Mr. Cheikh- Tidiane Mbaye
Mr. Philippe-Olivier Rousseau
Mr. Jeremy Simons
Mr. John Sponyoe
Mr. Robin Turner
Mr. Chris Vonwiller
Mr. Wolfgang Wagner

Conny Kullman, Director and CEO
Joe Corbett, Executive Vice President/CFO

Intelsat (Bermuda), Ltd.
Don Bridwell, Director and President
Pat Cerra, Director and Vice President

Intelsat Holdings LLC
Don Bridwell, President
Pat Cerra, Vice President
Rick Nash, Secretary

Intelsat LLC
Don Bridwell, President
Pat Cerra, Vice President
Rick Nash, Secretary

Intelsat Brasil Ltda.
Manoel Carlos Paiva de Almeida, General Manager

Intelsat Global Service Corporation
Ramu Potarazu, Director and President/COO
David Meltzer, Director and General Counsel/Senior VP for Regulatory Affairs
Rick Nash, Secretary
Dewey Arnold, Senior VP, Audit
Ken Bianchi, Controller
Randy Bonney, Treasurer
Kevin Mulloy, Senior VP, Strategy and Business Development
Tony Trujillo, Senior VP, Corporate Services
Ken Betaharon, VP, Engineering

Intelsat Global Sales & Marketing Ltd.
Joe Corbett, Director
John Stanton, Director and President
Andrew Stimson, Director
Rick Nash, Secretary

Intelsat France SAS
Malcolm Campbell, President
[we are considering appointing the RD as President and adding a 3-member board]

Intelsat Marketing India Private Limited
John Stanton, Director
Malcolm Campbell, Director
Joe Corbett, Director

Intelsat Norway AS
John Stanton, Director
Joe Corbett, Director
Malcolm Campbell, Director
Ragnar Joranli, Director

Intelsat Germany GmbH
John Stanton, Managing Director
Joe Corbett, Managing Director
Malcolm Campbell, Managing Director
Mario Iwanow, Managing Director

Intelsat Singapore Pte. Ltd.
Joe Corbett, Director
John Stanton, Director
Malcolm Campbell, Director
Faiz Somji, Director

Intelsat Australia Pty Ltd
Alan Ward, Director/Public Officer
Malcolm Campbell, Director
Joe Corbett, Director
John Stanton, Director

Intelsat Hong Kong Limited
Joseph Corbett, Director
Malcolm Campbell, Director
John Stanton, Director
Kenny Chu, Secretary

Intelsat South Africa (Pty) Ltd
Joseph Corbett, Director
Malcolm Campbell, Director
John Stanton, Director

Intelsat Properties Corporation
Ramu Potarazu, Director and
President/COO
David Meltzer, Director
Rick Nash, Secretary

Intelsat USA License Corp.
Ramu Potarazu, Director
David Meltzer, Director
Jean-Robert Barallon, Director
Rick Nash, Secretary

Intelsat USA Sales & Marketing Corp.
Jean-Robert Barallon, Director and President
David Meltzer, Director
John Stanton, Director
Rick Nash, Secretary

Intelsat Kommunikations GmbH

Ramu Potarazu, Managing Director

Riverside Teleport Corporation

Ramu Potarazu, Director and President
David Meltzer, Director
Rick Nash, Secretary

Issuer: Intelsat, Ltd.
File No. 82-5214

02 JUN -7 AM 11:52

Intelsat.
inspiring connections

(3)

May 10, 2002

Dear Members and Beneficial Owners of Ordinary Shares:

A Special General Meeting of Members of Intelsat, Ltd. (the **"Company"**) will be held on Tuesday, June 4, 2002, beginning at 10:00 a.m., Frankfurt, Germany time, at the Sheraton Frankfurt Hotel and Towers Conference Center, Rooms 1022 and 1023, Rhein Main Airport, Terminal 1, Hugo Eckener-Ring 15, Frankfurt, Germany.

The Special General Meeting is being held to:

- vote on the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002,

- vote on a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the **"Share Consolidation"**), and approve amendments to the Company's Bye-laws to effect the Share Consolidation,

- ratify the Board of Directors' appointment of Conny Kullman, the Company's Chief Executive Officer, as the Company's Management Director, and

- transact such other business as may properly come before the Special General Meeting or any adjournment(s) or postponement(s) thereof.

If you are a **Member** of record on the register of members of the Company as of May 9, 2002, the record date established for purposes of the Special General Meeting (the **"Record Date"**), your duly appointed proxy can vote on your behalf at the Special General Meeting and your additional authorized representative(s) may attend the Special General Meeting.

If your ordinary shares are held in trust pursuant to a Trust Agreement I or a Legal Mortgage of Shares as of the Record Date, you are considered a **Beneficial Owner** and you can instruct your trustee to vote on your behalf at the Special General Meeting and your additional authorized representative(s) may attend the Special General Meeting.

Please read the attached Notice of the Special General Meeting and Proxy Statement.

It is important that your ordinary shares are voted at this Special General Meeting, whether or not you plan to actually attend the meeting and regardless of the number of ordinary shares you own. If you are a **Member**, please (1) complete, (2) sign, (3) have a witness sign, (4) date and (5) return the enclosed Proxy Card using the airbill provided. If you are a **Beneficial Owner**, please (1) instruct your trustee on how to vote your ordinary shares by marking your voting instructions on the enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the enclosed Trustee Instruction Form to your trustee using the airbill provided.

To make sure your ordinary shares are voted at the Special General Meeting, we urge you to submit your voting instructions as soon as possible by (1) completing, (2) signing, (3) having a witness sign (in the case of Proxy Cards), (4) dating and (5) returning your Proxy Card and/or Trustee Instruction Form using the airbill provided.

If you plan to send your proxy and/or additional authorized representative(s) to attend the Special General Meeting, please keep the two admission tickets that are enclosed, as each such representative must present an admission ticket to be admitted to the meeting. In addition, your proxy and/or representative(s) should bring (a) proof of representation (e.g., in the case of your proxy, a copy of your signed, witnessed and dated Proxy Card naming him or her as your appointed proxy and, in the case of any other representative, a written letter or other documentation from you designating him or her as your authorized representative) and (b) proof of identification (such as a valid passport, national identification card or driver's license with photograph).

If you have any questions concerning the Special General Meeting or any of the items that will be considered at the meeting, or if you require additional admission tickets, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1 (202) 944-7548 or by e-mail at rick.nash@intelsat.com.

Very truly yours,

Conny Kullman
Chief Executive Officer

Your vote is important.

Please promptly return your Proxy Card and/or Trustee Instruction Form using the airbill provided.

Intelsat.
inspiring connections

INTELSAT, LTD.
Dundonald House
14 Dundonald Street West
Hamilton HM 09
Bermuda

Notice of Special General Meeting of Members to be held on June 4, 2002

A Special General Meeting of Members of Intelsat, Ltd. (the **"Company"**) will be held on Tuesday, June 4, 2002, beginning at 10:00 a.m., Frankfurt, Germany time, at the Sheraton Frankfurt Hotel and Towers Conference Center, Rooms 1022 and 1023, Rhein Main Airport, Terminal 1, Hugo Eckener-Ring 15, Frankfurt, Germany. The Special General Meeting has been convened by the Chairman of the Board of Directors of the Company pursuant to the Company's Bye-laws and is being held for the following purposes:

1. To appoint KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002.

2. To vote on a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the **"Share Consolidation"**), whereby every three of the Company's ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value and every three of the Company's preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value, and to approve amendments to the Company's Bye-laws to effect the Share Consolidation.

3. To ratify the Board of Directors' appointment of Conny Kullman, the Company's Chief Executive Officer, as the Company's Management Director.

4. To transact such other business as may properly come before the Special General Meeting or any adjournment(s) or postponement(s) thereof.

Each of (1) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (2) the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation and (3) the ratification of the Board of Directors' appointment of Conny Kullman as the Company's Management Director is discussed in the attached Proxy Statement.

Only Members or Beneficial Owners of ordinary shares of the Company as of May 9, 2002, the record date established for purposes of the Special General Meeting (the **"Record Date"**), will be eligible to vote at or attend the Special General Meeting.

Each entity that is a member of record on the register of members of the Company (a **"Member"**) as of the Record Date may have the Member's duly appointed proxy vote the Member's ordinary shares on the Member's behalf at the Special General Meeting and may send additional authorized representative(s) to

attend the Special General Meeting. Each entity whose ordinary shares are held in trust pursuant to a Trust Agreement I or a Legal Mortgage of Shares (such entity, a **"Beneficial Owner"**), in each case as of the Record Date, may instruct its trustee to vote its ordinary shares on its behalf at the Special General Meeting and may have its authorized representative(s) attend the Special General Meeting.

Attendance at the Special General Meeting is limited to Members and Beneficial Owners, their duly appointed proxies and additional authorized representatives and the named trustees under the Trust Agreement I and the Legal Mortgage of Shares. In order to be admitted to the Special General Meeting, each appointed proxy and/or authorized representative should present an admission ticket and bring sufficient proof of representation and proof of identification. For example, for proof of representation, a duly appointed proxy can bring a copy of a signed, witnessed and dated Proxy Card naming such person as a Member's proxy, and an authorized representative can bring a written letter or other documentation from a Member or Beneficial Owner designating such person as such Member's or Beneficial Owner's representative. A valid passport, national identification card or driver's license with photograph can serve as proof of identification. Due to space constraints, seating in Rooms 1022 and 1023 at the Sheraton Frankfurt Hotel and Towers Conference Center will be limited to a maximum of two representatives (including appointed proxies) per Member or Beneficial Owner. The Company reserves the right to limit the number of representatives who may attend the Special General Meeting on behalf of each Member or each Beneficial Owner.

If you are a **Member**, please (1) complete, (2) sign, (3) have a witness sign, (4) date and (5) return the enclosed Proxy Card using the airbill provided.

If you are a **Beneficial Owner**, please (1) provide voting instructions to the applicable trustee on the applicable enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the Trustee Instruction Form to your trustee using the airbill provided.

The Company requests that you vote your ordinary shares as promptly as possible. In order to be counted, all Proxy Cards must be received by the time of the Special General Meeting (10 a.m. Frankfurt, Germany time, which is 4 a.m. Washington, D.C. time and 0900 Greenwich Mean Time) on June 4, 2002 and all Trustee Instruction Forms must be received by the applicable trustee on or prior to May 28, 2002.

INTELSAT, LTD.

Wayne Morgan
Secretary

Please complete, sign, have a witness sign (in the case of Proxy Cards), and date the enclosed Proxy Card and/or Trustee Instruction Form and return it promptly using the airbill provided.

Your vote is important.

Intelsat.
inspiring connections

INTELSAT, LTD.

PROXY STATEMENT FOR THE SPECIAL GENERAL MEETING JUNE 4, 2002

TABLE OF CONTENTS

Intelsat, Ltd. (the "Company") is providing this Proxy Statement to Members and Beneficial Owners of the Company. The purpose of this Proxy Statement is to provide information that Members and Beneficial Owners will need for the Special General Meeting to be held on June 4, 2002.

QUESTIONS AND ANSWERS

Q&A About the Special General Meeting

Q: WHY IS THE SPECIAL GENERAL MEETING BEING HELD?

A: The Special General Meeting has been convened by the Chairman of the Board of Directors of the Company pursuant to the Company's Bye-laws. The purpose of the Special General Meeting will be to: (a) vote on the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) vote on a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the **"Share Consolidation"**), whereby every three of the Company's ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value and every three of the Company's preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value, and approve amendments to the Company's Bye-laws to effect the Share Consolidation, (c) ratify the Board of Directors' appointment of Conny Kullman, the Company's Chief Executive Officer, as the Company's Management Director and (d) transact such other business as may properly come before the Special General Meeting or any adjournment(s) or postponement(s) thereof.

Q: WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

A: In addition to setting forth frequently asked questions and answers about the Special General Meeting and the voting process at the Special General Meeting, this proxy statement contains information on (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation and (c) the ratification of the Board of Directors' appointment of Conny Kullman, the Company's Chief Executive Officer, as the Company's Management Director.

After considering the information contained in this Proxy Statement, each person or entity holding ordinary shares registered in their own name (a **"Member"**) should appoint the Member's proxy and submit the Member's voting instructions by completing the enclosed Proxy Card, and each entity holding ordinary shares beneficially under a Trust Agreement I or a Legal Mortgage of Shares (such entity, a **"Beneficial Owner"**) should submit its voting instructions by completing the applicable enclosed Trustee Instruction Form.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE SPECIAL GENERAL MEETING?

A: The quorum requirement is met if at least two persons are present in person and represent in person or by proxy in excess of 50% of the total issued ordinary shares of the Company throughout the meeting. If within 30 minutes from the time appointed for the Special General Meeting a quorum is not present, the Special General Meeting will be adjourned to the same day one week later, at the same time and place, in which event further notice will not be given, or to another day, time or place as determined by the Secretary or an Assistant Secretary of the Company.

Q: HOW MAY A MEMBER OR BENEFICIAL OWNER OBTAIN AN ADMISSION TICKET FOR THE SPECIAL GENERAL MEETING?

A: Two (2) admission tickets are enclosed with this Proxy Statement. To request additional tickets, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1 (202) 944-7548 or by e-mail at rick.nash@intelsat.com.

Q: HOW ARE APPOINTED PROXIES AND OTHER AUTHORIZED REPRESENTATIVES ADMITTED TO THE SPECIAL GENERAL MEETING?

A: In order to be admitted to the Special General Meeting, each appointed proxy and additional authorized representative should present an admission ticket and bring sufficient proof of representation and proof of identification. For example, for proof of representation, a duly appointed proxy can bring a copy of a signed, witnessed and dated Proxy Card naming such person as a Member's proxy, and an authorized representative can bring a written letter or other documentation from a Member or Beneficial Owner designating such person as such Member's or Beneficial Owner's representative. A valid passport, national identification card or driver's license with photograph can serve as proof of identification.

Q&A About Voting at the Special General Meeting

Q: WHO IS ENTITLED TO ATTEND AND VOTE AT THE SPECIAL GENERAL MEETING?

A: Each **Member** of record on the register of members of the Company as of May 9, 2002, the record date established for purposes of the Special General Meeting (the **"Record Date"**), is entitled to attend and to vote at the Special General Meeting.

Each entity that, as of the Record Date, holds some or all of its ordinary shares beneficially under a Trust Agreement I or a Legal Mortgage of Shares and is therefore a **Beneficial Owner** may attend the Special General Meeting and is entitled to instruct the applicable trustee on how to vote its beneficially held ordinary shares at the Special General Meeting.

Q: HOW DOES A MEMBER THAT IS NOT A NATURAL PERSON APPOINT A PROXY TO VOTE ON ITS BEHALF AT THE SPECIAL GENERAL MEETING?

A: A Member that is an entity and not a natural person, such as a corporation or a governmental entity, should appoint a natural person as its proxy by filling out the Proxy Card in accordance with any procedural requirements set forth in its organizational documents and any applicable laws, rules or regulations. If such a Member has any question as to how to properly complete the Proxy Card, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1 (202) 944-7548 or by e-mail at rick.nash@intelsat.com.

In addition to the foregoing, Members who wish to do so may designate additional authorized representatives to attend the Special General Meeting.

Q: HOW IS A MEMBER WHO IS A NATURAL PERSON REPRESENTED AT THE SPECIAL GENERAL MEETING?

A: A Member who is a natural person may attend and vote at the Special General Meeting in person or may appoint another natural person as his proxy to attend and vote on his behalf at the Special

General Meeting. Even if a Member who is a natural person plans to attend the Special General Meeting in person, that Member should appoint another natural person as his proxy in the event the Member becomes unable to attend in person.

Q: HOW IS A BENEFICIAL OWNER REPRESENTED AT THE SPECIAL GENERAL MEETING?

A: Beneficial Owners will be represented by the trustees of their beneficially held ordinary shares at the Special General Meeting.

In addition to the foregoing, Beneficial Owners who wish to do so may designate additional authorized representatives to attend the Special General Meeting.

Q: HOW MAY A MEMBER OR BENEFICIAL OWNER VOTE AT THE SPECIAL GENERAL MEETING?

A: Ordinary shares held directly by a Member in its own name may be voted at the Special General Meeting by the Member's duly appointed proxy. A Member should (1) mark its voting instructions on the enclosed Proxy Card, (2) sign, (3) have a witness sign, (4) date and (5) return the Proxy Card using the airbill provided. At the Special General Meeting, the duly appointed proxy will attend and vote the Member's ordinary shares in accordance with the Member's voting instructions on the Proxy Card.

Ordinary shares owned beneficially by a Beneficial Owner may not be voted directly by such Beneficial Owner. Such Beneficial Owner should (1) mark its voting instructions on the applicable enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the Trustee Instruction Form to the applicable trustee using the airbill provided. The applicable trustee will vote such Beneficial Owner's beneficially held ordinary shares in accordance with the Beneficial Owner's voting instructions on the Trustee Instruction Form.

Q: WHAT IS A PROXY?

A: A proxy is a natural person who serves as a representative of a Member and who is appointed and authorized by such Member to vote the ordinary shares of the Company owned by such Member as a Member of record. The proxy is obligated to follow the voting instructions provided by the Member on the Proxy Card.

On the enclosed Proxy Card, a Member can name, in order of preference, one or two proxies. If a Member elects not to appoint a named proxy on the Proxy Card, or if for any reason a Member's named proxy is unable to attend, the Chairman of the Special General Meeting will vote the Member's ordinary shares in accordance with the Member's voting instructions. **Please note that a Member does not need to appoint a named proxy.**

Q: WHICH VOTING FORM SHOULD A MEMBER USE?

A: Members that hold ordinary shares in their own name should use the enclosed Proxy Card (the blue form). Once Members have marked their voting instructions on the enclosed Proxy Card and have signed, had a witness sign and dated the Proxy Card, the Proxy Card should be returned to the Company using the airbill provided and must be received by the time of the Special General Meeting (10 a.m. Frankfurt, Germany time, which is 4 a.m. Washington, D.C. time and 0900 Greenwich Mean Time) on **June 4, 2002** in order to be counted.

Please note that an entity that is both a Member of record with respect to certain ordinary shares registered under its own name <u>and</u> a Beneficial Owner with respect to certain ordinary shares held under a Legal Mortgage of Shares should complete and return <u>both</u> a Proxy Card (the blue form) and the Trustee Instruction Form for Codan Trust Company Limited (the green form).

Q: WHICH VOTING FORM SHOULD A BENEFICIAL OWNER USE?

A: A Beneficial Owner that is party to a Trust Agreement I should use the enclosed Trustee Instruction Form for The Bank of New York (the pink form).

A Beneficial Owner that is a party to a Legal Mortgage of Shares should use the enclosed Trustee Instruction Form for Codan Trust Company Limited (the green form).

Once the Beneficial Owner has marked its voting instructions on the applicable Trustee Instruction Form and <u>signed</u> and <u>dated</u> the form, the form should be <u>returned</u> to the applicable trustee using the airbill provided and must be received by such trustee on or prior to **May 28, 2002.**

Please note that an entity that is both a Member of record with respect to certain ordinary shares registered under its own name <u>and</u> a Beneficial Owner with respect to certain ordinary shares held under a Legal Mortgage of Shares should complete and return <u>both</u> a Proxy Card (the blue form) and the Trustee Instruction Form for Codan Trust Company Limited (the green form).

Q: WHAT IF A MEMBER SIGNS THE PROXY CARD BUT FAILS TO PROVIDE VOTING INSTRUCTIONS?

A: In order to properly submit a Proxy Card, a Member should (1) mark its voting instructions on the enclosed Proxy Card, (2) <u>sign</u>, (3) <u>have a witness sign</u> and (4) <u>date</u> the Proxy Card and (5) <u>return</u> it using the airbill provided. If a Member provides specific voting instructions, then the ordinary shares will be voted as instructed. If a Member does not provide specific voting instructions, then the appointed proxy will (a) vote FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002, (b) vote FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation and (c) vote FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director. In its discretion, the appointed proxy is authorized to transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Q: WHAT IF A BENEFICIAL OWNER SIGNS THE TRUSTEE INSTRUCTION FORM BUT FAILS TO PROVIDE VOTING INSTRUCTIONS?

A: In order to properly submit a Trustee Instruction Form, a Beneficial Owner should (1) mark its voting instructions on the applicable enclosed Trustee Instruction Form, (2) <u>sign</u> and (3) <u>date</u> it and (4) <u>return</u> the form to the applicable trustee using the airbill provided.

If a Beneficial Owner that is a party to a Legal Mortgage of Shares signs a Trustee Instruction Form but fails to provide voting instructions, the trustee will ABSTAIN from voting that Beneficial Owner's beneficially held ordinary shares.

If a Beneficial Owner that is party to a Trust Agreement I signs the Trustee Instruction Form but fails to provide voting instructions, such Beneficial Owner will be deemed to have voted (a) FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year

Ending December 31, 2002, (b) FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation and (c) FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director. The trustee under Trust Agreement I does not have the authority to transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Q: WHEN ARE THE PROXY CARD AND TRUSTEE INSTRUCTION FORM DUE?

A: For Members, the completed, signed, witnessed and dated **Proxy Card** must be received by the time of the Special General Meeting (10 a.m. Frankfurt, Germany time, which is 4 a.m. Washington, D.C. time and 0900 Greenwich Mean Time) on **June 4, 2002**. Proxy Cards that would be received by the Company after this time if returned using the airbill provided may be faxed directly to the Company c/o Intelsat Global Service Corporation in Washington, D.C. at +1 (202) 944-7992. In any case, Proxy Cards must be received by the time of the Special General Meeting.

For Beneficial Owners, the completed, signed and dated **Trustee Instruction Form** must be received by the applicable trustee on or prior to **May 28, 2002**.

Q: CAN MEMBERS OR BENEFICIAL OWNERS CHANGE THEIR VOTE?

A: Members or Beneficial Owners may change their voting instructions at any time prior to the Special General Meeting. For ordinary shares held directly in the Member's name, Members may accomplish this by granting a new Proxy Card bearing a later date (which automatically revokes the earlier Proxy Card). If a Member chooses to send a new Proxy Card, it must still be received by the Company by the time of the Special General Meeting (10 a.m. Frankfurt, Germany time, which is 4 a.m. Washington, D.C. time and 0900 Greenwich Mean Time) on **June 4, 2002**. Proxy Cards that would be received by the Company after this time if returned using the airbill provided may be faxed directly to the Company c/o Intelsat Global Service Corporation in Washington, D.C. at +1 (202) 944-7992. In any case, Proxy Cards must be received by the time of the Special General Meeting.

A Beneficial Owner may change its vote by submitting a new Trustee Instruction Form to the applicable trustee bearing a later date (which automatically revokes the earlier Trustee Instruction Form). The new Trustee Instruction Form must still be received by the applicable trustee on or prior to **May 28, 2002.**

If you require a new Proxy Card or Trustee Instruction Form, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1 (202) 944-7548 or by e-mail at rick.nash@intelsat.com.

Q: HOW WILL VOTING BE CONDUCTED?

A: The vote with respect to each of: (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) the ratification of the Board of Directors' appointment of Conny Kullman as the Company's Management Director and (c) such other business as may properly come before the Special General Meeting, will be conducted, in the first instance, by a vote upon a show of hands. Because the vote regarding the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation will require a poll rather than a show of hands, each person present at the Special General Meeting and entitled to vote at such meeting will be furnished with a ballot on which to record his or her vote.

Q: WHO WILL COUNT THE VOTES?

A: A committee of not less than two Members, Beneficial Owners or proxy holders appointed by the Chairman of the Special General Meeting will tabulate the votes. This committee will be assisted by a representative of the Company's Bermuda counsel, Conyers Dill & Pearman, who will also act as inspector of election.

Q: WHAT IS THE COMPANY'S RECOMMENDATION?

A: The Company recommends that Members and Beneficial Owners cast their votes:

FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002;

FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation; and

FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Q&A About the Appointment of KPMG LLP as the Company's Independent Auditor

Q: WHY DOES THE AUDIT COMMITTEE OF THE BOARD RECOMMEND THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR?

A: Our independent auditor, Arthur Andersen LLP, informed us that on March 14, 2002 an indictment was unsealed charging it with U.S. federal obstruction of justice arising from the U.S. government's investigation of Enron Corp. On May 3, 2002, Arthur Andersen LLP tendered its resignation to the Company, which resignation was effective on that date. On May 3, 2002, the Audit Committee of the Board of Directors, acting pursuant to authority delegated by the Board of Directors, appointed KPMG LLP to serve as the Company's auditor, subject to approval by the Company's Members at the Special General Meeting.

In selecting a new accounting firm, bids were solicited and considered by the Audit Committee of the Board of Directors and KPMG LLP was selected. The Company has been informed by KPMG LLP that neither KPMG LLP nor any of its partners or affiliates has any direct financial interest or any material indirect financial interest in the Company and during the past three years has had no connection therewith in the capacity of promoter, underwriter, voting trustee, director, officer or employee. There are no other affiliations between the Company and KPMG LLP, its partners, associates or employees.

Q: DOES ARTHUR ANDERSEN LLP'S RESIGNATION INVOLVE DISSATISFACTION OR DISAGREEMENTS WITH THE COMPANY?

A: The Company had retained Arthur Anderson LLP as its independent auditor for over five years and had been pleased with the quality of Arthur Andersen LLP's work.

The reports of Arthur Andersen LLP on the Company's financial statements for each of the past five years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's five most recent fiscal years and any subsequent interim period there were no disagreements between the Company and Arthur Andersen LLP on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure.

Q: HOW MANY VOTES ARE NEEDED TO APPOINT KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR?

A: In order to be approved, the proposal to appoint KPMG LLP as the Company's independent auditor must receive a majority of the votes cast at the Special General Meeting.

Q&A About the Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation

Q: WHAT IS A SHARE CONSOLIDATION?

A: The Company's Board of Directors proposes a resolution by the Members to effectuate a one-for-three reverse stock split of the Company's ordinary shares. Under Bermuda law, this type of reverse stock split is known as a consolidation of shares.

If the proposed Share Consolidation is approved, every three of our ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value. In addition, every three of our preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value. Any Member who holds a fraction of an ordinary share after the Share Consolidation will be issued an additional fraction of an ordinary share so as to "round" such Member's shareholding up to the next whole number. After giving effect to the Share Consolidation, the number of our authorized ordinary shares will be 216,666,666⅔, increasing to 250,000,000 after our initial public offering, and the number of our authorized preference shares will be 2,500,000.

If the proposed Share Consolidation is approved, conforming amendments to the Company's Bye-laws to effect the Share Consolidation also must be made. Specifically, (1) Bye-law 52(1) will be amended by changing (a) the number of ordinary shares specified in subsection (i) from 650,000,000 to 216,666,666⅔, (b) the par value of the ordinary shares specified in subsection (i) from U.S.$1.00 to U.S.$3.00, (c) the number of ordinary shares authorized effective on the Public Offering Date from 750,000,000 to 250,000,000, (d) the par value of the preference shares specified in subsection (ii) from U.S.$1.00 to U.S.$3.00, and (e) the number of preference shares specified in subsection (ii) from 7,500,000 to 2,500,000, and (2) Bye-law 52(3)(b) will be amended by changing the number of shares in this Series (as defined in the Bye-laws) from 5,000,000 to 1,666,666⅔.

Q: WHAT ARE THE REASONS FOR THE SHARE CONSOLIDATION?

A: The principal purpose for the Share Consolidation is to reduce the number of ordinary shares outstanding and the number of the Company's authorized ordinary shares and preference shares. The Company's financial advisors have advised the Board of Directors that the total number of ordinary shares currently outstanding is disproportionately large, and that the Share Consolidation will bring a higher price per share at the initial public offering.

A higher price per share may, in turn, affect the acceptability of the Company's ordinary shares by portions of the financial community and the investing public. The number of shares outstanding of any stock should not, by itself, affect its marketability, the type of investor who acquires it or the issuer's reputation in the financial community. However, certain types of investors look upon lower-priced stocks as possibly speculative in nature and, as a matter of policy, avoid investment in such stocks. Marketability of lower-priced stocks can also be adversely affected by the reluctance of many leading brokerage firms to recommend these stocks to their clients.

The Company believes that the reduction in the number of authorized ordinary shares, without any corresponding material alteration in the economic composition of the Company or the relative interests of the Members, will likely enhance the public and institutional perception of our ordinary shares and thus increase investor interest. However, no assurance can be given that the price per ordinary share at the initial public offering will in fact be affected by the Share Consolidation.

Please note that pursuant to a shareholders agreement among the Company and the Company's Members dated July 18, 2001, the Members have agreed to cooperate with each other, the Company and the Company's financial advisors and to use all reasonable efforts to take or cause to be taken all reasonable actions necessary, proper, desirable or advisable to effectuate the initial public offering of the Company. The Company, after consultation with its financial advisors, believes that the Share Consolidation is desirable to effectuate the initial public offering, and accordingly the Company recommends that the Members and Beneficial Owners vote FOR the proposed Share Consolidation.

Q: WILL THE SHARE CONSOLIDATION AFFECT ALL MEMBERS EQUALLY?

A: Yes. The Share Consolidation will affect all Members equally and will not affect any Member's proportionate equity interest in the Company, except for the de minimis effect of the rounding up of fractional shares, which is explained below. None of the rights currently accruing to ordinary shares or options to purchase ordinary shares will be affected by the Share Consolidation. Following the Share Consolidation, each new ordinary share will entitle the holder thereof to one vote per share and will otherwise be identical to one old ordinary share. It is not anticipated that our financial condition, the number of our Members or any aspect of our business would materially change as a result of the proposed Share Consolidation.

Q: WHAT WILL HAPPEN TO YOUR ORDINARY SHARES IF THE SHARE CONSOLIDATION IS APPROVED?

A: The Share Consolidation will be effected at a ratio of one-for-three. Commencing on the date of the Share Consolidation, each old ordinary share certificate will be deemed for all corporate purposes to evidence ownership of the reduced number of ordinary shares resulting from the Share Consolidation. In addition, the number of shares that are specified in the register of members of the Company as being owned by each Member will be amended to reflect the Share Consolidation. **It will not be necessary for Members to exchange their old share certificates for new share certificates.**

Nonetheless, each Member will have the <u>option</u> to return their old ordinary share certificates (representing the number of whole ordinary shares outstanding prior to the effective date of the Share Consolidation) in exchange for new share certificates representing the number of whole ordinary shares into which the old ordinary shares have been converted as a result of the Share Consolidation. In order to receive new share certificates, Members must surrender their old share certificates (which will be duly cancelled) to the attention of the Secretary of the Company at the Company's registered office, c/o Codan Services Limited, Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda. In the case of Members who elect <u>not</u> to exchange their old share certificates, such old ordinary share certificates will be deemed for all corporate purposes to evidence ownership of the reduced number of new whole ordinary shares resulting from the Share Consolidation.

Q: WILL THE SHARE CONSOLIDATION RESULT IN SOME SHAREHOLDERS OWNING FRACTIONAL SHARES?

A: Because all fractional shareholdings (or an interest in an ordinary share, such as a share option) will be "rounded up" to whole numbers, the Share Consolidation will <u>not</u> result in some Members owning fractional shares. Each holder of old ordinary shares (or an interest in an ordinary share) who would otherwise hold a fraction of a new ordinary share (or an interest in a fractional ordinary share) upon the Share Consolidation will be issued an additional fraction of a new ordinary share so as to "round" such holder's shareholding up to the next whole number. For example, if a Member owns 100 shares of old ordinary shares, after the Share Consolidation that Member will own 34 shares of new ordinary shares on the effective date of the Share Consolidation, not 33⅓ shares of new ordinary shares. <u>By voting FOR the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation, you will also be deemed to have approved our plan to issue, for rounding purposes, additional fractions of new ordinary shares as explained above.</u>

Q: IF APPROVED, WHAT DATE WILL BE THE EFFECTIVE DATE OF THE SHARE CONSOLIDATION?

A: The date the Share Consolidation will become effective will be that date on which the proposal for the Share Consolidation obtains the requisite approval as described below. If the proposal is approved at the Special General Meeting as scheduled, then the effective date of the Share Consolidation will be June 4, 2002.

Q: HOW MANY VOTES ARE NEEDED TO EFFECT THE SHARE CONSOLIDATION AND AMENDMENTS TO THE COMPANY'S BYE-LAWS TO EFFECT THE SHARE CONSOLIDATION?

A: In order to be approved, the proposal for the Share Consolidation and the amendments to the Bye-laws to effect the Share Consolidation must receive the affirmative vote of Members representing <u>60%</u> of the total issued and outstanding ordinary shares. As required by the Company's Bye-Law 48, the vote regarding the Share Consolidation will be taken by poll rather than a show of hands because such proposal requires approval by a specified percentage of the voting power of all outstanding ordinary shares.

Where a vote is taken by poll, each person present at the Special General Meeting and entitled to vote at such meeting will be furnished with a ballot on which to record his or her vote.

Q&A About the Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director

Q: BY WHAT PROCESS WAS THE MANAGEMENT DIRECTOR ELECTED?

A: At the Special General Meeting held on July 19, 2001, the Members elected the initial Board of Directors of the Company. As required under the Company's Bye-laws, the initial Board of Directors then nominated and appointed Conny Kullman as the Company's Management Director. Mr. Kullman has served as Management Director and Chief Executive Officer of the Company since his appointment by the initial Board of Directors in July 2001.

Q: WHY MUST THE MEMBERS RATIFY THE APPOINTMENT OF CONNY KULLMAN AS MANAGEMENT DIRECTOR?

A: Under the Bye-laws of the Company, it is required that the Board of Directors' appointment of the Management Director be ratified by the Members at the next general meeting of Members.

Q: WHY DOES THE BOARD OF DIRECTORS RECOMMEND THE RATIFICATION OF THE APPOINTMENT OF CONNY KULLMAN AS MANAGEMENT DIRECTOR?

A: Mr. Kullman has been Chief Executive Officer of the Company since July 2001, and was Chief Executive Officer of the International Telecommunications Satellite Organization (the "**IGO**") from October 1998 to July 2001. He previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. The Board of Directors believes Mr. Kullman is well qualified to serve as Management Director and recommends the ratification of his appointment.

Q: HOW MANY VOTES ARE NEEDED TO RATIFY THE BOARD OF DIRECTORS' APPOINTMENT OF CONNY KULLMAN AS MANAGEMENT DIRECTOR?

A: In order to be approved, the proposal to ratify the appointment of Conny Kullman as Management Director must receive a majority of the votes cast at the Special General Meeting.

Q&A About Other Matters

Q: WHO WILL BEAR THE COST OF THE PROXY SOLICITATION?

A: The Company is making this proxy solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person by the Company's directors, officers and employees, who will not receive any additional compensation for such solicitation activities. The Company will also reimburse the trustees for their reasonable out-of-pocket expenses in connection with carrying out the voting instructions of Beneficial Owners.

ITEM 1: APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002

On May 3, 2002, Arthur Andersen LLP tendered its resignation to the Company, which resignation was effective on that date. On May 3, 2002, the Audit Committee of the Board of Directors, acting pursuant to authority delegated by the Board of Directors, appointed KPMG LLP to serve as the Company's auditor, subject to approval by the Company's Members at the Special General Meeting.

In selecting a new accounting firm, bids were solicited and considered by the Audit Committee of the Board of Directors and KPMG LLP was selected. The Company has been informed by KPMG LLP that neither KPMG LLP nor any of its partners or affiliates has any direct financial interest or any material indirect financial interest in the Company and during the past three years has had no connection therewith in the capacity of promoter, underwriter, voting trustee, director, officer or employee. There are no other affiliations between the Company and KPMG LLP, its partners, associates or employees.

One or more representatives of KPMG LLP are expected to be present at the Special General Meeting and will be available to respond to questions. In addition, one or more representatives of Arthur Andersen LLP may, at Arthur Andersen LLP's option, be present at the Special General Meeting.

In order to be approved, the proposal to appoint KPMG LLP as the Company's independent auditor must receive a majority of the votes cast at the Special General Meeting.

The Company recommends a vote FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002.

ITEM 2: SHARE CONSOLIDATION AND AMENDMENTS TO THE COMPANY'S BYE-LAWS TO EFFECT THE SHARE CONSOLIDATION

The principal purpose for the Share Consolidation is to reduce the number of ordinary shares outstanding and the number of the Company's authorized ordinary shares and preference shares. The Company's financial advisors have advised the Board of Directors that the total number of ordinary shares currently outstanding is disproportionately large, and that a reverse stock split of the Company's ordinary shares, known under Bermuda law as a consolidation of shares (the **"Share Consolidation"**), will bring a higher price per share at the initial public offering.

The Company believes that the reduction in the number of authorized ordinary shares, without any corresponding material alteration in the economic composition of the Company or the relative interests of the Members, will likely enhance the public and institutional perception of our ordinary shares and thus increase investor interest. However, no assurance can be given that the price per ordinary share at the initial public offering will in fact be affected by the Share Consolidation.

The Share Consolidation will be effected at a ratio of one-for-three. Pursuant to the Share Consolidation, every three of our ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value. In addition, every three of our preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value. After giving effect to the Share Consolidation, the number of our authorized ordinary shares will be 216,666,666⅔, increasing to 250,000,000 after our initial public offering, and the number of our authorized preference shares will be 2,500,000. Commencing on the date of the Share Consolidation, each old ordinary share certificate will be deemed for all corporate purposes to evidence ownership of the reduced number of ordinary shares resulting from the Share Consolidation.

Each holder of old ordinary shares (or an interest in an ordinary share, such as a share option) who would otherwise hold a fraction of a new ordinary share (or an interest in a fractional share) upon the Share Consolidation will be issued an additional fraction of a new ordinary share so as to "round" such holder's shareholding up to the next whole number. For example, if a Member owns 100 shares of old ordinary shares, after the Share Consolidation that Member will own 34 shares of new ordinary shares on the effective date of the Share Consolidation, not 33⅓ shares of new ordinary shares.

In addition, if the proposed Share Consolidation is approved, conforming amendments to the Company's Bye-laws to effect the Share Consolidation also must be made.

By voting FOR the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation, you will also be deemed to have approved our plan to issue, for rounding purposes, additional fractions of new ordinary shares as explained above.

Please note that pursuant to a shareholders agreement among the Company and the Company's Members dated July 18, 2001, the Members have agreed to cooperate with each other, the Company and the Company's financial advisors and to use all reasonable efforts to take or cause to be taken all reasonable actions necessary, proper, desirable or advisable to effectuate the initial public offering of the Company. The Company, after consultation with its financial advisors, believes that the share consolidation is desirable to effectuate the initial public offering, and accordingly the Company recommends that the Members and Beneficial Owners vote FOR the proposed Share Consolidation.

In order to be approved, the proposal for the Share Consolidation and amendments to the Company's Bye-laws to effect the Share Consolidation must receive the affirmative vote of Members representing 60% of the total issued and outstanding ordinary shares.

The Company recommends a vote FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation.

ITEM 3: RATIFICATION OF THE BOARD OF DIRECTORS' APPOINTMENT OF CONNY KULLMAN AS THE COMPANY'S MANAGEMENT DIRECTOR

As required under the Company's Bye-laws, in July 2001 the initial Board of Directors nominated and appointed Conny Kullman as the Company's Management Director. Mr. Kullman has served as Management Director and Chief Executive Officer of the Company since his appointment in July 2001.

Prior to his appointment as Management Director and Chief Executive Officer of the Company in July 2001, Mr. Kullman was Chief Executive Officer of the International Telecommunications Satellite Organization (the "**IGO**") from October 1998 to July 2001. He previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. The Board of Directors believes Mr. Kullman is well qualified to serve as Management Director and recommends the ratification of his appointment.

In order to be approved, the ratification of the election of Conny Kullman as Management Director by the Board of Directors must receive the majority of the votes cast.

The Company recommends a vote FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Intelsat.
inspiring connections

02 JUN -7 [illegible]

PROXY CARD

INTELSAT, LTD.
SPECIAL GENERAL MEETING
TUESDAY, JUNE 4, 2002

Members of Intelsat, Ltd.:

By marking your voting instructions on the reverse side, you hereby (a) acknowledge receipt of the Notice of the Special General Meeting of Members and accompanying Proxy Statement and waive any defect in notice of the Special General Meeting, (b) appoint the persons named on the reverse side of this Proxy Card, and each of them, to act as proxies with full power of substitution to vote all ordinary shares of Intelsat, Ltd. (the "**Company**") held by you that you would be entitled to cast if personally present at such meeting and at any postponement(s) or adjournment(s) thereof and (c) revoke any Proxy Card previously given.

For each of (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the "**Share Consolidation**"), whereby every three of the Company's ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value and every three of the Company's preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value, and amendments to the Company's Bye-laws to effect the Share Consolidation and (c) the ratification of the Board of Directors' appointment of Conny Kullman, the Chief Executive Officer of the Company, as the Company's Management Director, please mark the appropriate boxes.

If you provide specific voting instructions and sign the Proxy Card, then your appointed proxy will vote your ordinary shares as you instruct. If you sign the Proxy Card but fail to provide voting instructions, then your appointed proxy will (a) vote FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002, (b) vote FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation, (c) vote FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director and (d) vote in his or her discretion for such other business as may properly come before the Special General Meeting or any adjournment(s) or postponement(s) thereof. If you forget to date the Proxy Card, your appointed proxy shall have the authority to date the Proxy Card.

If you elect not to appoint a named proxy on the Proxy Card, or if for any reason your named proxy is unable to attend, the Chairman of the Special General Meeting will vote your ordinary shares in accordance with your voting instructions. Please note that you do not need to appoint a named proxy.

Please sign this Proxy Card exactly as your name(s) appear in the register of members of the Company. If you are an authorized officer of a company or corporation, you should state your title. If the organizational documents of your company or corporation require it, this Proxy Card should be executed under seal. If you are a trustee or other fiduciary, you should indicate the capacity in which you are signing, as well as the identity of your principal. Please (1) complete, (2) sign, (3) have a witness sign, and (4) date your Proxy Card and (5) return it to Rick Nash, Director, Corporate Affairs, Intelsat Global Service Corporation, 3400 International Drive, N.W., Washington, D.C. 20008, U.S.A. using the airbill provided.

YOUR VOTE IS IMPORTANT.

YOUR PROXY CARD MUST BE RECEIVED ON OR PRIOR TO 10 A.M. FRANKFURT, GERMANY TIME (WHICH IS 4 A.M. WASHINGTON, D.C. TIME AND 0900 GREENWICH MEAN TIME) ON JUNE 4, 2002.

Proxy Cards that would be received by the Company after this time if returned using the airbill provided may be faxed directly to the Company c/o Intelsat Global Service Corporation in Washington, D.C. at +1 (202) 944-7992. In any case, Proxy Cards must be received by the time of the Special General Meeting.

Issuer: Intelsat, Ltd.
File No. 82-5214

Control No.: ______________________

PROXY

I, ______________________________, ______________________________,
(Name of authorized officer) (Title(s) of authorized officer)

of ____ (the "Organization"),
(Name of applicable Member)

on behalf of the Organization, hereby appoint:

____ or failing him/her,
(Insert name of proxy*)

____ or failing him/her,
(Insert name of proxy*)

the Chairman of the Special General Meeting as the Organization's proxy to vote, in accordance with the instructions set forth herein, ______________________ ordinary shares of the Company on the Organization's behalf at the Special General Meeting to be held on the 4th day of June, 2002, and at any adjournment(s) or postponement(s) thereof.

---

*You do not need to appoint a named proxy. If you elect not to appoint a named proxy, or if for any reason your named proxy is unable to attend, the Chairman of the Special General Meeting will vote your ordinary shares in accordance with your voting instructions.

Control No.: ______________________________

Intelsat, Ltd. recommends a vote FOR Item 1, FOR Item 2 and FOR Item 3.

Item 1: Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 2: Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 3: Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

In his or her discretion, the Member's proxy is authorized to vote upon such other matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

____

(Insert name of Member)

By:____

(Signature)

Name: ____

Title: ____

By:____

(Witness Signature)

Name: ____

Title: ____

Dated as of this _______________ day of _______________, 2002

TRUSTEE INSTRUCTION FORM FOR THE BANK OF NEW YORK

INTELSAT, LTD.
SPECIAL GENERAL MEETING
TUESDAY, JUNE 4, 2002

Beneficial Owners of Ordinary Shares held pursuant to a Trust Agreement I:

By completing the Trustee Instruction Form on the reverse side, you hereby (a) acknowledge receipt of the Notice of the Special General Meeting of Members and accompanying Proxy Statement and waive any defect in notice of the Special General Meeting, (b) direct The Bank of New York (the "**Trustee**") to vote on your behalf all ordinary shares of the Company that you beneficially own under a Trust Agreement I and (c) revoke any Trustee Instruction Form previously given.

For each of (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the "**Share Consolidation**"), whereby every three of the Company's ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value and every three of the Company's preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value, and amendments to the Company's Bye-laws to effect the Share Consolidation and (c) the ratification of the Board of Directors' appointment of Conny Kullman, the Chief Executive Officer of the Company, as the Company's Management Director, please mark the appropriate boxes.

If you provide specific voting instructions and sign the Trustee Instruction Form, then the Trustee will vote your ordinary shares as you instruct. If you sign the Trustee Instruction Form but fail to provide voting instructions, then you will be deemed to have voted (a) FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002, (b) FOR Item 2 — Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation and (c) FOR Item 3 — Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Please complete, sign and date your Trustee Instruction Form and return it to Beverly A. Freeney at The Bank of New York, 15 Broad Street, Floor 26, New York, New York 10286, U.S.A. in the airbill provided.

YOUR VOTE IS IMPORTANT.

YOUR TRUSTEE INSTRUCTION FORM MUST BE RECEIVED BY THE TRUSTEE ON OR PRIOR TO MAY 28, 2002.

Control No.: ______________________________

Beneficial Owner: ____
(Insert name of Beneficial Owner)

Ordinary Shares: ____
(Insert total number of Ordinary Shares held under a Trust Agreement I)

TRUSTEE INSTRUCTION FORM

Intelsat, Ltd. recommends a vote FOR Item 1, FOR Item 2 and FOR Item 3.

Item 1: Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 2: Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 3: Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

____
(Insert name of Beneficial Owner)

By: ____
(Signature)

Name: ____

Title: ____

Dated as of this ________________ day of ________________, 2002

TRUSTEE INSTRUCTION FORM FOR CODAN TRUST COMPANY LIMITED

INTELSAT, LTD.
SPECIAL GENERAL MEETING
TUESDAY, JUNE 4, 2002

Beneficial Owners of Ordinary Shares held pursuant to a Legal Mortgage of Shares:

By completing the Trustee Instruction Form on the reverse side, you hereby (a) acknowledge receipt of the Notice of the Special General Meeting of Members and accompanying Proxy Statement and waive any defect in notice of the Special General Meeting, (b) direct Codan Trust Company Limited (the "**Trustee**") to vote on your behalf all ordinary shares of the Company that you beneficially own under a Legal Mortgage of Shares and (c) revoke any Trustee Instruction Form previously given.

For each of (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2002, (b) a reverse stock split of the Company's capital stock, which is known under Bermuda law as a consolidation of shares (the "**Share Consolidation**"), whereby every three of the Company's ordinary shares of $1.00 par value each will be consolidated into one ordinary share of $3.00 par value and every three of the Company's preference shares of $1.00 par value each will be consolidated into one preference share of $3.00 par value, and amendments to the Company's Bye-laws to effect the Share Consolidation and (c) the ratification of the Board of Directors' appointment of Conny Kullman, the Chief Executive Officer of the Company, as the Company's Management Director, please mark the appropriate boxes.

If you provide specific voting instructions and sign the Trustee Instruction Form, then the Trustee will vote your ordinary shares as you instruct. If you sign the Trustee Instruction Form but fail to provide voting instructions, then the Trustee will ABSTAIN from voting your ordinary shares.

Please complete, sign and date your Trustee Instruction Form and return it to Freya Robinson at Codan Trust Company Limited, Richmond House, 12 Par la Ville Road, Hamilton HM 08, Bermuda in the airbill provided.

YOUR VOTE IS IMPORTANT.

YOUR TRUSTEE INSTRUCTION FORM MUST BE RECEIVED BY THE TRUSTEE ON OR PRIOR TO MAY 28, 2002.

Control No.: ______________________________

Beneficial Owner: ____
(Insert name of Beneficial Owner)

Ordinary Shares: ____
(Insert total number of Ordinary Shares held under a Legal Mortgage of Shares)

TRUSTEE INSTRUCTION FORM

Intelsat, Ltd. recommends a vote FOR Item 1, FOR Item 2 and FOR Item 3.

Item 1: Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2002.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 2: Share Consolidation and Amendments to the Company's Bye-laws to Effect the Share Consolidation.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

Item 3: Ratification of the Board of Directors' Appointment of Conny Kullman as the Company's Management Director.

Please clearly mark only one box below for this item as shown in this example: ☒

For ☐ Against ☐ Abstain ☐

____
(Insert name of Beneficial Owner)

By: ____
(Signature)

Name: ____

Title: ____

Dated as of this ________________ day of ________________, 2002

Issuer: Intelsat, Ltd.
File No. 82-5214

(4)

2001 Audited Financial Statements

02 JUN -7 AM 11:00

Intelsat
inspiring connections

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat.
inspiring connections

27 March 2002

To our Shareholders:

I am pleased to present a brief summary of our 2001 results. In one of the most challenging telecommunications environments in recent history, Intelsat delivered solid results, including:

- Telecommunications revenue of $1,084 million;
- Net income of $499 million after the payment of employment taxes, in-orbit satellite insurance premiums and other expenses incurred following our privatization last July;
- $846 million in earnings before interest, other income, taxes and depreciation and amortization, referred to as EBITDA, which is a key measure for our industry;
- Average transponder availability of 99.9993%, reflecting our continuing commitment to operational excellence; and
- Operational cost per 36 MHz transponder unit of $193 thousand, the lowest in the industry.

Intelsat's financial performance is based in part on the diversity of our business, in terms of both geographic and service application mix. We derive a significant share of our revenue from almost every region of the world, and we distinguish ourselves by the balanced and diverse range of applications for which our services are used.

2001 Revenue by Region


Middle East & Africa
16%
Europe
29%
Latin America
13%
18%
24%
Asia-Pacific
North America

2001 Revenue by Segment


Internet
16%
Voice & Data
38%
Video Services
19%
27%
Corp. Networks

2001 Total Revenue = $1,084 M

Our Strategy

Our goal is to be a global communications leader connecting people and businesses everywhere with flexible and innovative communications services. We believe that our leadership position in the fixed satellite services sector will allow us to capitalize on favorable trends in our industry and maintain our solid financial position. We see many opportunities in our sector and are focused on implementing a number of strategies as we grow our business.

Intelsat, Ltd.
Dundonald House, 14 Dundonald Street West, Suite 201, Hamilton HM 09, Bermuda www.intelsat.com T +1 441-294-1650 F +1 441-292-8300

We will seek to sustain and build our leadership position by leveraging our well-established customer and distributor relationships to broaden our customer base to include new segments. We also will launch new satellites to support our growth, continuing to upgrade our fleet and enhance our landmass coverage. We are making significant strides in building a hybrid network, with selected terrestrial assets complementing our core satellite assets and thereby enabling us to introduce global connectivity solutions to the marketplace. As a longer term strategy, we are also pursuing a progressive approach to opportunities in the satellite broadband access market, primarily for small- and medium-sized enterprises and small office/home office customers. Finally, our strategy includes evaluating strategic transactions, including acquisitions and partnerships, which we believe we can use to improve our competitive position.

Our planned acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc., announced on 18 March 2002, is a good example of our efforts to implement our hybrid network strategy. This acquisition will provide us with a teleport and related assets that will allow us to accelerate the introduction of our global connectivity solutions to the marketplace. In addition, the acquisition will allow us to acquire two of the six primary tracking, telemetry, command and monitoring stations currently used in our ground network. The acquisition will also allow us to establish and broaden sales relationships with our major North American end users.

Our Network

On 23 February 2002, the Intelsat 904 satellite was successfully launched aboard an Ariane 44L launch vehicle. The Intelsat 904 has replaced the Intelsat 604 at the 60° orbital slot and features C-band and Ku-band coverage for Europe, the Middle East, Africa and Asia. With Intelsat 904 on station, our fleet includes 20 satellites owned and operated by us and leased capacity on two additional satellites owned by strategic partners in the Asia-Pacific region.

Our Company

By now, shareholders should have received an invitation to attend regional shareholder meetings regarding the contemplated initial public offering of the company's equity securities. The meetings have been designed to provide shareholders with a company update and details of the IPO process in both a group and one-on-one format. If you have not received an invitation, please contact the shareholder response center, at +1 202 944 6853, or email at shareholder@intelsat.com.

Thank you for your continued support of Intelsat.

Conny Kullman
Chief Executive Officer

ANDERSEN

Report of Independent Public Accountants

To Intelsat, Ltd.

We have audited the accompanying consolidated balance sheets of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Intelsat's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 31, 2002
(Except with respect to the matter discussed
in paragraph 4 in Note 6,
as to which the date is March 21, 2002)

INTELSAT
(See note 1)
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share and per share amounts)

	As of December 31, 2000	As of December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,143	$ 2,699
Receivables (note 3)	299,348	261,998
Total current assets	300,491	264,697
Satellites and other property and equipment, net (note 4)	2,888,654	3,237,660
Other assets	10,018	73,778
Total assets	$3,199,163	$3,576,135
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 156,481	$ 201,745
Due to shareholders (note 5)	276,440	21,728
Capital lease obligation (note 6)	3,911	5,798
Deferred satellite performance incentives	17,900	15,962
Deferred revenue	17,066	15,374
Total current liabilities	471,798	260,607
Long-term debt, net of current portion (note 6)	870,161	1,157,897
Deferred satellite performance incentives	77,682	84,129
Deferred revenue	12,389	9,301
Accrued retirement benefits (note 7)	65,493	68,375
Total liabilities	1,497,523	1,580,309
Commitments and contingencies (notes 10 and 11)		
Shareholders' equity (note 1):		
Preference shares, $1.00 par value, 7,500,000 shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $1.00 par value, 650,000,000 shares authorized, 500,000,000 shares issued and outstanding	-	500,000
Paid-in capital	-	1,301,886
Retained earnings	-	193,940
IGO shareholders' equity	1,701,640	-
Total shareholders' equity	1,701,640	1,995,826
Total liabilities and shareholders' equity	$3,199,163	$3,576,135

See accompanying notes to financial statements.

INTELSAT
(See note 1)
CONSOLIDATED STATEMENTS OF OPERATIONS
(US $ in thousands)

	For the years ended December 31, 1999	2000	2001
Telecommunications revenue	$ 979,032	$1,099,751	$1,084,009
Operating expenses:			
Operations and development	93,180	93,162	101,985
Selling, general and administrative	47,362	61,900	95,600
Depreciation and amortization	441,183	414,250	340,449
Privatization initiative	11,433	21,575	33,576
Restructuring costs (note 13)	-	-	7,300
Total operating expenses	593,158	590,887	578,910
Income from operations	385,874	508,864	505,099
Interest expense	(59,263)	(24,859)	(13,050)
Other income	29,561	20,885	12,293
Income before income taxes	356,172	504,890	504,342
Provision for income taxes	-	-	5,359
Net income	$ 356,172	$ 504,890	$498,983

See accompanying notes to financial statements.

INTELSAT
(See note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(US $ in thousands, except share amounts)

	Ordinary shares		Paid-in	Retained	IGO shareholders'	
	Shares	Amount	capital	earnings	equity	Total
Balance, December 31, 1998	-	$ -	$ -	$ -	$ 1,592,668	$1,592,668
Net income	-	-	-	-	356,172	356,172
Capital contributions	-	-	-	-	372,000	372,000
Distributions	-	-	-	-	(769,433)	(769,433)
Balance, December 31, 1999	-	-	-	-	1,551,407	1,551,407
Net income	-	-	-	-	504,890	504,890
Capital contributions	-	-	-	-	580,000	580,000
Distributions	-	-	-	-	(863,389)	(863,389)
Distribution of shares in New Skies (note 1)	-	-	-	-	(71,268)	(71,268)
Balance, December 31, 2000	-	-	-	-	1,701,640	1,701,640
Distributions	-	-	-	-	(204,797)	(204,797)
Net income through July 18, 2001 (privatization)	-	-	-	-	305,043	305,043
Privatization	500,000,00	500,000	1,301,886	-	(1,801,886)	-
Net income from July 19 to December 31, 2001	-	-	-	193,940	-	193,940
Balance, December 31, 2001	500,000,00	$ 500,000	$ 1,301,886	$193,940	$ -	$1,995,826

See accompanying notes to financial statements.

INTELSAT
(See note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands)

	For the years ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income	$ 356,172	$ 504,890	$498,983
Adjustments for non-cash items:			
Depreciation and amortization	441,183	414,250	340,449
Deferred income taxes	-	-	(30,587)
Changes in operating assets and liabilities:			
Receivables	(8,520)	(1,103)	37,350
Other assets	3,097	5,539	(33,173)
Accounts payable and accrued liabilities	34,089	14,608	45,264
Deferred revenue	(5,662)	(4,836)	(4,780)
Accrued retirement benefits	527	(300)	2,882
Net cash provided by operating activities	820,886	933,048	856,388
Cash flows from investing activities:			
Payments for satellites and other property and equip.	(330,327)	(546,020)	(663,671)
Net cash used in investing activities	(330,327)	(546,020)	(663,671)
Cash flows from financing activities:			
Capital contributions from shareholders	372,000	580,000	-
Distributions to shareholders	(751,616)	(855,114)	(425,000)
Repayment of notes payable	-	(150,000)	-
Proceeds from commercial paper borrowings, net	-	16,588	293,534
Due to shareholders - other	(60,940)	20,183	(34,509)
Principal payments on deferred satellite performance incentives	(21,024)	(18,487)	(21,275)
Principal payments on capital lease obligation	(3,275)	(4,998)	(3,911)
Net cash used in financing activities	(464,855)	(411,828)	(191,161)
Net increase (decrease) in cash and cash equivalents	25,704	(24,800)	1,556
Cash and cash equivalents, beginning of year	239	25,943	1,143
Cash and cash equivalents, end of year	$ 25,943	$ 1,143	$ 2,699
Supplemental cash flow information:			
Interest paid, net of amount capitalized	$ 58,381	$ 33,189	$ 9,569
Income taxes paid	$ -	$ -	$ 15,125
Supplemental disclosure of non-cash investing and financing activities:			
Capitalization of deferred satellite performance incentives	$ -	$ 3,808	$ 25,784
Distribution of New Skies shares	$ -	$ 71,268	$ -
Assets acquired under capital lease obligation	$ 65,757	$ -	$ -

See accompanying notes to financial statements.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 1 General

The International Telecommunications Satellite Organization, "INTELSAT", referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO's 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their country, referred to as Investing Entities, to access the IGO's space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO's shareholders, were also the IGO's principal customers.

In April 1998, the IGO established a wholly owned subsidiary called New Skies Satellites, N.V., referred to as New Skies. On November 30, 1998, the IGO contributed working capital, five in-orbit satellites with their associated orbital locations and the construction-in-progress for a sixth satellite to New Skies. The assets and associated liabilities were transferred at their net book values in exchange for all of the New Skies outstanding common stock. Subsequent to the transfer, the New Skies shares were distributed to the IGO's shareholders in proportion to their investments in the IGO in two separate transactions.

Substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO's shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO prior to the privatization and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to the privatization. The IGO and Intelsat, Ltd. and subsidiaries are collectively referred to as Intelsat.

Through its global system of 19 owned and two leased geostationary satellites and related ground segment facilities, Intelsat provides capacity for public telecommunications services to various customers in approximately 200 countries throughout the world. These services include public switched telecommunications services, business and private network services, Internet services, and video services.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 2 Summary of significant accounting policies

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of Intelsat, Ltd. and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Telecommunications revenue recognition

Telecommunications revenue results primarily from utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Such revenue is recognized provided that collectability of the related receivable is probable. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms.

(d) Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Carrying amounts approximate market value.

(e) Satellites and other property and equipment

Satellites and other property and equipment are stated at cost and consist primarily of the costs of spacecraft construction and launch, including insurance premiums, the net present value of performance incentives payable to the spacecraft manufacturers, expenses directly associated with the monitoring and support of spacecraft construction, and interest costs incurred during the period of spacecraft construction.

Spacecraft and launch services are generally procured under long-term, multi-satellite contracts that provide for payments by Intelsat over the contract periods. Spacecraft and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 2 Summary of significant accounting policies (continued)

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

	Years
Satellites and related costs	7-15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	2-12
Headquarters building	40

As of January 1, 2001, Intelsat revised the estimated useful lives for substantially all series VII and series VIII satellites based on management's review of the performance of the satellite fleet. The effect of these changes in estimates was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60,507 for the year ended December 31, 2001.

The cost of retired satellites and related assets and the related accumulated depreciation and amortization are removed from the accounts as the satellites are decommissioned.

(f) Shareholders' equity

Until the date of privatization, the IGO operated on a commercial basis as a cost-sharing cooperative. Each shareholder contributed capital to the IGO and received distributions in proportion to its investment share. However, shareholders could elect to change their investment share, subject to certain limitations and the availability of other shareholders willing to increase or decrease their shares. Adjustments to investment shares were also made at the time of a Signatory's entry into or withdrawal from the IGO.

Prior to privatization, the excess of the IGO's assets over its liabilities was reflected in the accompanying financial statements as the IGO shareholders' equity. In connection with the privatization, Intelsat, Ltd. issued 500 million ordinary shares to the shareholders of the IGO in proportion to their investment shares in that entity. The ordinary shares carry a par value of $1.00 per share. The IGO shareholders' equity that existed at the date of privatization was apportioned to ordinary shares outstanding at par value and to paid-in capital of Intelsat, Ltd. Retained earnings as of December 31, 2001 consist of accumulated earnings from July 19, 2001 through December 31, 2001.

(g) Income taxes

The IGO was exempt from United States and District of Columbia taxes under the terms of the Headquarters Agreement, dated November 24, 1976, between the government of the United States and the IGO. Upon privatization, Intelsat became subject to certain taxes in various jurisdictions in which it operates.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 2 Summary of significant accounting policies (continued)

Intelsat accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

(h) Concentration of credit risk

Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

(i) Currency and exchange rates

Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat is not exposed to material currency exchange risk. Transactions in other currencies are generally converted into U.S. dollars using rates in effect on the dates of the transactions.

(j) New accounting pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations", which is effective for all business combinations completed after June 30, 2001 and supercedes Accounting Principles Board, or APB, Opinion No. 16, "Business Combinations". Under SFAS No. 141, companies will be required to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and the allocation of purchase price. Management does not believe SFAS No. 141 will have an immediate impact on Intelsat's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets recorded at that date. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment, annually or more frequently if an event indicates that the asset might be impaired. The statement provides guidance on measuring goodwill and intangible asset impairments that includes a discounted cash flow methodology. Management does not believe SFAS No. 142 will have a significant impact on Intelsat's results of operations or financial position.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 2 Summary of significant accounting policies (continued)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard is effective in the first quarter of 2003. Management does not believe that SFAS No. 143 will have a significant impact on Intelsat's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. Management does not believe that SFAS No. 144 will have a significant impact on Intelsat's results of operations or financial position.

(k) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 Receivables

Receivables as of December 31 were comprised of the following:

	2000	2001
Satellite utilization charges:		
Unbilled	$ 255,116	$ 210,976
Billed	37,048	42,297
Other	7,184	8,725
Total	$299,348	$ 261,998

Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat space segment in the fourth quarter of the year. These amounts are billed in January of the following year.

Note 4 Satellites and other property and equipment

Satellites and other property and equipment as of Dec. 31 were comprised of the following:

	2000	2001
Satellites, launch vehicles and services	$ 5,737,392	$ 6,355,313
Information systems and ground segment	429,917	485,239
Headquarters and other	221,578	237,790
Total cost	6,388,887	7,078,342
Less accumulated depreciation and amortization	(3,500,233)	(3,840,682)
Total	$2,888,654	$3,237,660

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 4 Satellites and other property and equipment (continued)

Satellites and other property and equipment as of December 31, 2000 and 2001 included construction-in-progress of $1,033,237 and $1,049,832, respectively. These amounts relate primarily to spacecraft under construction and related launch services. Interest costs of $27,578, $56,501 and $76,240 were capitalized in 1999, 2000 and 2001, respectively.

Research and development costs of $4,565, $5,393, and $4,044 were charged to expense in 1999, 2000 and 2001, respectively.

Note 5 Due to shareholders

Balances due to shareholders as of December 31, 2000 include amounts accrued during the fourth quarter relating to distributions. Other amounts due include funds held by Intelsat for certain shareholders and are payable on demand. As of December 31, amounts due to shareholders were as follows:

	2000	2001
Accrued distributions	$220,20 3	$ -
Other	56,237	21,728
Total	$276,44	$21,728

Note 6 Long-term debt and other financing arrangements

As of December 31, the carrying amounts and the estimated fair values of long-term debt were as follows:

	2000		2001	
	Amount	Fair Value	Amount	Fair Value
Commercial paper	$ 16,588	$ 16,588	$310,122	$310,122
Eurobond 7.375% notes due August 6, 2002	200,000	203,754	200,000	202,582
Dragon bond 6.625% notes due March 22, 2004	200,000	201,430	200,000	203,412
Eurobond 8.375% notes due October 14, 2004	200,000	212,720	200,000	211,054
Eurobond 8.125% notes due February 28, 2005	200,000	213,956	200,000	209,594
Capital lease obligation	53,573	53,573	47,775	47,775
Total	$870,161	$902,021	$1,157,897	$1,184,539

During 2000, the average daily balance of commercial paper outstanding was approximately $104,059 at an average effective borrowing rate of 6.41 percent per annum. During 2001, the average daily balance of commercial paper outstanding was approximately $332,151 at an average effective borrowing rate of 4.09 percent per annum.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 6 Long-term debt and other financing arrangements (continued)

To support the commercial paper program and to provide funding for general corporate purposes, Intelsat entered into an agreement on March 22, 2001 with a group of financial institutions for a $1,000,000 unsecured 364-day revolving credit facility, referred to as the New Credit Facility. The New Credit Facility, which expires on March 21, 2002, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At Intelsat's option, borrowings, including any term loan, will bear interest either at the banks' base rate plus an applicable margin or at the LIBOR rate plus an applicable margin. Under the terms of the agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, Intelsat was in compliance with such covenants. As of December 31, 2001, there were no borrowings outstanding under the New Credit Facility.

Prior to completing the agreement for the New Credit Facility, Intelsat maintained a $300,000 revolving credit facility with a group of financial institutions to support its commercial paper program. Any borrowings under this credit facility were convertible at the borrower's option to term loans which would be due up to one year after the conversion date. As of December 31, 2000, there were no borrowings outstanding under this credit facility. This credit facility was terminated on March 20, 2001 under the terms and conditions of the New Credit Facility.

On March 21, 2002, Intelsat entered into two agreements with a group of financial institutions for a $500,000 unsecured 364-day revolving credit facility and a $500,000 unsecured 3-year revolving credit facility. The 364-day credit facility, which expires on March 20, 2003, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At its option, borrowings, including any term loan, will bear interest either at the banks' base rate plus an applicable margin or at the LIBOR rate plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating convenants, including an interest coverage ratio. Under the term of the 3-year revolving credit facility, Intelsat is required to satisfy a debt-to-EBITDA ratio.

Intelsat's policy is to classify commercial paper borrowings supported by its revolving credit facility and notes due within one year as long-term debt because Intelsat has the ability and the intent to maintain these obligations for longer than one year.

During 1999, Intelsat incurred a capital lease obligation of $65,757 in connection with a lease agreement to acquire additional satellite capacity. As of December 31, 2001, the remaining capital lease obligation was $53,573, of which $47,775 was long term and $5,798 was current.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 7 Retirement plans and other retiree benefits

(a) Pension and other post-retirement benefits

Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 18, 2001. The cost under this plan is calculated by an actuary using a formula based upon employees' remuneration, dates of hire and years of eligible service. Intelsat funds the plan based on actuarial advice using the projected unit credit cost method. Employees hired after July 18, 2001 are eligible to participate in a defined contribution plan (see note 7 (b)).

In addition, Intelsat provides health benefits for employees who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

The following tables provide summaries of the projected benefit obligations, plan assets, and funded status of the plans as of December 31, 2000 and 2001 based on valuation dates of September 30, 2000 and 2001.

	Pension Benefits		Other Postretirement Benefits	
	2000	2001	2000	2001
Change in benefit obligation				
Benefit obligation, January 1,	$219,388	$223,090	$31,990	$ 44,815
Service cost	8,465	7,682	2,294	2,761
Interest cost	16,084	16,999	2,333	3,315
Benefits paid	(10,830)	(11,268)	(1,818)	(2,326)
Plan amendment	-	3,146	-	-
Actuarial (gain)/loss	(10,017)	26,120	10,016	3,770
Benefit obligation, December 31,	$223,090	$265,769	$44,815	$ 52,335
Change in plan assets				
Plan assets at fair value October 1,	$250,893	$ 282,436	$ -	$ -
Actual return on plan assets	38,658	(37,743)	-	-
Contributions by Intelsat	3,715	929	-	-
Benefits paid	(10,830)	(11,180)	-	-
Plan assets at fair value September 30,	$282,436	$234,442	$ -	$ -

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 7 Retirement plans and other retiree benefits (continued)

	Pension Benefits		Other Postretirement Benefits	
	2000	2001	2000	2001
Funded status of the plans				
Funded status of the plans	$ 59,346	$(31,327)	$ (44,815)	$ (52,334)
Unrecognized net (gain)/loss	(63,986)	23,246	(14,499)	(9,753)
Unrecognized prior service cost	(1,723)	1,599	-	-
Unrecognized transition obligation	448	407	-	-
Fourth-quarter contributions to the Plans	929	274	342	787
Accrued benefits costs, December 31,	$ (4,986)	$ (5,801)	$ (58,972)	$ (61,300)
Discount rate	7.75%	7.25%	7.75%	7.25%
Expected rate of return on plan assets	9.00%	9.00%	-	-
Rate of compensation increase	5.00%	5.00%	-	-

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

Net periodic pension and other postretirement benefits costs included the following components for 1999, 2000 and 2001:

	Pension Benefits			Other Postretirement Benefits		
	1999	2000	2001	1999	2000	2001
Service cost	$ 8,849	$ 8,465	$ 7,682	$ 2,044	$ 2,294	$ 2,761
Interest cost	14,753	16,084	16,999	1,989	2,332	3,315
Expected return on plan assets	(18,723)	(21,619)	(22,358)	-	-	-
Amortization of unrecognized transition asset	(119)	41	41	-	-	-
Amortization of unrecognized prior service cost	(202)	(218)	(170)	-	-	-
Amortization of unrecognized net gain	(41)	(633)	(868)	(2,287)	(2,029)	(1,221)
Total costs	$ 4,517	$ 2,120	$ 1,326	$ 1,746	$ 2,597	$ 4,855

Depending upon actual future health care claims experience, Intelsat's actual costs may vary significantly from those projected above. As of September 30, 2000 and 2001, the assumed health care cost trend rate was a constant seven percent.

Increasing the assumed health care cost trend rates by one percent each year would increase the other postretirement benefits obligation as of September 30, 2001 by $6,723. Decreasing these trend rates by one percent each year would reduce the other postretirement benefits obligation as of September 30, 2001 by $5,670. A one percent increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other postretirement benefits cost for 2001 by $1,225 and $1,008, respectively.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 7 Retirement plans and other retiree benefits (continued)

(b) Other Retirement Plans

Intelsat maintains two defined contribution retirement plans, which are available to substantially all employees. Intelsat also maintained an unfunded supplemental pension plan for executives, which was discontinued during 2001. The accrued liability for these plans was $1,535 and $1,274 as of December 31, 2000 and 2001, respectively.

Note 8 Share Option Plan

In July 2001, Intelsat established a Share Option Plan. Under the Share Option Plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the Share Option Plan is 10,000,000.

The Share Option Plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three- year period, with a term not to exceed ten years.

The Board of Directors has adopted a resolution providing for each director to be awarded share options valued at $23. These options are to be granted annually, and vest immediately upon award.

A summary of the stock option activity is presented below:

	Options	Option Price Per Share	Weighted-Average Exercise Price
Granted	8,814,566	$6.35	$6.35
Canceled	(2,976)	$6.35	$6.35
Options outstanding at December 31, 2001	8,811,590	$6.35	$6.35

As of December 31, 2001, no options were exercisable. The weighted-average remaining contractual life of options outstanding at December 31, 2001 was 9.8 years.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the "intrinsic value method" as defined by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 8 Share Option Plan (continued)

Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, no compensation expense has been recognized as all the options granted had an exercise price equal to the fair value of the underlying ordinary shares on the date of grant.

If compensation expense had been determined based on the fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123, Intelsat's pro forma net income would have been approximately $498,314 in 2001. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants during the year ended December 31, 2001: no dividend yield, expected volatility of zero, risk-free interest rate of 5.0% and an expected term of 5 years.

Note 9 Income Taxes

Intelsat became subject to taxes on the date of privatization. A deferred tax benefit and a related net deferred tax asset in the amount of $24,536 was recorded as a result of Intelsat's change in taxable status upon privatization. The provision for income taxes for the year ended December 31, 2001 consisted of the following:

Current	$ 35,946
Deferred	(30,587)
Total provision for income taxes	$ 5,359

Because Bermuda does not impose an income tax, Intelsat's statutory tax rate is zero. The difference between tax expense reported in the accompanying statements of operations and tax computed at statutory rates is attributable to the provision for foreign taxes.

The components of Intelsat's net deferred tax asset were as follows as of December 31, 2001:

Deferred tax assets:	
Accrued liabilities	$ 5,186
Accrued retirement benefits	28,614
Total deferred tax assets	33,800
Deferred tax liabilities:	
Depreciation	(3,213)
Total net deferred tax asset	$ 30,587

As of December 31, 2001, the net deferred tax asset is included in other assets in the accompanying consolidated balance sheet.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 10 Contractual commitments

In the further development and operation of the global commercial communications satellite system, significant additional expenditures are anticipated. The portion of these additional expenditures represented by contractual commitments as of December 31, 2001 and the expected year of payment are as follows:

	Capital	Expense	Total
2002	$ 692,769	$ 25,436	$ 718,205
2003	451,677	16,889	468,566
2004	42,959	16,458	59,417
2005	37,434	14,218	51,652
2006	30,448	4,178	34,626
Thereafter	138,493	14,272	152,765
	1,393,780	91,451	1,485,231
Less amount representing interest on capital lease obligation and deferred satellite performance incentives	(93,303)	-	(93,303)
Total net commitments	$1,300,477	$ 91,451	$ 1,391,928

Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

Intelsat offers its customers long-term commitments of varying lengths up to 15 years for a range of services at rates, which are progressively lower for the longer commitment periods.

Intelsat leases space in its headquarters building to various tenants. As of December 31, 2001, the minimum rental income anticipated with respect to these leases is approximately $4,542, of which $4,246 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

Note 11 Contingencies

(a) Insurance

Intelsat has obtained satellite insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. Intelsat currently has insurance covering the in-orbit operations of the eleven series VII and series VIII satellites for a one-year period through November 8, 2002. Under the terms of this policy, Intelsat co-insures $50,000 of the net book value of each satellite, and the insurers cover the balance of net book value. Intelsat also has insurance in place for the launch and first year of in-orbit operations for each of the series IX satellites, of which the Intelsat 901 and Intelsat 902 are already in orbit. This insurance is in an amount approximately equal to the net book value of each satellite and does not have a co-insurance requirement.

INTELSAT
(See note 1)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(US $ in thousands, except share and per share amounts)
DECEMBER 31, 1999, 2000 AND 2001

Note 11 Contingencies (continued)

(b) Privileges and immunities

As a privatized entity, Intelsat no longer benefits from certain privileges and immunities that it held as an intergovernmental organization. As a result, Intelsat may be a party to disputes arising from normal business activities. Management believes that the resolution of any such matters would not have a material adverse effect on financial position or future operating results.

Note 12 Business segment and geographic information

Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world. Intelsat's shareholders generated approximately 90%, 88% and 89% of revenue in 1999, 2000 and 2001, respectively.

The geographic distribution of Intelsat's revenues for 1999, 2000 and 2001 was as follows:

	1999	2000	2001
Europe	29%	28%	29%
North America and Caribbean	20%	23%	24%
Asia Pacific	19%	19%	18%
Latin America	17%	14%	13%
Middle East and North Africa	7%	8%	7%
Sub-Saharan Africa	8%	8%	9%

Approximately 15 percent, 16 percent and 15 percent of Intelsat's revenue was derived from its largest customer in 1999, 2000 and 2001, respectively. No other single customer accounted for more than five percent of revenue in any of those years. The ten largest customers accounted for approximately 43 percent of Intelsat's revenue in 1999, 2000 and 2001. Revenue by region is based on the locations of customers to which services are billed.

Intelsat's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat's remaining assets, substantially all are located in the United States.

Note 13 Restructuring costs

In October 2001, Intelsat reduced the size of its workforce by 105 employees, or approximately 11%, reflecting the elimination of certain positions that were no longer required after privatization. Operations were also streamlined in order to respond to market and industry conditions. As a result of these actions, severance costs of $7,300 were incurred in 2001. At December 31, 2001, accrued restructuring costs of approximately $3,700 were included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts were fully paid in January 2002.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat, Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09, Bermuda
+1 441-294-1650

Intelsat Global Service Corporation
3400 International Drive NW
Washington DC 20008-3006
United States of America
+1 202-944-6800

Intelsat Global Sales & Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
+44 (0)20-8899-6035

Regional Sales & Marketing Support Offices
Australia, Brazil, China (HK), France, Germany, India, Norway, Singapore, South Africa, United States

www.intelsat.com

Intelsat

2/03/3966

Issuer: Intelsat, Ltd.
File No. 82-5214

6

Quarterly Report to Shareholders

March 2002

02 JUN -7 [illegible]

Intelsat

inspiring connections

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat.
inspiring connections

15 May 2002

To our Shareholders:

Please find enclosed our financial statements for the first quarter of 2002. As you are aware, on 26 April 2002 Intelsat, Ltd. filed a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission (the "SEC"), formally beginning the initial public offering ("IPO") process. Our future filings with the SEC will include an analysis of our financial performance during the first quarter of 2002. Based on our current timeline, we expect to make our next filing with the SEC in June.

As you may know, on 15 May 2002 Teleglobe Inc. ("Teleglobe") announced that it was applying to the Ontario Superior Court of Justice for an order providing creditor protection under the Companies' Creditors Arrangement Act. The impact on Intelsat of Teleglobe's announcement has not yet been determined. We will continue to monitor the situation and will describe any actions we take in response to the Teleglobe announcement in our future filings with the SEC. See Note 8 of the enclosed first quarter 2002 financial statements for additional information on this matter.

In addition to the financial statements for the first quarter of 2002, this mailing includes our 2001 Annual Report (hardcopy only), with a business review that describes our services and current initiatives as we strive to expand our business. Also included is the closing balance sheet as of 18 July 2001 for the International Telecommunications Satellite Organization. Many of you have requested this information for your accounting purposes.

By now, you should have received from us a proxy statement asking for your proxy for a Special General Meeting to be held on 4 June 2002 in Frankfurt, Germany. The Special General Meeting has been called to address a number of issues, including a proposed share consolidation that we would like to effect prior to our IPO.

Your vote at the Special General Meeting is very important, and I ask for your diligence in returning your signed proxy cards so that they can be voted at the meeting. If you have questions regarding the Special General Meeting or have not received your proxy materials, please contact Rick Nash, Director, Corporate Affairs at Intelsat Global Service Corporation, by telephone at +1 202 944 7548 or by e-mail at **rick.nash@intelsat.com**.

Thanks to those shareholders that participated in the recent regional shareholder meetings regarding the IPO. If you have further questions regarding the IPO process, please e-mail us at **shareholder@intelsat.com**.

Intelsat and its owners have a strong history of working together to accomplish great things. Once again, we are asking for your support during this important phase of Intelsat's evolution from an intergovernmental organization to a public company. Thank you for your attention to these important issues.

Conny Kullman
Chief Executive Officer

Issuer: Intelsat, Ltd.
File No. 82-5214

INTELSAT

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

Intelsat
(See Note 1)

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2001	As of March 31, 2002 (Unaudited)
	(US $ in thousands, except share and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,699	$ 13,875
Receivables	261,998	271,903
Total current assets	264,697	285,778
Satellites and other property and equipment, net	3,237,660	3,351,411
Other assets	73,778	70,323
Total assets	$ 3,576,135	$ 3,707,512
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 201,745	$ 165,988
Due to shareholders	21,728	20,368
Capital lease obligation	5,798	4,457
Deferred satellite performance incentives	15,962	16,315
Deferred revenue	15,374	9,508
Total current liabilities	260,607	216,636
Long-term debt, net of current portion	1,157,897	1,223,914
Deferred satellite performance incentives	84,129	96,798
Deferred revenue	9,301	8,989
Accrued retirement benefits	68,375	69,636
Total liabilities	1,580,309	1,615,973
Commitments and contingencies	-	-
Shareholders' equity:		
Preference shares, $1 par value, 7.5 million shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $1 par value, 650 million shares authorized, 500 million shares issued and outstanding	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	193,940	289,653
Total shareholders' equity	1,995,826	2,091,539
Total liabilities and shareholders' equity	$ 3,576,135	$ 3,707,512

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2002
	(US $ in thousands) (Unaudited)	
Telecommunications revenue	$ 283,926	$ 258,543
Operating expenses:		
Operations and development	22,884	27,672
Selling, general and administrative	20,003	27,891
Depreciation and amortization	86,272	87,298
Privatization initiative	12,681	-
Total operating expenses	141,840	142,861
Income from operations	142,086	115,682
Interest expense	(2,659)	(4,823)
Other income	4,637	1,745
Income before income taxes	144,064	112,604
Provision for income taxes	-	16,891
Net income	$ 144,064	$ 95,713

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31, 2001	2002
	(US $ in thousands) (Unaudited)	
Cash flows from operating activities:		
Net income	$ 144,064	$ 95,713
Adjustments for non-cash items:		
Depreciation and amortization	86,272	87,298
Changes in operating assets and liabilities:		
Receivables	(12,226)	(9,905)
Other assets	2,260	3,455
Accounts payable and accrued liabilities	(7,177)	(35,757)
Deferred revenue	(2,852)	(6,178)
Accrued retirement benefits	1,036	1,261
Net cash provided by operating activities	211,377	135,887
Cash flows from investing activities:		
Payments for satellites and other property and equipment	(110,135)	(184,539)
Net cash used in investing activities	(110,135)	(184,539)
Cash flows from financing activities:		
Proceeds from commercial paper borrowings, net	213,412	67,527
Distribution to shareholders	(425,000)	-
Due to shareholders	147,128	(1,360)
Principal payments on deferred satellite performance incentives.	(4,471)	(3,488)
Principal payments on capital lease obligation	(1,151)	(2,851)
Net cash provided by (used in) financing activities	(70,082)	59,828
Net increase in cash and cash equivalents	31,160	11,176
Cash and cash equivalents, beginning of period	-	2,699
Cash and cash equivalents, end of period	$ 31,160	$ 13,875
Supplemental cash flow information:		
Interest paid, net of amount capitalized	$ 15,038	$ 18,624
Income taxes paid	-	$ 1,401
Supplemental disclosure of non-cash investing and financing activities:		
Capitalization of deferred satellite performance incentives	$ 6,000	$ 16,510

See accompanying notes to financial statements.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 Organization

The International Telecommunications Satellite Organization "INTELSAT", referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO's 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO's space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO's shareholders, were also the IGO's principal customers.

Substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO's shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO for the three months ended March 31, 2001 (prior to the privatization) and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries for the three months ended March 31, 2002 (subsequent to the privatization). The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat or the Company.

Note 2 Basis of Presentation

The unaudited financial statements of Intelsat have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In management's opinion, all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been made. Certain prior period amounts have been reclassified to conform with the current year's presentation. The results of operations for the periods presented are not necessarily indicative of the operating results for the full year. These unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in Intelsat's annual report for the year ended December 31, 2001.

Note 3 Long-Term Debt and Other Financing Arrangements

At March 31, 2002, Intelsat had long-term debt, including the current portion of such debt, of $1,228.4 million. This debt consisted of $800.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $377.6 million in commercial paper borrowings and a $50.8 million capitalized lease obligation.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3 Long-Term Debt and Other Financing Arrangements (continued)

To support the Company's commercial paper program and to provide funding for general corporate purposes, Intelsat entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expires in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. The 364-day revolving credit facility allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At the Company's option, borrowings under the facilities, including any term loan, will bear interest either at the banks' base rate or at LIBOR plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating covenants, including a covenant requiring the Company to maintain a ratio of EBITDA to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that Intelsat's ratio of debt to EBITDA not exceed 2.5 to 1 at any time. Under each of the credit facilities, both the facility fee and the margin over LIBOR at which Intelsat can borrow increase incrementally if there is a downgrade in the Company's credit rating by Standard & Poor's or Moody's Investors Service. As of March 31, 2002, Intelsat was in compliance with these covenants and there were no borrowings outstanding under either revolving credit facility. Intelsat's policy is to classify commercial paper borrowings supported by the Company's revolving credit facilities as long-term debt because the Company has both the ability and the intent to maintain or refinance these obligations for longer than one year.

In April 2002, Intelsat issued $600.0 million in aggregate principal amount of unsecured Senior Notes, which bear interest at $7^{5}/_{8}$% annually and mature in 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds and for general corporate purposes.

Note 4 Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. Management does not believe that SFAS No. 144 will have a significant impact on Intelsat's results of operations or financial position.

Note 5 Business Segment and Geographic Information

Intelsat operates in a single industry segment, in which it provides telecommunications services to its customers around the world.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5 Business Segment and Geographic Information (continued)

The geographic distribution of Intelsat's revenues for the three months ended March 31, 2001 and 2002 are as follows:

	For the three months ended March 31, 2001	2002
Europe	29%	28%
North America and Caribbean	25%	25%
Asia Pacific	18%	17%
Latin America	13%	13%
Sub-Saharan Africa	8%	11%
Middle East and North Africa	7%	6%

Revenue by region is based on the locations of customers to which services are billed. Intelsat's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat's remaining assets, substantially all are located in the United States.

Note 6 Satellite Developments

During the first quarter of 2002, Intelsat successfully launched two satellites in the Intelsat IX satellite series. Intelsat 904 became operational during March 2002 and Intelsat 903 will become operational during May 2002. The remaining three satellites in the Intelsat IX series are planned for launch during 2002 and the first quarter of 2003. Two additional satellites in the Intelsat X series are under construction and are planned to be launched in 2003.

Note 7 Recent Transaction

COMSAT Asset Purchase Agreement

On March 15, 2002, Intelsat entered into an asset purchase agreement with COMSAT Corporation (COMSAT) and COMSAT Digital Teleport, Inc. COMSAT is Intelsat's largest shareholder. Pursuant to this agreement, Intelsat will purchase most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that the Company will be acquiring through this transaction include the following:

• substantially all of COMSAT World Systems' customer contracts for Intelsat capacity;

• a digital teleport facility in Clarksburg, Maryland;

• two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii; and

• a back-up operations facility located in the Washington, D.C. region.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 Recent Transaction (continued)

Intelsat will also be acquiring contracts that COMSAT and COMSAT Digital Teleport, Inc. have with other related entities involving the provision to these other entities of TTC&M and other services, or Intelsat will enter into new contracts to provide these services. COMSAT is not transferring its ownership interest in Intelsat as part of this transaction.

Intelsat has agreed to pay a total purchase price of approximately $120.0 million for these assets. This purchase price is comprised of $65.0 million in cash, the assumption of $35.0 million in net liabilities and a contingent payment of $20.0 million, payable in four installments of $5.0 million per year in 2007, 2008, 2009 and 2010. The purchase price is subject to adjustment to reflect the change in net assets of the acquired business between September 30, 2001 and the closing of the transaction. In addition, Intelsat will not be required to pay installments of the $20.0 million contingent payment if the Company is not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on the Company's use of the Clarksburg facilities. Intelsat will be assuming most of the liabilities, including contingent liabilities, relating to the assets the Company is acquiring. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT's customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT's and COMSAT Digital Teleport, Inc.'s obligations under the asset purchase agreement.

The two TTC&M stations that Intelsat will be acquiring are two of the six primary TTC&M stations currently used in the Company's ground network. These TTC&M stations are currently operated by COMSAT World Systems pursuant to two separate contracts with Intelsat. These contracts will be terminated once the acquisition is completed, and Intelsat will assume operation of these two TTC&M stations. The building housing the Clarksburg TTC&M station is leased by COMSAT under an agreement that expires in 2012. COMSAT will assign this lease to Intelsat in connection with the transaction. Pursuant to the asset purchase agreement, Intelsat will also be acquiring the lease for the Company's back-up operations facility in the Washington, D.C. region, which the Company currently subleases from COMSAT. COMSAT also provides Intelsat with support services for the facility. In connection with Intelsat's acquisition of the back-up facility, the sublease and the contract for support services will be terminated.

The closing of this transaction is conditioned on the receipt of regulatory approvals, consents to the assignment of various service and other contracts to the Company and other customary closing conditions. The acquisition is also conditioned on the FCC's approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets. Intelsat's request for early termination of the waiting period under the Hart-Scott-Rodino Act was granted on April 5, 2002.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 Recent Transaction (continued)

In the event that the transaction is not completed before March 17, 2003 due to the failure to satisfy specified closing conditions, Intelsat is entitled to terminate the asset purchase agreement. The Company has agreed to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses, provided all other conditions to the closing of the transaction have been satisfied. In the event that the FCC's final order withdraws this approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that Intelsat acquired from them at the same purchase price paid by the Company.

Intelsat intends to finance the transaction with available cash or through the issuance of commercial paper.

Note 8 Subsequent Event

On May 15, 2002, one the Company's customers, Teleglobe, Inc. of Canada, filed for creditor protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. Teleglobe, Inc. also announced a reorganization strategy to renew its focus on its core business. Included in Intelsat's receivables as of March 31, 2002 is $12.8 million due from Teleglobe, Inc., which represents amounts due for the quarter ended March 31, 2002. This amount is due and payable to the Company on June 30, 2002.

Due to the recent nature of Teleglobe, Inc.'s filing and ongoing discussions with its management regarding the collection of these amounts, Intelsat's management is continuing to evaluate this situation, and accordingly, no adjustments have been made to the accompanying financial statements.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat, Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09, Bermuda
+1 441-294-1650

Intelsat Global Service Corporation
3400 International Drive NW
Washington DC 20008-3006
United States of America
+1 202-944-6800

Intelsat Global Sales & Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
+44 (0)20-8899-6035

Regional Sales & Marketing Support Offices
Australia, Brazil, China, France, Germany, India, Norway, Singapore, South Africa, United States

www.intelsat.com

Intelsat

2/05/4045-QR

Issuer: Intelsat, Ltd.
File No. 82-5214

(7)

Balance Sheets

18 July 2001 and 31 December 2000

02 JUN -7 AM 11:11

Intelsat
inspiring connections

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of Intelsat:

We have audited the accompanying balance sheets of International Telecommunications Satellite Organization (Intelsat) as of 18 July 2001 and 31 December 2000. These financial statements are the responsibility of Intelsat's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Intelsat as of 18 July 2001 and 31 December 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
7 September 2001

INTELSAT

BALANCE SHEETS
(US $ in thousands)

	18 July 2001	31 December 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,314	$ -
Receivables (note 3)	345,728	299,348
Total current assets	347,042	299,348
Satellites and other property and equipment, net (note 4)	3,067,225	2,888,654
Other assets	30,807	10,018
Total assets	$3,445,074	$3,198,020
Liabilities and Shareholders' Equity		
Current liabilities:		
Due to shareholders (note 5):		
Compensation for use of capital	$ -	$ 118,802
Repayments of capital	-	101,401
Other	38,130	56,237
Accounts payable and accrued liabilities	147,260	155,338
Deferred satellite performance incentives	19,045	17,900
Deferred revenues	15,272	17,066
Capital lease obligation (note 6)	4,243	3,911
Total current liabilities	223,950	470,655
Long-term debt, net of current portion (note 6)	1,269,178	870,161
Deferred satellite performance incentives	70,745	77,682
Deferred revenues	11,100	12,389
Accrued retirement benefits (note 7)	68,215	65,493
Total liabilities	1,643,188	1,496,380
Commitments and contingencies (notes 8 and 9)		
Shareholders' equity	1,801,886	1,701,640
Total liabilities and shareholders' equity	$3,445,074	$3,198,020

See accompanying notes to balance sheets.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 1 General

Intelsat was established on 12 February 1973 in accordance with the provisions of an Intergovernmental Agreement (Intelsat Agreement) and an Operating Agreement. Through its global fleet of 21 satellites and related ground segment facilities, Intelsat provides the capacity required for public telecommunications services to various customers in approximately 200 countries throughout the world. These services include Internet, broadcast, telephony and corporate network solutions.

The parties to the Intelsat Agreement are Intelsat's 148 member countries. The Signatories to the Operating Agreement (Signatories) are either the member countries or their designated telecommunications entities, public or private. Signatories may authorize other entities within their country to access the Intelsat space segment and to invest in Intelsat. Signatories and non-Signatory investors are referred to collectively as Intelsat's shareholders.

Intelsat became a privately held commercial entity on 18 July 2001, transforming itself from an intergovernmental organization. As of the date of privatization, substantially all of Intelsat's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly-owned subsidiaries. Intelsat, Ltd. is a Bermuda-based holding company.

Note 2 Summary of significant accounting policies

(a) Basis of presentation

The balance sheets have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Telecommunications revenue recognition

Telecommunications revenue results from utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the balance sheets as deferred revenues. These deferred amounts are recognized as revenues on a straight-line basis over the respective agreement terms.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 2 Summary of significant accounting policies (continued)

(c) Cash and cash equivalents

Cash and cash equivalents include financial instruments that have original terms to maturity of 90 days or less. Carrying amounts approximate market value.

(d) Satellites and other property and equipment

Satellites and other property and equipment are stated at cost and consist primarily of the costs of spacecraft construction and launch, including insurance premiums, the net present value of performance incentives payable to the spacecraft manufacturers, management expenses directly associated with the monitoring and support of spacecraft construction, and interest costs incurred during the period of spacecraft construction.

Spacecraft and launch services are generally procured under long-term, multi-satellite contracts, which provide for payments by Intelsat over the contract periods. Spacecraft and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

	Years
Satellites	7-15
Satellite series program costs	12-17
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	2-12
Intelsat headquarters building	40

As of 1 January 2001, Intelsat revised the estimated useful lives for its satellites based on management's review of the historical revenue producing lives of Intelsat's satellite fleet and the operating condition of its existing satellites. The effect of this change in estimate was to increase the useful lives of substantially all of Intelsat's series VII and VIII satellites by approximately two years and, thereby, decrease depreciation and amortization expense by approximately $33,181 for the period 1 January 2001 through 18 July 2001.

The cost of retired satellites, related assets and the related accumulated depreciation and amortization are removed from the property accounts as the satellites are decommissioned. The satellite series program costs are carried in the property accounts until the last satellite in the series is decommissioned.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 2 Summary of significant accounting policies (continued)

(e) Shareholders' equity

Until the date of its privatization, Intelsat operated on a commercial basis as a cost-sharing cooperative. Each shareholder contributed to Intelsat and received capital repayments and compensation for the use of capital in proportion to its investment share. Each shareholder's investment share was calculated annually based on its percentage of use of the satellite capacity. However, shareholders could elect to change their investment share, subject to certain limitations and the availability of other shareholders willing to increase or decrease their shares. Adjustments to investment shares were also made at the time of a Signatory's entry into or withdrawal from Intelsat.

(f) Tax status

Until the date of its privatization, Intelsat was exempt from United States and District of Columbia taxes under the terms of the Headquarters Agreement, dated 24 November 1976, between the government of the United States and Intelsat. As a result of the privatization, Intelsat is no longer exempt from such taxes.

(g) Concentration of credit risk

Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry. Management monitors its exposure to credit losses and maintains allowances for anticipated losses, if any. All customer contracts and substantially all supplier contracts are denominated in U.S. dollars.

Note 3 Receivables

Receivables consisted of the following:

	18 July 2001	31 December 2000
Satellite utilization charges:		
Billed	$340,114	$ 37,048
Unbilled	-	255,116
Other	5,614	7,184
Total	$345,728	$299,348

The unbilled satellite utilization charges as of 31 December 2000 represent the amounts earned and accrued as receivable from customers for their usage of the Intelsat space segment in the fourth quarter of the year. These amounts were billed in January 2001.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 4 Satellites and other property and equipment

Satellites and other property and equipment consisted of the following:

	18 July 2001	31 December 2000
Satellites, launch vehicles and services	$ 6,068,280	$ 5,737,392
Information systems and ground segment	459,252	429,917
Intelsat headquarters and other	228,462	221,578
Total cost	6,755,994	6,388,887
Less accumulated depreciation and amortization	(3,688,769)	(3,500,233)
Total	$3,067,225	$2,888,654

Satellites and other property and equipment as of 18 July 2001 and 31 December 2000 included construction-in-progress of $1,375,892 and $1,033,237, respectively. These amounts relate primarily to spacecraft under construction and related launch services. Interest costs of $43,494 were capitalized during the period 1 January 2001 through 18 July 2001. Interest costs of $56,501 were capitalized during the year ended 31 December 2000.

Note 5 Due to shareholders

Balances due to shareholders include amounts accrued relating to undistributed compensation for, and repayments of, capital. Other amounts due include funds held by Intelsat at the request of certain shareholders or pursuant to collateral arrangements.

Note 6 Long-term debt and other financing arrangements

The carrying amounts and the estimated fair values of Intelsat's long-term debt were as follows:

	18 July 2001		31 December 2000	
	Amount	*Fair Value*	*Amount*	*Fair Value*
Commercial Paper	$ 418,456	$ 418,456	$ 16,588	$ 16,588
Eurobond 7.375% notes due 6 August 2002	200,000	207,257	200,000	203,754
Dragon bond 6.625% notes due 22 March 2004	200,000	210,975	200,000	201,430
Eurobond 8.375% notes due 14 October 2004	200,000	229,042	200,000	212,720
Eurobond 8.125% notes due 28 February 2005	200,000	221,504	200,000	213,956
Capital lease obligation	50,722	50,722	53,573	53,573
Total	$1,269,178	$1,337,956	$870,161	$902,021

Intelsat has historically funded its operations through contributions from shareholders, cash generated from operations and funds obtained through debt offerings. As a result of privatization and an agreement made with shareholders regarding pre-privatization activities, Intelsat neither received capital funding from shareholders nor provided recurring cash distributions to shareholders in 2001. Pursuant to that same agreement, a

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 6 Long-term debt and other financing arrangements (continued)

pre-privatization distribution of $425,000 was made to shareholders in March 2001. The pre-privatization distribution was funded by commercial paper borrowings, of which $418,456 was outstanding at 18 July 2001.

For the period 1 January 2001 through 18 July 2001, the average daily balance of commercial paper outstanding was approximately $261,111 at an average effective borrowing rate of 4.99 percent per annum. During the year ended 31 December 2000, the average daily balance of commercial paper outstanding was approximately $104,059 at an average effective borrowing rate of 6.41 percent per annum.

To support the commercial paper program and to provide funding for general purposes, Intelsat entered into an agreement on 22 March 2001 with a group of financial institutions for a $1 billion unsecured 364-day revolving credit facility (New Credit Facility). The New Credit Facility, which expires on 21 March 2002, allows Intelsat to convert amounts outstanding as of the expiration date to a one-year term loan. At Intelsat's option, borrowings will bear interest either at the bank's base rate plus an applicable margin (as defined) or at the LIBOR rate plus an applicable margin (as defined). Under the terms of the agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of 18 July 2001, Intelsat was in compliance with such covenants. At 18 July 2001, there were no borrowings outstanding under the New Credit Facility.

Prior to completing the agreement for the New Credit Facility, Intelsat maintained a revolving credit facility of $300,000 with a group of financial institutions. This agreement was cancelled on 20 March 2001 under the terms and conditions of the New Credit Facility. At the date of cancellation and as of 31 December 2000, there were no borrowings outstanding under this revolving credit facility.

During 1999, Intelsat incurred a capital lease obligation of $65,757 in connection with a lease agreement to acquire additional satellite capacity. As of 18 July 2001, the remaining capital lease obligation was $54,965, of which $50,722 was long term and $4,243 was current.

Note 7 Retirement plans and other retiree benefits

(a) <u>Pension and other postretirement benefits</u>

Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees. The cost under this plan is calculated by an actuary using a formula based upon the employees' remuneration, dates of hire and years of eligible service. Intelsat funds the plan based on actuarial advice using the projected unit credit cost method.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 7 Retirement plans and other retiree benefits (continued)

In addition, Intelsat provides health benefits for employees who retire at or after age 60 with five years of consecutive service or before age 60 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

The following tables provide summaries of the projected benefit obligations, plan assets, and funded status of the plans as of 18 July 2001 and 31 December 2000 based on valuation dates of 30 April 2001 and 30 September 2000, respectively.

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation, 1 January	$ 223,090	$ 219,388	$ 44,815	$ 31,990
Service cost	4,167	8,465	1,514	2,294
Interest cost	9,212	16,084	1,817	2,333
Benefits paid	(6,756)	(10,830)	(773)	(1,818)
Actuarial (gain) loss	7,903	(10,017)	1,636	10,016
Benefit obligation, 18 July 2001 and 31 December 2000	$ 237,616	$ 223,090	$ 49,009	$ 44,815

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Change in plan assets				
Plan assets at fair value, 1 October	$ 282,436	$ 250,893	$ -	$ -
Actual return on plan assets	(11,325)	38,658	-	-
Contributions by Intelsat	929	3,715	-	-
Benefits paid	(6,756)	(10,830)	-	-
Plan assets at fair value, 30 April 2001 and 30 September 2000	$ 265,284	$ 282,436	$ -	$ -

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Funded status of the plans				
Funded status of the plans	$ 27,668	$ 59,346	$ (49,009)	$ (44,815)
Unrecognized net gains	(32,289)	(63,986)	(11,894)	(14,499)
Unrecognized prior service cost	(1,635)	(1,723)	-	-
Unrecognized transition obligation	426	448	-	-
Contributions to the Plans	-	929	396	342
Accrued benefits costs, 18 July 2001 and 31 December 2000	$ (5,830)	$ (4,986)	$ (60,507)	$ (58,972)
Discount rate	7.50%	7.75%	7.50%	7.75%
Expected rate of return on plan assets	9.00%	9.00%	-	-
Rate of compensation increase	5.00%	5.00%	-	-

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 7 Retirement plans and other retiree benefits (continued)

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

Increasing the assumed health care cost trend rates by one percent each year would increase the other postretirement benefits obligation as of 30 April 2001 by $6,296. Decreasing these trend rates by one percent each year would reduce the other postretirement benefits obligation as of 30 April 2001 by $5,309.

(b) Other retirement plans

Intelsat maintains a supplemental contributory defined contribution retirement plan, which is available to substantially all employees, and an unfunded supplemental pension plan for executives. Intelsat's accrued liability for these plans was $1,878 and $1,535 as of 18 July 2001 and 31 December 2000, respectively.

Note 8 Contractual commitments

In the further development and operation of the global commercial communications satellite system, significant additional expenditures are anticipated. The portion of these additional expenditures represented by contractual commitments as of 18 July 2001 and the expected year of payment are as follows:

	Capital	Expense	Total
19 July 2001 – 31 December 2001	$ 250,597	$ 16,064	$ 266,661
2002	458,609	20,825	479,434
2003	181,179	14,850	196,029
2004	42,857	14,419	57,276
2005	37,210	12,429	49,639
2006	30,224	3,179	33,403
Thereafter	133,517	14,272	147,789
	1,134,193	96,038	1,230,231
Less amount representing interest on capital lease obligation and deferred satellite performance incentives	(97,050)	-	(97,050)
Total net commitments	$1,037,143	$ 96,038	$1,133,181

Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services. The organization pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

INTELSAT
NOTES TO BALANCE SHEETS
(US $ in thousands)
18 JULY 2001 AND 31 DECEMBER 2000

Note 8 Contractual commitments (continued)

Intelsat offers its customers long-term commitments of varying lengths up to 15 years for a range of services at reduced monthly tariff rates which are progressively lower for the longer commitment periods. As of 18 July 2001, certain customers had long-term commitments in effect, representing approximately 73 percent and 89 percent of the total analog and digital service traffic, respectively. Intelsat also provides transponder capacity to customers to meet their domestic and international requirements pursuant to agreements which cover periods of up to 15 years.

Note 9 Contingencies

(a) Insurance

Intelsat's policy is to obtain satellite insurance coverage for possible losses that may occur during the launch and subsequent in-orbit test period. Intelsat does not maintain insurance coverage beyond the first year a satellite is in orbit because of the significant reduction in risk of loss at that point in time.

(b) Privileges and Immunities

As a privatized entity, Intelsat no longer benefits from certain privileges and immunities that were held as an intergovernmental organization. As a result, Intelsat may be subject to various litigation and claims arising in the ordinary course of business.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat, Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09, Bermuda
+1 441-294-1650

Intelsat Global Service Corporation
3400 International Drive NW
Washington DC 20008-3006
United States of America
+1 202-944-6800

Intelsat Global Sales & Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
+44 (0)20-8899-6035

Regional Sales & Marketing Support Offices
Australia, Brazil, China (HK), France, Germany, India, Norway, Singapore, South Africa, United States

www.intelsat.com

Intelsat

2/01/3901

Issuer: Intelsat, Ltd.
File No. 82-5214

02 JUN -7 AM 11:25

15 March 2002

THIS LETTER CONTAINS IMPORTANT INFORMATION REGARDING YOUR INVESTMENT IN INTELSAT, LTD. THAT REQUIRES THE PROMPT ATTENTION OF THE EXECUTIVE RESPONSIBLE FOR YOUR COMPANY'S INVESTMENT IN INTELSAT, LTD.

THIS LETTER DOES NOT CONSTITUTE AN OFFER FOR THE SALE OF, OR THE SOLICITATION OF AN OFFER TO BUY, INTELSAT, LTD.'S ORDINARY SHARES.

Dear Shareholder:

I am writing to update you with respect to certain upcoming events in connection with the contemplated initial public offering ("IPO") of Ordinary Shares of Intelsat, Ltd. ("Intelsat"). Intelsat and its advisors are working diligently toward the IPO and expect that it will be conducted in 2002 in order to comply with the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (referred to as the ORBIT Act).

Existing shareholders of Intelsat may be permitted to sell all or a portion of their Ordinary Shares in the IPO should they desire to do so. Please note that you are <u>not</u> required to sell your Ordinary Shares and that we are not advising you as to whether you should or should not sell your Ordinary Shares in the IPO. We cannot guarantee that you will be able to sell any or all of your shares in the IPO. The purpose of this letter is to inform you of the process we are undertaking to permit shareholders to participate in the IPO.

Intelsat will shortly be holding regional meetings and a conference call to discuss the IPO process with those shareholders who may be interested in selling their Ordinary Shares in the IPO. The anticipated schedule for these meetings and the conference call is listed in the attached Registration Form. ***If you have or anticipate any possible interest in disposing of some or all of your shares in the IPO, you <u>must</u> participate in one of these meetings or the conference call.*** The meetings and conference call will be conducted in English.

Please note that, in order to participate in one of these meetings or in the conference call and to receive the legal documentation and other materials that will be distributed in advance of the meeting, you will be required to sign and deliver the attached Non-Disclosure Agreement. You <u>must</u> sign this Non-Disclosure Agreement in order to participate because certain information that will be disclosed at the meeting or during the conference call may be non-public, confidential or proprietary in nature, and the

U.S. securities laws require that this information remain non-public and confidential. Please note that signing the Non-Disclosure Agreement will not preclude you from discussing your investment in Intelsat with potential buyers of your shares, as long as you do not discuss the IPO or otherwise disclose any of the non-public, confidential or proprietary information concerning the IPO or Intelsat that may be furnished to you in connection with the IPO.

If you wish to participate in one of these meetings or in the conference call, please register in advance. There are two methods by which you may register. You can complete the attached Registration Form and return the Registration Form to us, together with an executed copy of the Non-Disclosure Agreement, by no later than April 15, 2002 in accordance with the instructions on the Registration Form. Alternatively, you can register online at **https://ibn.intelsat.com/register**. This is a secure website requiring a username and password for access. Please use **signup** as the username and **meet@2002** as the password. If you register online, please do not forget to return to us your executed Non-Disclosure Agreement by facsimile at +1-202-944-7282, by April 15, 2002.

At each of the regional meetings, in addition to a group meeting during which the IPO process will be described, there will be an opportunity for you to schedule a private meeting with representatives of Intelsat to address specific questions that you may have with respect to the IPO process. When you complete the enclosed Registration Form or register for a regional meeting online, please be sure to indicate your interest in a private meeting so that we can prepare a meeting schedule and confirm with the meeting attendees.

Both the executed Non-Disclosure Agreement and your registration information (either on the attached Registration Form or through the website indicated above) must be received by us no later than April 15, 2002 in order for you to participate in a regional meeting or the conference call.

THIS LETTER DOES NOT CONSTITUTE AN OFFER FOR THE SALE OF, OR THE SOLICITATION OF AN OFFER TO BUY, INTELSAT, LTD.'S ORDINARY SHARES. You are not required to make a firm commitment to sell your Ordinary Shares at this time. We will require your firm commitment and receipt of executed copies of all required legal documentation before the commitment deadline, which under our current schedule is set for June 14, 2002. We will confirm the official commitment deadline at the regional meetings or in the conference call.

If you do not wish to participate in our IPO, there is no need for you to participate in a meeting or the conference call to discuss the IPO process. However, if you do not participate in one of these meetings or the conference call, we will assume that you do not wish to sell your Ordinary Shares in the IPO.

Please note that the U.S. securities laws prohibit the public offer of securities prior to the filing of a registration statement with the U.S. Securities and Exchange Commission. Communications regarding the IPO may potentially be considered an offer to sell securities in violation of the U.S. securities laws. ***Accordingly, you should not discuss or otherwise disclose information regarding the IPO or the matters contained in this letter with anyone other than us and your advisors.***

Please send an e-mail to shareholder@intelsat.com or contact Max Saffell of Intelsat Global Service Corporation at +1-202-944-7584 if you have any questions about the upcoming meetings or conference call.

Sincerely,

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat.
inspiring connections

02 JUN -7

2 May 2002

Dear Shareholder:

In accordance with Section 5.3 of the Shareholders Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the Signatories and Investing Entities named therein, I am writing to update you on Intelsat, Ltd.'s progress toward conducting an initial public offering (the "IPO") of its ordinary shares. On April 26, 2002, Intelsat, Ltd. filed a registration statement with the U.S. Securities and Exchange Commission relating to the planned IPO. This is the first step, and there is still a considerable amount of work which must be completed prior to conducting the IPO. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are joint book-running managers for the offering, and Lehman Brothers Inc. is joint lead manager. Intelsat, Ltd. intends to offer ordinary shares in an amount of approximately US$500 million. In addition, it is currently contemplated that some of Intelsat, Ltd.'s existing shareholders will sell ordinary shares in the offering.

The registration statement relating to the initial public offering of Intelsat, Ltd. ordinary shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Any shares to be sold in the IPO may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. Nothing in this letter shall constitute an offer to sell or a solicitation of an offer to buy any securities of Intelsat, Ltd., nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction. INTELSAT, LTD.'S INITIAL PUBLIC OFFERING WILL BE MADE ONLY BY MEANS OF A PROSPECTUS.

Please note that any Intelsat, Ltd. shares you hold that you do not desire to sell in the IPO may still be sold or transferred in exempt private transactions or offshore transactions as may be permitted by the Shareholders Agreement and Intelsat, Ltd.'s Bye-laws. If you have any questions regarding your shareholding in Intelsat, Ltd., please contact Dianne VanBeber, Director, Investor Relations at Intelsat Global Service Corporation, at **shareholder@intelsat.com** or +1 202 944 7406.

Yours sincerely,

Conny Kullman
Director and Chief Executive Officer

Intelsat, Ltd.
Dundonald House, 14 Dundonald Street West, Suite 201, Hamilton HM 09, Bermuda **www.intelsat.com** T +1 441-294-1650 F +1 441-292-8

02 JUN -7 [illegible]

10

**Before the
Federal Communications Commission
Washington, D.C. 20554**

In the matter of **INTELSAT LLC** Modification of Authorization to Launch C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit	)))))))))	File No. SAT-MOD-20011025-00092 Call Sign: S2407

ORDER AND AUTHORIZATION

Adopted: February 12, 2002 **Released: February 13, 2002**

By the Deputy Chief, Satellite and Radiocommunication Division, International Bureau:

INTRODUCTION

1. By this *Order,* we modify the launch milestone deadline and the corresponding in-service date for INTELSAT 903, to be operated by Intelsat LLC. The five-month extensions will allow Intelsat LLC to correct unforeseen technical problems with the spacecraft, while continuing to serve its customers from its in-orbit satellite.

BACKGROUND

2. On August 8, 2001, the Commission granted Intelsat LLC authority to operate 17 in-orbit C-band and Ku-band satellites then-owned and operated by the International Telecommunications Satellite Organization (INTELSAT).[1] The Commission also granted Intelsat LLC authority to construct, launch, and operate 10 satellites planned by INTELSAT. In the licensing order, the Commission specified construction and launch milestones for the planned satellites based on a schedule proposed by Intelsat LLC.[2] INTELSAT 903, one of the planned satellites, was given a launch milestone date of November 2001.[3] INTELSAT 903 is a replacement satellite for INTELSAT 603 at 24.5° W.L.[4]

---

[1] *See Application of Intelsat LLC for Authority to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit,* Memorandum Opinion Order and Authorization, 15 FCC Rcd 15460, *recon. denied,* 15 FCC Rcd 25234 (2000), *further proceedings,* 16 FCC Rcd 12280 (2001) (*Intelsat LLC Orders*). Intelsat LLC is a U.S. corporation created by INTELSAT for the purpose of owning and operating INTELSAT's C-band and Ku-band satellites upon INTELSAT's privatization. INTELSAT privatized on July 18, 2001. The term "C-band" refers here to the 3700 - 4200 MHz and 5925 - 6425 MHz frequency bands; the term "Ku-band" refers to the 11.7 - 12.2 GHz and 14.0 - 14.5 GHz frequency bands.

[2] *Intelsat LLC Orders,* 15 FCC Rcd at 15513 (¶ 156).

[3] *Id.*

3. On October 25, 2001, Intelsat LLC filed a request to extend the launch milestone date for INTELSAT 903 from November 2001 to April 2002, in order to correct certain technical problems.[5] Intelsat LLC also requests a corresponding extension for INTELSAT 903's "in-service" date.[6] No comments or oppositions were filed in response to Intelsat LLC's request.[7] For the reasons discussed below, we extend INTELSAT 903's launch milestone from November 2001 to April 2002 and grant a corresponding extension for its "in-service" date.

DISCUSSION

4. Intelsat LLC requests authority to extend the launch milestone date and corresponding "in-service" date for INTELSAT 903. According to Intelsat LLC, this extension is necessary because the satellite's manufacturer needs additional time to correct technical problems.[8] Additionally, Intelsat LLC states that since INTELSAT 903 is a replacement satellite for an already existing satellite there is no danger of service being lost by the delay.[9] In its request, Intelsat LLC also emphasizes its strong commitment to launching and operating the satellite. Intelsat LLC further explains that the requested April 2002 launch date is only an outside date and the launch of INTELSAT 903 is likely to occur sooner.[10]

5. Generally, we grant milestone extensions only when the delay is due to circumstances beyond the control of the licensee.[11] We have found that unanticipated technical problems with a satellite during construction constitute a circumstance beyond the licensee's control and justify a brief milestone extension.[12] The circumstances presented by Intelsat LLC are consistent with this standard. Specifically,

---

(...continued from previous page)

4 *Id.* at 15521 (Appendix A, Table 1).

5 Intelsat LLC Request for Extension of Milestone Date for Launch of INTELSAT 903, File No. SAT-MOD-20011025-00092 (October 25, 2001) (Intelsat LLC Milestone Extension Request).

6 The extension of the launch milestone date would also require a corresponding extension of the "in-service" date, which is 6 to 8 weeks after a successful launch. *See Intelsat LLC Orders* at 15521 n. aa1. *See also* Intelsat LLC Milestone Extension Request.

7 *See* Public Notice, Report No. SAT-00091 (rel. November 21, 2001).

8 Intelsat LLC Milestone Extension Request at 2.

9 *Id.*

10 *Id.*

11 47 C.F.R. § 25.117(e)(1). *See also Earth Watch Incorporated, Modification of Authorization to Construct, Launch and Operate a Remote Sensing Satellite* System, Order and Authorization, 15 FCC Rcd 13594, 13596-97 (¶ 8) (Int'l. Bur. 2000); *Columbia Communications Corporation, Application for Amendment to Pending Application to Extend Milestones*, Memorandum Opinion and Order, 15 FCC Rcd 16496, 16497 (¶ 4) (Int'l. Bur. 2000); *National Exchange Satellite, Inc., Extension of Time to Construct and Launch Space Stations in the Domestic Fixed Satellite Service*, Memorandum Opinion and Order, 7 FCC Rcd 1990, 1991 (¶ 8) (Com. Car. Bur. 1992); *Hughes Communications Galaxy, Inc., Application for Modification of Construction Permits and Licenses for the Galaxy 4-R and Galaxy A-R Domestic Fixed-Satellites*, Order and Authorization, 5 FCC Rcd 3423, 3424 (¶ 11) (Com. Car. Bur. 1990); *MCI Communications Corporation, Extensions of Time to Construct and Launch Space Stations in the Domestic Fixed-Satellite Service*, Memorandum Opinion and Order, 2 FCC Rcd 233, 233 (¶ 5) (Com. Car. Bur.1987).

12 *See AMSC Subsidiary Corporation, Application for Modification of Construction Permit and License for the AMSC-1 Satellite*, Order and Authorization, 10 FCC Rcd 3791, 3791 (¶ 4) (Satellite and Radiocommunication Div., 1995) (short milestone extension granted to permit licensee to resolve unanticipated technical problems with antenna); *American Telephone and Telegraph Company, Application for Modification of Construction Permit and*

(continued....)

Intelsat LLC states that the manufacturer of INTELSAT 903 is correcting two technical problems that have arisen in orbiting satellites of the same design.[13] In addition, the extension sought here is relatively brief and commensurate with the time needed to effect the necessary repairs and launch the satellite. Under the circumstances presented here, we find that a grant of Intelsat LLC's application to modify the launch milestone deadline for INTELSAT 903 and extend its corresponding "in service" date, will serve the public interest by allowing Intelsat LLC additional time to ensure that INTELSAT 903 is technically capable of providing services anticipated by the public.

ORDERING CLAUSES

6. Accordingly, IT IS ORDERED that, the Request for Extension of Milestone Date for Launch of INTELSAT 903, File No. SAT-MOD-20011025-00092 is GRANTED. The launch milestone date of INTELSAT 903 is EXTENDED from November 2001 to April 2002, with a corresponding extension for INTELSAT 903's "in-service" date.

7. IT IS FURTHER ORDERED that, unless extended by the Commission for good cause shown this authorization shall become NULL AND VOID in the event the space station is not launched and successfully placed into operation in accordance with this authorization.

8. IT IS FURTHER ORDERED that this authorization is subject to the same terms and conditions set forth in the *INTELSAT LLC Orders*, 15 FCC Rcd 15460, *recon. denied,* 15 FCC Rcd 25234 (2000), *further proceedings,* 16 FCC Rcd 12280 (2001).

9. This Order is issued pursuant to Section 0.261 of the Commission's Rules, 47 C.F.R. §0.261, and is effective upon release.

FEDERAL COMMUNICATIONS COMMISSION

Fern J. Jarmulnek
Deputy Chief,
Satellite and Radiocommunication Division

(...continued from previous page)
License for the Telstar 402 Satellite, Order and Authorization, 9 FCC Rcd 2607, 2607 (¶ 4) (Domestic Facilities Div., 1994) (short milestone extension granted to permit licensee to resolve unanticipated technical problems).

[13] Intelsat LLC Milestone Extension Request at 2.

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 31 Hrs.

FEDERAL COMMUNICATIONS COMMISSION
APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

SAT-MOD-20011221-00159
Intelsat 903

FCC Use Only
File Number: *SAT-MOD-20011221-00159*
Call Sign: *S2407*
Fee Number:

GRANTED
International Bureau
Call Sign ______ Grant Date *3/22/02*
(or other identifier) *See Attachment.*
Term Dates
From ______ To ______
Approved: *[signature]*

APPLICANT INFORMATION

1. Legal Name of Applicant: Intelsat LLC	2. Voice Telephone Number: (202) 944-6800
3. Other Name Used for Doing Business (if any)	4. Fax Telephone Number
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: M. Stojkovic	6. City: Washington
	7. State / Country (if not U.S.A.): DC — 8. Zip Code: 20008-3098
9. Name of Contact Representative (If other than applicant): Bert Rein	10. Voice Telephone Number: (202) 719-7000
11. Firm or Company Name: Wiley, Rein & Fielding	12. Fax Telephone Number: (202) 719-7207
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington
	15. State / Country (if not U.S.A.): DC — 16. Zip Code: 20006

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station: S2407

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed: N/A
(b) File number of pending application: N/A

02 MAR -7

Attachment

We conclude that the transferability of the Part 25 waivers granted in the original licensing order[1] for INTELSAT 903 at the original location (24.5° W.L.) to the modified location (34.5° W.L.) is justified on the basis:

a) that the Part 25 waivers granted for INTELSAT 903 at the original location are identical to the Part 25 waivers granted in the original licensing order for INTELSAT 904 at 34.5° W.L. and;
b) both INTELSAT 903 and INTELSAT 904 have technically identical characteristics.[2]

---

[1] *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Obit*, 15 FCC Rcd 15460, Appendix C.

[2] *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC to William F. Caton, Acting Secretary, FCC (March 19, 2002) (confirming that the technical characteristics of the INTELSAT 9 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 9 series satellites are the same as the technical characteristics as the INTELSAT 9 series satellites originally licensed for those locations.)

12

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 31 Hrs.

FEDERAL COMMUNICATIONS COMMISSION
APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only
File Number: SAT-Mod-20011221-0014
Call Sign: S 2408 02 JUL -7
Fee Number:

GRANTED
International Bureau

File SAT-Mod-20011221-00140
Intelsat 904
(or other identifier) See Attachment
Term Dates
From ______ To ______
Approved: [signature] 3/22/02

APPLICANT INFORMATION

1. Legal Name of Applicant: Intelsat LLC		2. Voice Telephone Number: (202) 944-6800
3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: M. Stojkovic	6. City: Washington	
	7. State / Country (if not U.S.A.): DC	8. Zip Code: 20008-3098
9. Name of Contact Representative (If other than applicant): Bert Rein		10. Voice Telephone Number: (202) 719-7000
11. Firm or Company Name: Wiley, Rein & Fielding		12. Fax Telephone Number: (202) 719-7207
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington	
	15. State / Country (if not U.S.A.): DC	16. Zip Code: 20006

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station: S2408

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed: N/A
(b) File number of pending application: N/A

Attachment

We conclude that the transferability of the Part 25 waivers granted in the original licensing order[1] for INTELSAT 904 at the original location (34.5° W.L.) to the modified location (60.0° E.L.) is justified on the basis:

a) that the Part 25 waivers granted for INTELSAT 904 at the original location are identical to the Part 25 waivers granted in the original licensing order for INTELSAT 902 at 60.0° E.L and;
b) both INTELSAT 904 and INTELSAT 902 have technically identical characteristics.[2]

---

1 *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Obit*, 15 FCC Rcd 15460, Appendix C.

2 *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC to William F. Caton, Acting Secretary, FCC (March 19, 2002) (confirming that the technical characteristics of the INTELSAT 9 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 9 series satellites are the same as the technical characteristics as the INTELSAT 9 series satellites originally licensed for those locations.)

Issuer: Intelsat, Ltd.
File No. 82-5214

(13)

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 11 Hrs.

FEDERAL COMMUNICATIONS COMMISSION
APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only
File Number: SAT-MOD-20011122-00185
Call Sign:
Fee Number:

APPLICANT INFORMATION

1. Legal Name of Applicant Intelsat LLC		2. Voice Telephone Number (202) 944 6800
3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number
5. Mailing Street Address or P.O. Box 3400 International Drive, N.W. ATTENTION: Milenko Stojkovic	6. City Washington 7. State / Country (if not U.S.A.) DC	8. Zip Code 20008-3098
9. Name of Contact Representative (If other than applicant) Bert Rein		10. Voice Telephone Number (202) 719 7000
11. Firm or Company Name Wiley, Rein & Fielding		12. Fax Telephone Number (202) 719 7207
13. Mailing Street Address or P.O. Box 1776 K Street, N.W. ATTENTION: Bert Rein	14. City Washington 15. State / Country (if not U.S.A) DC	16. Zip Code 20006

GRANTED
International Bureau
[redacted] SAT-MOD-20011122-00185
Intelsat [redacted]
Call [redacted] S2392 [redacted] 5/15/02
for [redacted]
See Attachment [redacted]
From ______ To
Approved [signature]

02 JUN -7

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station:
S2392

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed:
N/A
(b) File number of pending application:
N/A

INTELSAT 601 MODIFICATION

EXHIBIT I

Technical Description and

Other Information Required Under Section 25.114(c)

The Applicant, Intelsat LLC, hereby applies for authority to relocate INTELSAT 601 from its current location at 34.5°W. L. to 33°E. L. in June 2002 and to operate in the C-band and Ku-band at that orbital location.

Specific technical information for the INTELSAT 601 satellite, as required by Section 25.114 (c) of the Commission's rules, is presented below.

NAME AND ADDRESS OF APPLICANT

The Applicant is:

Intelsat LLC
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800

NAME AND ADDRESS OF CONTACT PERSONS

The contact person for the Applicant is:

Dr. Milenko Stojkovic
Director, Telecommunication Policy and Regulatory Affairs
Intelsat Global Services Corporation
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-7225

ATTACHMENT

With this grant, we conclude that the Part 25 waivers granted in the original licensing order for the INTELSAT 601 satellite at the 34.5° E.L. location[1] are transferable to the modified location, 33.0° E.L., on the basis that:

a) the Part 25 waivers granted for the INTELSAT 601 satellite at the original location, 34.5° E.L., are identical to the Part 25 waivers granted in the original licensing order for the INTELSAT 604 satellite at the 33.0° E.L. location and;

b) the INTELSAT 601 and the INTELSAT 604 satellites have technically identical characteristics.[2]

With this grant, we also authorize Intelsat to drift the INTELSAT 601 satellite from the 34.5° E.L. orbital location to the 33.0° E.L. orbital location subject to the following conditions:

1) During the drift of the satellite from 34.5° E.L. to 33.0° E.L, Intelsat LLC shall not operate the communications payload on INTELSAT 601; and

2) Intelsat shall coordinate its telemetry, tracking, and control (TT&C) operations with existing geostationary satellites to ensure that no unacceptable interference results from its TT&C operations during its drift operations; and

3) Any actions taken as a result of the drift authority ARE SOLELY AT INTELSAT LLC'S OWN RISK.

---

[1] *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460, Appendix C (2000).

[2] *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC, to William F. Caton, Acting Secretary, FCC (April 11, 2002) (confirming that the technical characteristics of the INTELSAT 6 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 6 series satellites are the same as the technical characteristics as the INTELSAT 6 series satellites originally licensed for those locations.)

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 11 hrs.

FEDERAL COMMUNICATIONS COMMISSION

APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only	
File Number:	SAT-mod-2001 [illegible]
Call Sign:	
Fee Number:	

APPLICANT INFORMATION

1. Legal Name of Applicant: Intelsat LLC	2. Voice Telephone Number: (202) 944-6800
3. Other Name Used for Doing Business (if any)	4. Fax Telephone Number
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: M. Stojkovic	6. City: Washington
	7. State / Country (if not U.S.A.): DC — 8. Zip Code: 20008-3098
9. Name of Contact Representative (If other than applicant): Bert Rein	10. Voice Telephone Number: (202) 719-7000
11. Firm or Company Name: Wiley, Rein & Fielding	12. Fax Telephone Number: (202) 719-7207
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington
	15. State / Country (if not U.S.A): DC — 16. Zip Code: 20006

GRANTED
International Bureau
SAT-mod-2001 [illegible]
Intelsat [illegible]
Call Sign [illegible] 5/15/02
(or other identifier) See Attachment
From [illegible] To [illegible]
Approved: [signature]

02 JUL -7 [illegible]

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station: S2390

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed: N/A
(b) File number of pending application: N/A

INTELSAT 604 MODIFICATION

EXHIBIT I

Technical Description and

Other Information Required Under Section 25.114(c)

The Applicant, Intelsat LLC, hereby applies for authority to relocate INTELSAT 604 from its current location at 60° E.L. to 157° E.L. in August 2002 and to continue to operate in the C-band and Ku- band at that orbital location.

Specific technical information for the INTELSAT 604 satellite, as required by Section 25.114 (c) of the Commission's rules, is presented below.

NAME AND ADDRESS OF APPLICANT

The Applicant is:

Intelsat LLC
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800

NAME AND ADDRESS OF CONTACT PERSONS

The contact person for the Applicant is:

Dr. Milenko Stojkovic
Director, Telecommunication Policy and Regulatory Affairs
Intelsat Global Services Corporation
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-7225

ATTACHMENT

On April 15, 2002, the International Bureau's Satellite Division granted Intelsat LLC special temporary authority for a period of 180 days to drift the INTELSAT 604 satellite from 60° E.L. to 157.0° E.L.[1] With today's grant, we authorize Intelsat LLC to operate the INTELSAT 604 satellite at the 157.0° E.L. orbit location.

With this grant, we conclude that the Part 25 waivers granted in the original licensing order for INTELSAT 604 at the 60° E.L. location[2] are transferable to the modified location, 157.0° E.L., on the basis that:

a) the Part 25 waivers granted for the INTELSAT 604 satellite at the original location, 60° E.L., are identical to the Part 25 waivers granted in the original licensing order for INTELSAT 602 at the 157° E.L. location and;

b) both the INTELSAT 604 and INTELSAT 602 satellites have technically identical characteristics.[3]

---

1 *See* Letter from Cassandra C. Thomas, Deputy Division Chief, Satellite Division, FCC, to Jennifer D. Hindin, Counsel for Intelsat LLC (April 15, 2002) (granting Intelsat LLC special temporary authority to drift its INTELSAT 604 satellite from 60.0° E.L. to 157.0° E.L.).

2 *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460, Appendix C (2000).

3 *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC, to William F. Caton, Acting Secretary, FCC (April 11, 2002) (confirming that the technical characteristics of the INTELSAT 6 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 6 series satellites are the same as the technical characteristics as the INTELSAT 6 series satellites originally licensed for those locations.)

15

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 11 Hrs.

FEDERAL COMMUNICATIONS COMMISSION
APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only
File Number: SAT-MOD-20020315-00039
Call Sign: S2409
Fee Number:

APPLICANT INFORMATION

GRANTED
International Bureau

File # SAT-MOD-20020315-00039
Intelsat 905
Call Sign S2409 Grant Date 5/15/02
(or other identifier)
See Attachment Term Dates
From ________ To
Approved: [signature]

1. Legal Name of Applicant: Intelsat LLC	2. Voice Telephone Number: (202) 944 6800
3. Other Name Used for Doing Business (if any)	4. Fax Telephone Number
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: Donald Bridwell	6. City: Washington
	7. State / Country (if not U.S.A.): DC — 8. Zip Code: 20008-3098
9. Name of Contact Representative (If other than applicant): Bert Rein	10. Voice Telephone Number: (202) 719 7000
11. Firm or Company Name: Wiley, Rein & Fielding	12. Fax Telephone Number: (202) 719 7207
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington
	15. State / Country (if not U.S.A): DC — 16. Zip Code: 20006

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station: S2409

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed: N/A
(b) File number of pending application: N/A

INTELSAT 905 MODIFICATION

EXHIBIT 1

Technical Description and

Other Information Required Under Section 25.114(c)

The Applicant, Intelsat LLC, hereby applies for authority to permit the deployment of INTELSAT 905 at 24.5° W.L. following launch rather than at 27.5° W.L.

Specific technical information for the INTELSAT 905 satellite, as required by Section 25.114 (c) of the Commission's rules, is presented below.

NAME AND ADDRESS OF APPLICANT

The Applicant is:

Intelsat LLC
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800

NAME AND ADDRESS OF CONTACT PERSONS

The contact person for the Applicant is:

Dr. Milenko Stojkovic
Director, Telecommunication and Regulatory Policy
Intelsat Global Service Corporation
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-7225

Attachment

With this grant, we conclude that the Part 25 waivers granted in the original licensing order for INTELSAT 905 at the 27.5° W.L. location[1] are transferable to the modified location, 24.5° W.L., on the basis that:

a) the Part 25 waivers granted for INTELSAT 905 at the original location, 27.5° W.L, are identical to the Part 25 waivers granted in the original licensing order for INTELSAT 903 at the 24.5° W.L. location and;
b) both the INTELSAT 905 and INTELSAT 903 satellites have technically identical characteristics.[2]

With this grant, we also authorize Intelsat to drift the INTELSAT 905 satellite from the 27.5° W.L. location to the 24.5° W.L. location subject to the following conditions:

1) During the drift of the satellite from 27.5° W.L. to 24.5° W.L, Intelsat LLC shall not operate the communications payload on INTELSAT 905; and

2) Intelsat shall coordinate its telemetry, tracking and control (TT&C) with existing geostationary satellites to ensure that no unacceptable interference results from its TT&C operations during its drift operations; and

3) Any actions taken as a result of the drift authority ARE SOLELY AT INTELSAT LLC'S OWN RISK.

---

1 *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460, Appendix C (2000).

2 *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC, to William F. Caton, Acting Secretary, FCC (March 19, 2002) (confirming that the technical characteristics of the INTELSAT 9 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 9 series satellites are the same as the technical characteristics as the INTELSAT 9 series satellites originally licensed for those locations).

FCC 312
Main Form

Approved by OMB 3060-0678

Est. Avg. Burden Hours Per Response: 11 Hrs.

FEDERAL COMMUNICATIONS COMMISSION

APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only	
File Number:	SATMOD20020315-00038
Call Sign:	S2410
Fee Number:	

APPLICANT INFORMATION

[Stamp: GRANTED — International Bureau — File # SAT-MOD-20020315-00038 — Intelsat 902 — Call Sign S2410 — Grant Date 5/15/02 — (or other identifier) See Attachment — Term Dates From ___ To ___ — Approved: [signature]]

1. Legal Name of Applicant: Intelsat LLC		2. Voice Telephone Number: (202) 944 6800	
3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number	
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: Donald Bridwell	6. City: Washington		
	7. State / Country (if not U.S.A.): DC		8. Zip Code: 20008-3098
9. Name of Contact Representative (If other than applicant): Bert Rein		10. Voice Telephone Number: (202) 719 7000	
11. Firm or Company Name: Wiley, Rein & Fielding		12. Fax Telephone Number: (202) 719 7207	
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington		
	15. State / Country (if not U.S.A): DC		16. Zip Code: 20006

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

(16)

18. If this filing is in reference to an existing station, enter: Call sign of station:	19. If this filing is an amendment to a pending application enter: (a) Date pending application was filed:	(b) File number of pending application:
S2410	N/A	N/A

INTELSAT 906 MODIFICATION

EXHIBIT I

Technical Description and

Other Information Required Under Section 25.114(c)

The Applicant, Intelsat LLC, hereby applies for authority to permit the deployment of INTELSAT 906 at 27.5° W.L. following launch rather than at 18° W.L.

Specific technical information for the INTELSAT 906 satellite, as required by Section 25.114 (c) of the Commission's rules, is presented below.

NAME AND ADDRESS OF APPLICANT

The Applicant is:

Intelsat LLC
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800

NAME AND ADDRESS OF CONTACT PERSONS

The contact person for the Applicant is:

Dr. Milenko Stojkovic
Director, Telecommunication and Regulatory Policy
Intelsat Global Services Corporation
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-7225

Issuer: Intelsat, Ltd.
File No. 82-5214

Attachment

With this grant, we conclude that the Part 25 waivers granted in the original licensing order for the INTELSAT 906 satellite at the 18.0° W.L. location[1] are transferable to the modified location, 27.5° W.L., on the basis that:

a) the Part 25 waivers granted for the INTELSAT 906 satellite at the original location, 18.0° W.L, are identical to the Part 25 waivers the International Bureau granted in the original licensing order for INTELSAT 905 at 27.5° W.L. and;
b) both the INTELSAT 906 and INTELSAT 905 satellites have technically identical characteristics.[2]

With this grant, we also authorize Intelsat to drift the INTELSAT 906 satellite from the 18.0° W.L. location to the 27.5° W.L. location subject to the following conditions:

1) During the drift of the satellite from 18.0° W.L. to 27.5° W.L, Intelsat LLC shall not operate the communications payload on INTELSAT 906; and

2) Intelsat shall coordinate its telemetry, tracking and control (TT&C) operations with existing geostationary satellites to ensure that no unacceptable interference results from Intelsat's TT&C operations during its drift operations; and

3) Any actions taken as a result of the drift authority ARE SOLELY AT INTELSAT LLC'S OWN RISK.

---

1 *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460, Appendix C (2000).

2 *See* Letter from Jennifer D. Hindin, Counsel for Intelsat LLC, to William F. Caton, Acting Secretary, FCC (March 19, 2002) (confirming that the technical characteristics of the INTELSAT 9 series satellites launched or to be launched into orbital locations originally authorized for other INTELSAT 9 series satellites are the same as the technical characteristics as the INTELSAT 9 series satellites originally licensed for those locations).

Issuer: Intelsat, Ltd.
File No. 82-5214

17

Intelsat



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Intelsat Signs Contract with Katelco to Provide DTH Services in Kazakhstan

Washington, D.C., 17 April 2002

Intelsat announced today that it has signed a 10-year contract with Katelco, the authoriz provider of direct-to-home (DTH) services in Kazakhstan, to deliver television and high-s Internet services to households and businesses throughout the country.

In addition to the six channels of local video programming customers have been able to \ previously, the Intelsat capacity gives them new access to between 10 and 20 pay-TV ch Internet, distance education, pay-per-view, corporate TV and satellite cable stations.

"Intelsat has always been very proud of its ability to reach people wherever they are in tl and provide them with the broad range of services they require," said John Stanton, Pres Intelsat Global Sales & Marketing Ltd. "We are pleased that Katelco will use Intelsat capa bring the full benefits of multi-channel TV entertainment to Kazakhstan's residents."

These new DTH services are being provided on the Intelsat 904 satellite at 60ºE, which b operational on 27 March of this year.

"In addition to being able to provide us with extremely high reliability," added Vladamir k President of Katelco, "Intelsat was flexible enough to focus strong Ku-band capacity over Kazakhstan to quickly and easily respond to our exact requirements for the DTH service.'

Yuli Wexler, Vice President, Europe Sales, stated, "There is an increasing need for DTH vi services worldwide and Intelsat is well positioned to meet that demand. We are a satellit leader in providing carrier and Internet solutions, and we are growing our video capabiliti provide our broadcast customers with the new solutions and video distribution applicatior require."

About Intelsat
Intelsat, Ltd., offers telephony, corporate network, broadcast and Internet solutions arou globe via capacity on 22 geosynchronous satellites in prime orbital locations. Customers i than 200 countries and territories rely on Intelsat satellites and staff for quality connectic global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202- 7500.

Click here to subscribe to our news releases.

Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expe assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, ma are outside our control. Important factors that could cause actual results to differ materially from the exp expressed or implied in the forward-looking statements include known and unknown risks. Because actua could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, urged to view all forward-looking statements contained in this news release with caution. Intelsat does n undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat, Ltd. to Issue Senior Notes

Washington, D.C., 3 April 2002

Intelsat, Ltd. announced today its intent to issue and sell its Senior Notes in a private placement under Rule 144A in the United States and in accordance with Regulation S outside the United States.

The Senior Notes will be senior unsecured obligations of Intelsat, Ltd. and will rank equally with any of its other senior unsecured indebtedness.

It is intended that the net proceeds from the issuance and sale will be used to repay borrowings under Intelsat, Ltd.'s commercial paper program and for general corporate purposes.

The notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless they are registered or unless such sale is exempt from the registration requirements of the Securities Act.

For further information, please contact Dianne VanBeber at dianne.vanbeber@intelsat.com or at +1 202-944-7406.

Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts, including statements relating to our intended use of proceeds from the issuance and sale of the Senior Notes. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. These risks include, but are not limited to, financial community perceptions of our business, operations and financial condition and the industry in which we operate. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view the forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat Signs Long-Term Contract with Verestar to Provide High-Speed Services to the Maritime Industry

Washington, D.C., 2 April 2002

Intelsat today announced that it has signed a three year contract with Verestar, Inc. and its subsidiary, Maritime Telecommunications Network (MTN), to provide high-speed mobile voice and data services to cruise ships.

Specifically, Intelsat's services will be used to support telephone calls, fax, email, shipboard data operations, video and Internet applications from ships to land, as well as to support communications between ships. MTN is the largest supplier of C-band capacity to cruise lines and provides capacity to over 90 ships globally.

"Our flexibility and global reach gives our maritime customers, who in many cases need data and voice services immediately, a quick turn-around time," said Jean-Robert Barallon, President, Intelsat USA Sales Corporation. "Additionally, our satellite fleet reliability, which was 99.9993% last year, is an important benefit - as constant connectivity and access to voice and data services are essential to our maritime customers."

Intelsat will supply high-power, C-band capacity on the Intelsat 805 satellite for maritime voice and data services between Verestar's teleport facility in Holmdel, New Jersey and cruise ships, primarily sailing in the Caribbean.

David Kagan, CEO of MTN stated, "One of the benefits using Intelsat satellites provides to us is global reach. This is of utmost importance to our customers who need instant connectivity to family, friends and business associates around the world while they are aboard cruise ships."

John Stanton, President of Intelsat Global Sales & Marketing Ltd., stated, "This solution is a prime example of how our powerful satellites are well-suited to supporting services to and from small or mobile terminals. The flexibility and scalability of our satellite fleet and corporate network solutions allow us to tailor our services to support vertical applications, such as in the case of maritime customers."

About Maritime Telecommunications Network
Maritime Telecommunications Network, Inc. (MTN), the leader in maritime communications, provides C-band voice, fax, data and Internet communications to the cruise and offshore industries, and the U.S. Navy throughout the world. MTN also provides ship-to-shore live video and radio broadcast capabilities in C- or Ku-Band. MTN is owned by its parent company Verestar, Inc. More information is available at www.mtnsat.com.

About Intelsat
Intelsat, Ltd., offers telephony, corporate network, broadcast and Internet solutions around the globe via capacity on 22 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

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Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause our actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Additional risks include, but are not limited to, insufficient market demand for communications services offered by us; the quality and price of communications services

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat 903 Launch Successful: Satellite Fourth in Campaign to Increase Total Customer Capacity by up to 34 Percent

Washington D.C., 30 March 2002

Intelsat announced today that at 12:25 p.m. EST the Intelsat 903 satellite was successfully launched aboard an ILS Proton K/Block DM launch vehicle. The satellite is expected to be operational during the second quarter of this year.

The Intelsat 903 launch is the fourth in an aggressive campaign that is expected to increase total customer capacity significantly by the end of 2003. The 903 satellite will be deployed at 325.5ºE and will offer capacity for Internet, video, telephony and corporate network solutions to customers on its 72 C-band and 22 Ku-band transponders (measured in 36 MHz equivalent units). The satellite will provide high power Ku-band spot beam coverage for Western Europe and much of North America and additional C-band capacity to customers in Europe, the Middle East, North America, Africa and South America.

Intelsat, Ltd. CEO Conny Kullman stated, "Intelsat is very pleased to have successfully launched yet another satellite that will enable us to bring more powerful solutions to our customers. The success of the Intelsat IX series is crucial for the types of applications we believe our customers require. "

The Intelsat 601 currently holds the 325.5ºE orbital slot but will be moved to 33ºE.

The next launch of an Intelsat IX series satellite is scheduled to take place from French Guiana, aboard an Ariane 44L launch vehicle, during the second quarter of this year.

About Intelsat
Intelsat, Ltd. offers telephony, corporate network, Internet and broadcast solutions around the globe via capacity on 22 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause our actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Additional risks include, but are not limited to, insufficient market demand for communications services offered by us; the quality and price of communications services offered by our competitors; the risk of delay in implementing our business strategy; our access to sufficient capital to meet our operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; acts of terrorism or other calamity; and a change in the health of our satellites or a catastrophic loss or losses occurring during the launch or in-orbit operations of any of our satellites. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat Obtains Two Credit Facilities for Total $1 Billion: Initial Financings as Private Company

Washington, D.C., 25 March 2002

Intelsat, Ltd. today announced that it has obtained credit facilities for a total of $1 billion, from a syndicate of lenders arranged by Salomon Smith Barney. The financings represent significant initial funding for Intelsat, the first since its privatization in July 2001.

The credit arrangements include a 364-day facility in the amount of $500 million and a three-year facility in the same amount. The facilities are intended to provide liquidity support for general corporate purposes and to support Intelsat, Ltd.'s commercial paper program.

Joseph Corbett, Intelsat, Ltd.'s Executive Vice President and CFO, stated, "The favorable terms of these credit facilities represent a continued recognition of our business, including our high-quality, global satellite network, valued orbital slots, long-standing customer relationships and technical leadership."

These facilities replace an expiring $1 billion, 364-day credit facility that Intelsat obtained in March 2001.

About Intelsat
Intelsat, Ltd. offers telephony, corporate network, broadcast and Internet solutions around the globe via capacity on 21 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause our actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Additional risks include, but are not limited to, insufficient market demand for communications services offered by us; the quality and price of communications services offered by our competitors; the risk of delay in implementing our business strategy; our access to sufficient capital to meet our operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; acts of terrorism or other calamity; and a change in the health of our satellites or a catastrophic loss or losses occurring during the launch or in-orbit operations of any of our satellites. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat

Intelsat Announces Strategic Acquisitions in First Step for Delivering New Wholesale Global Connectivity Solutions



Washington, D.C., 18 March 2002

Intelsat, Ltd. today announced two planned acquisitions that represent a significant first step in Intelsat's efforts to assemble a new ground-based infrastructure to complement its global satellite system. Intelsat expects to use this ground-based infrastructure to begin offering hybrid space/terrestrial services in a new service portfolio called "Global Connectivity Solutions." Hybrid services in this family are being designed to address increasing customer demand for one-stop shopping and end-to-end services. In addition, these acquisitions are intended to bring Intelsat closer to its customers in the U.S. market.

Specifically, Intelsat has signed an agreement to acquire the World Systems business unit of Lockheed Martin Corporation (NYSE:LMT), including existing service contracts with World Systems' customers for Intelsat capacity as well as earth stations located in Clarksburg, Maryland and Paumalu, Hawaii. Under the agreement, Intelsat would also purchase the teleport facilities and related assets of COMSAT Digital Teleport, Inc. Intelsat further announced that it had acquired a teleport facility in Fuchsstadt, Germany from Deutsche Telekom AG. Terms of these transactions were not disclosed.

In addition, Intelsat announced that it has established points of presence (POPs) connected by fiber at key traffic exchange points in Los Angeles, New York and London that will be connected to the teleport facilities to be acquired from Lockheed Martin and Deutsche Telekom.

"These developments clearly demonstrate Intelsat's commitment to provide our customers with the tools they need to better succeed in their own markets," said Conny Kullman, CEO of Intelsat, Ltd. "This move also shows how a privatized Intelsat has quickly begun to execute its business strategy to move from a satellite-centric to a network-centric company."

The assets to be acquired under the Lockheed Martin agreement will include:

- All of World Systems' existing service contracts for Intelsat capacity with its customers.
- The assets of COMSAT Digital Teleport, Inc., including a total of 19 antennas (of which 15 are located in Clarksburg, two are located in California, one is located in Maine and one is located in Italy).
- Tracking, telemetry, command and monitoring (TTC&M) earth stations located in Clarksburg, Maryland and in Paumalu, Hawaii. These are two of the six major earth stations that Intelsat uses to monitor and control its satellites and are currently operated by World Systems under contracts with Intelsat. The Clarksburg earth station has 11 TTC&M antennas and the Paumalu earth station has seven antennas.

The teleport acquired in Fuchsstadt, Germany includes one 18-meter and two 32-meter antennas and operating facilities.

John Stanton, President of Intelsat Global Sales & Marketing Ltd., noted, "The agreement with Lockheed Martin represents more than just an infrastructure play as it will allow us to get closer to our customers in the United States and provide them with value-added services."

Ramu Potarazu, President and COO of Intelsat Global Service Corporation, added, "These initial steps represent the first elements of a basic infrastructure we are putting in place for our Global Connectivity Solutions portfolio, while streamlining our current operations. We are planning to expand our terrestrial network throughout the world via additional teleports, associated fiber links and POPs. We are looking to work with our distributors to help us lease or acquire these elements, and expect to partner with these

Issuer: Intelsat, Ltd.
File No. 82-5214

customers to expand our terrestrial network as new opportunities arise."

The closing of the Lockheed Martin transaction is subject to regulatory and other approvals and certain other conditions.

Intelsat will be holding a conference call today for the press at 11:00 am EST (Washington time) through the following telephone numbers and verbal passcode:

- U.S.: +1-800-779-2692
- Outside the U.S.: +1-630-395-0270
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About Intelsat
Intelsat, Ltd. offers telephony, corporate network, broadcast and Internet solutions around the globe via capacity on 21 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

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Safe Harbor Statement:
Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts, including statements relating to our business strategy and the expected cost synergies, expected enhanced sales capabilities, planned expansion of our terrestrial infrastructure, planned expansion of our service offerings and other expected impact on our business of the strategic transactions described above. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause our actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with any proposed strategic transaction, known risks include, but are not limited to, the failure to complete a planned transaction or the need to modify aspects of the transaction in order to obtain regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; the incurrence of unexpected costs of integration; and the inability to retain or integrate the capabilities of key personnel joining Intelsat as a result of the transaction. Additional risks include, but are not limited to, insufficient market demand for communications services offered by us; the quality and price of communications services offered by our competitors; the risk of delay in implementing our business strategy; our access to sufficient capital to meet our operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; acts of terrorism or other calamity; and a change in the health of our satellites or a catastrophic loss or losses occurring during the launch or in-orbit operations of any of our satellites. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



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Intelsat Announces New Internet Trunking Service

London, U.K., 5 March 2002

Intelsat Global Sales & Marketing Ltd. today announced the introduction of its new Intelsat Internet Trunking service, a bundled offering that combines space segment and ground segment capabilities to provide high-speed Internet backbone connectivity for Internet Service Providers. Intelsat plans to make this service available on the Indian sub-continent during the second quarter of this year.

Internet Trunking represents Intelsat's first offering of its Global Connectivity Solutions services, which Intelsat expects will include other services designed to meet customer demand for end-to-end solutions and to provide one-stop shopping for customers' global communications needs. Intelsat's Internet Trunking service is intended to give customers a one-stop shopping solution for Internet access via satellite by providing an integrated service that includes space segment capacity, a regional hub, teleport service and access to the Internet backbone. The service will allow ISPs to support traditional Internet applications such as web browsing, e-mail and file transfers via satellite.

John Stanton, President of Intelsat Global Sales & Marketing Ltd., said, "We are excited to introduce Intelsat Internet Trunking, our first new service offering as we transition Intelsat from a satellite-centric to a network-centric company. By providing smaller, regional ISPs with reliable, direct connections to the Internet backbone through a single solution, we believe our Internet Trunking service can help Intelsat's customers be more successful in their own markets."

The Internet Trunking solution offers point-to-point connectivity over a digital video broadcasting (DVB) platform. Designed to be both flexible and scalable, Intelsat's new service is available in three different configurations: Internet Trunking (standard), Dedicated User Group and Dedicated. The number, size and growth potential of a customer's service locations will determine which configuration will best suit its needs. The Internet Trunking service is available directly through Intelsat or its worldwide network of distributors.

The Standard configuration of the Internet Trunking service provides asymmetric service, which mirrors Internet traffic requirements by dedicating four times the amount of bandwidth on the forward (downlink) channel than on the return (uplink) channel. Customers may also tailor the forward/return bandwidth to meet their specific traffic requirements.

"Since this service provides Internet trunking via a combination of satellite and terrestrial facilities, we believe it will be particularly attractive to Internet service providers located in areas where a shortage of terrestrial infrastructure limits their Internet access," added Janice Thomas, Senior Product Manager, Internet of Intelsat Global Service Corporation. "We believe that the convenience of being able to come to Intelsat for all components of the solution, including consultation about which product best suits their needs, is a cost-effective way for our customers to maximize their Internet connectivity."

About Intelsat
Intelsat, Ltd., offers telephony, corporate network, Internet and broadcast solutions around the globe via capacity on 21 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat 904 Launch Successful: Satellite Well-Suited for Delivering Powerful Solutions to Customers in Europe, Middle East, Africa and Asia

Washington, DC, 23 February 2002

Intelsat announced today that at 1:59 a.m. EST the Intelsat 904 communications satellite was successfully launched aboard an Ariane 44L launch vehicle. The satellite is expected to be operational at the beginning of the second quarter of this year.

The Intelsat 904 launch is the third in an aggressive campaign that is expected to increase total customer capacity by up to 34% by mid-2003. The 904 satellite will be deployed at 60°E over the Indian Ocean region and will offer Internet, broadcast, telephony and corporate network solutions to customers on its 76 C-band and 22 Ku-band transponders (measured in 36 MHz equivalent units). The satellite will provide high power Ku-band spot beam coverage for Europe and the Middle East and additional C-band capacity to customers in Europe, the Middle East, Africa and Asia.

Intelsat CEO Conny Kullman stated, "We are very pleased to have had yet another successful launch with the Intelsat 904. The IX series satellites are well-suited for many new applications that require high power satellites, and we look forward to bringing more solutions to our customers in all regions as our launch campaign continues."

The Intelsat 604 currently holds the 60°E orbital slot, but will be moved to occupy one of Intelsat's new roles at 157°E, expanding service to customers in the Pacific Ocean region.

The next launch of an Intelsat IX series satellite will use a Proton K/Block DM launch vehicle from Russia. The launch site will be the Baikonur Cosmodrome.

About Intelsat
Intelsat, Ltd. offers Internet, broadcast, telephony and corporate network solutions around the globe via capacity on 22 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

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Some of the statements in this news release may constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



Intelsat Successfully Expands Digital Multimedia Service in French Polynesia

Honolulu, Hawaii, 16 January 2002

Intelsat Global Sales & Marketing Ltd., today announced that it successfully upgraded the existing Tahiti Nui Satellite bouquet in partnership with the Office des Postes et Telecommunications of French Polynesia (OPT) and France Telecom's broadcast services division, GlobeCast. The expanded bouquet, which has been increased by an additional 72 MHz, now provides customers in French Polynesia with 23 direct-to-home (DTH) channels and four radio channels. The existing 72 MHz Ku-band video service, provided to OPT since June of 2000 on the Intelsat 701 satellite, was comprised of 12 video and three radio channels.

This digital service bouquet simultaneously transmits video, IP and DTH services to all 118 islands constituting French Polynesia. This is the first digital DTH service dedicated to French and English programming in the area that mixes video and Internet services in a single platform, and it reaches an audience of 10,000 subscribers.

"We are very pleased with the high service quality, reliability and technical customer support that Intelsat provided for us in this joint effort with OPT and GlobeCast," said Geffry Salmon, OPT Managing Director. "The Pacific Island community is difficult to reach geographically, and Intelsat effectively provides the global coverage and the know-how we require to make our communications a success."

Speaking at the Pacific Telecommunications Conference being held here this week, John Stanton, President of Intelsat Global Sales & Marketing Ltd., added, "The completion of the upgrade of the Tahiti Nui satellite bouquet is a landmark achievement for Intelsat since this is the first service of its kind being provided in the Pacific island region, and it showcases the effectiveness of our global reach. We will continue striving to pioneer new and complete global connectivity solutions to serve the needs of our customers worldwide."

This multimedia solution complements OPT's existing domestic satellite network, Polysat, which has been operating on the Intelsat 702 satellite since 1998. Currently, French Polynesia is connected to the world through capacity on three Intelsat satellites, and has used Intelsat solutions for its domestic and international Internet, voice, data and occasional-use TV needs.

About Intelsat
Intelsat, Ltd., offers Internet, broadcast, telephony and corporate network solutions around the globe via capacity on 21 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

Some of the statements in this news release may constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking

Issuer: Intelsat, Ltd.
File No. 82-5214

Intelsat



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Intelsat Secures Launch Services for Intelsat X Series Satellites

Hamilton, Bermuda, 15 January 2002

Intelsat LLC today announced that it has signed two launch services contracts -- one with Boeing Launch Services for a Sea Launch Zenit-3SL vehicle and the second with International Launch Services (ILS) for its Proton M/Breeze M vehicle -- for the launch of the two Intelsat X series satellites (10-01 and 10-02).

The 10-01 and 10-02 satellites, manufactured by Astrium, are scheduled for launch during the second and third quarters of 2003. These spacecraft have a design life span of 13 years each and will be deployed over the Atlantic Ocean region. The X series are the first Intelsat satellites to use plasma propulsion for in-orbit station keeping. This more propellant-efficient design allows for an increase in the useful mass of the spacecraft by fifty percent over the Intelsat IX generation; this mass can be used for providing more transponders or more power per transponder. Both satellites will provide Internet, broadcast, corporate network and carrier solutions to Intelsat customers.

The 10-01 is scheduled to be deployed at 310ºE and has been designed to provide 23 Ku-band and 56 C-band transponders (measured in 36 MHz equivalent units). The 10-02 is planned for the 359ºE location with 36 Ku-band and 70 C-band transponders (measured in 36 MHZ equivalent units). E.i.r.p. power levels for the spacecraft are 37 dBW to 42 dBW for zone beams, 37 dBW to 41 dBW for hemi beams (Intelsat 10-02) and up to 54.9 dBW for spot beams.

Conny Kullman, CEO, Intelsat, Ltd., stated, "We are pleased that there are a number of companies capable of providing Intelsat X launch services, which allows us to have flexibility and diversity in our launch vehicle choices. The launch of the Intelsat X series satellites will complete our nine-satellite launch campaign that we began last year. We are looking forward to working with both ILS and Sea Launch to ensure the successful launches of our X series spacecraft next year, as these are expected to be significant additions to our fleet."

About Intelsat
Intelsat, Ltd. offers Internet, broadcast, telephony and corporate network solutions around the globe via capacity on 21 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability.

For further information, please contact us at media.relations@intelsat.com or at +1 202-944-7500.

Click here to subscribe to our news releases.

Some of the statements in this news release may constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.